Form 10-K, Exhibit 13
period 1994-11-30
TCBY ENTERPRISES INC
filed 1995-02-24
CIK 740693

Results of Operations
Fiscal 1994 Compared to Fiscal 1993

The Company's total sales for fiscal 1994 increased 28 percent from sales in fiscal 1993. The Company's operations were primarily in two segments:
food products and equipment. The following table sets forth sales by category within the Company's primary segments of operation (dollars in thousands):



                                          % of                 % of                % of
                                 1994     Sales      1993      Sales       1992    Sales
                                 ____     _____      ____      _____       ____    _____
Food Products:
 Yogurt sales to Martin-
  Brower and other food
  service distributors         $ 54,243    39%     $ 52,320     48%      $ 56,114    52%
 Yogurt sales to the retail
  grocery trade                  46,377    33%       13,161     12%         5,683     6%
 Retail sales by Company-
  owned stores                   21,734    15%       26,873     24%        30,271    28%
                               ________   ____     ________    ____      ________   ____
                                122,354    87%       92,354     84%        92,068    86%

Equipment:
 Sales by the Company's
  equipment distributor          13,262     9%        8,640      8%         4,753     4%
 Sales of manufactured
  specialty vehicles              3,936     3%        7,489      7%         9,617     9%
                               ________   ____     ________    ____      ________   ____
                                 17,198    12%       16,129     15%        14,370    13%
Other                               893     1%        1,042      1%         1,195     1%
                               ________   ____     ________    ____      ________   ____

Total Sales                    $140,445   100%     $109,525    100%      $107,633   100%
                               ========   ====     ========    ====      ========   ====



Sales from the Company's food products segment include (i) wholesale sales of frozen yogurt products to the Martin-Brower Company, which distributes yogurt and other products primarily to "TCBY" stores, and to other foodservice distributors, which distribute to non-traditional locations such as airports, on-premises business cafeterias, hospitals, sporting arenas, toll road plazas, etc., (ii) sales of hardpack frozen yogurt, refrigerated yogurt, and frozen novelties for distribution to the retail grocery trade, and (iii) retail sales of yogurt and related food items by Company-owned stores. Sales in the food products segment increased from $92.4 million in fiscal 1993 to

$122.4 million during fiscal 1994.   The food products segment  represented
87 percent of the Company's total sales during fiscal 1994 as compared to 84 percent in fiscal 1993.

Within the food products segment, wholesale sales of frozen yogurt increased 4 percent during fiscal 1994 as compared to fiscal 1993. This increase is due to a greater number of non-traditional locations operating during fiscal 1994 compared to the same period in fiscal 1993 and was partially offset by a reduction in the number of domestic traditional "TCBY" stores (Company-owned and franchised stores) in operation. The Company expects a continuation of growth in the number of non-traditional locations during fiscal 1995.

The following table sets forth location activity for fiscal 1994 and 1993:



                                                                    Non-
                         Franchise    Company   International    Traditional      Total
                          Stores      Stores      Locations       Locations     Locations
                         _________    _______   _____________    ___________    _________
Locations Open at
 November 30, 1992        1,330         147         71               292          1,840
  Opened                     28           1         23               752            804
  Closed                    (75)        (12)       (28)              (55)          (170)
  Net Stores Purchased
   (Sold) Between Fran-
   chisees & Company         15         (15)        --               --             --
                         _________    _______   _____________    ___________    _________
Locations Open at
 November 30, 1993        1,298         121         66               989          2,474
  Opened                     31           2         77               506            616
  Closed                    (89)        (22)        (2)             (176)          (289)
  Net Stores Purchased
   (Sold) Between Fran-
   chisees & Company          5          (5)        --               --             --
                         _________    _______   _____________    ___________    _________
Locations Open at
 November 30, 1994        1,245          96        141             1,319          2,801
                         =========    =======   =============    ===========    =========






Included in the franchised and Company store information are 152 and 166 "TCBY" stores closed for relocation or for the season on November 30, 1994 and 1993, respectively.

Sales of yogurt to the retail grocery trade increased 252 percent during fiscal 1994 as compared to fiscal 1993. This increase is a result of expanded geographic distribution of both hardpack frozen yogurt and refrigerated yogurt products. The Company plans to continue to expand the distribution of yogurt products in the retail grocery trade during fiscal 1995, however, not necessarily at the same rate experienced in fiscal 1994.

Sales by Company-owned stores declined 19 percent during fiscal 1994 as compared to fiscal 1993. This decline results primarily from a reduction of Company-owned stores operated during fiscal 1994. The Company expects the number of Company-owned stores to stabilize at approximately 90 stores during fiscal 1995. However, the Company will continue to evaluate opportunities to refranchise stores.

Sales from the Company's equipment segment include (i) sales from the distribution of equipment to the foodservice industry and (ii) sales of manufactured mobile kitchens and other specialty vehicles primarily to businesses and governments. Sales in the equipment segment increased 7 percent during fiscal 1994 from $16.1 million in fiscal 1993 to $17.2 million during fiscal 1994. Sales by the equipment segment represented 12 percent of the Company's total sales during fiscal 1994 as compared to 15 percent in fiscal 1993. The increase in sales by the Company's equipment distributor is primarily due to sales of equipment packages to international franchisees and a full year of sales for AIMCO Equipment Company, which was acquired in April 1993. This increase was partially offset by the completion by the equipment manufacturer in the second quarter of 1993 of an $11 million contract with a foreign government that was accounted for on a percentage-of-completion basis. The Company's equipment manufacturing subsidiary has not entered into any additional contracts of this magnitude.

Average store sales (the average of sales by domestic traditional stores open the entire fiscal year) for Company-owned and franchised "TCBY" stores increased 5 percent from $202,000 in fiscal 1993 to $212,000 in fiscal 1994. Same store sales (the comparison of fiscal 1994 individual domestic traditional "TCBY" store sales with sales by the same stores operating during the same period of fiscal 1993) increased 3.6 percent in fiscal 1994 from fiscal 1993. The increase in average store sales is due primarily to improved same store sales and the closing of stores with sales less than the average store sales reported for fiscal 1994. The overall improvement in same store sales for the year reflects the Company's continuing efforts to increase sales through national and local media advertising, menu extensions, store decor upgrades, and relocations. The restaurant industry continues to be highly competitive. Even with the continuation of these programs and implementation of similar programs, same store sales may decline and store closings may continue.

The ratio of cost of sales to sales was 59 percent for fiscal 1994 as compared to 53 percent for fiscal 1993. The ratio of cost of sales to sales for the food products segment and equipment segment in fiscal 1994 was 56 percent and 79 percent, respectively, compared to 44 percent and 78 percent, respectively, in fiscal 1993. The increase in the cost of sales to sales ratio is attributed primarily to a change in sales mix. Retail sales through Company-owned stores declined while wholesale sales to the retail grocery trade and private label customers increased (private label and refrigerated yogurt have a higher cost of sales to sales ratio). A major component of the Company's cost of sales of food products is milk. Milk pricing is regulated by the USDA which sets pricing on a monthly basis. Milk prices in fiscal 1994 were approximately 6 percent higher than prices in fiscal 1993. The Company in the past has not adjusted its selling prices to reflect fluctuations in milk pricing. Average milk prices are expected to stabilize in fiscal 1995. In addition, the Company has experienced increases in other components of cost of sales, such as product packaging costs, and additional increases are expected in product packaging costs in fiscal 1995. The Company will monitor all costs and evaluate its selling prices accordingly. The cost of sales to sales ratio for the equipment segment increased due to an increase in sales of equipment with lower gross profit margins.

Franchising revenues consist of initial franchise and license fees and royalty income. In fiscal 1994, initial franchise and license fees increased 24 percent while royalty income increased 8 percent from fiscal 1993. The increase in franchise and license fees results pr imarily from domestic and international franchising activity. Five percent of food products sales and franchising revenues were generated from international activity in fiscal 1994 compared to 3 percent in fiscal 1993. The increase in royalty income results from international franchise activity and a higher number of non-traditional locations.

Selling, general and administrative (SG&A) expenses increased 11 percent in fiscal 1994 compared to fiscal 1993. This increase is due primarily to an increase in expenses (e.g., hiring of additional salespersons and administrative staff and higher selling costs, such as consumer marketing expenses, trade allowances, distribution allowances, and brokerage fees) associated with the sales growth and increased distribution of yogurt products within the retail grocery trade and the continued development of non-traditional locations. Increases in SG&A expenses were partially offset by a reduction in the number of Company-owned stores operating during fiscal 1994 (see location activity schedule above) which results in a decrease in the amount of total operating expenses within Company-owned stores. As a percentage of combined sales and franchising revenues, SG&A expenses were 39 percent and 44 percent for fiscal 1994 and 1993, respectively. The Company plans to continue the development of sales opportunities in non-traditional locations and the retail grocery trade. As a result of this planned expansion in a highly competitive environment, combined with the amortization of distribution allowances, selling costs will increase in fiscal 1995.

Interest expense decreased 24 percent in fiscal 1994 over fiscal 1993. This decrease is due to a reduction in the average principal balances of outstanding long-term debt during 1994. In future periods, interest costs will increase as $7.5 million was borrowed in November 1994 to finance the expansion of the Company's yogurt manufacturing facility, which is discussed in greater detail below, and due to anticipated increases in interest rates in fiscal 1995.

Interest income decreased 18 percent in fiscal 1994 from fiscal 1993. This decrease is due to reductions in the outstanding balances of interest earning assets. The Company's practice is not to accrue interest income on franchise notes receivable when collection becomes uncertain.

Litigation settlement and costs in fiscal 1994 and 1993 are costs associated with legal and administrative proceedings which are incidental to the business of the Company.

Income taxes as a percentage of pre-tax income decreased to 33.3 percent in fiscal 1994 from 34.3 percent in fiscal 1993. The decrease relates primarily to a reduction in tax allowances established in prior years. Assuming no significant change in federal and state tax laws, the Company expects its future tax rate to approximate that of fiscal 1993. Deferred tax assets of $2.2 million will be realized through the offset of existing taxable temporary differences.


Fiscal 1993 Compared to Fiscal 1992

Total sales for fiscal 1993 increased 2 percent from sales for fiscal 1992. See table above setting forth sales by category within the Company's primary segments of operations.

Sales in the food products segment increased from $92.1 million in fiscal 1992 to $92.4 million during fiscal 1993. The food products segment represented 84 percent of the Company's total sales during fiscal 1993 as compared to 86 percent in fiscal 1992. Within the food products segment, wholesale sales of frozen yogurt declined 7 percent during fiscal 1993 from wholesale sales during fiscal 1992. This was attributed to a reduction in the number of traditional "TCBY" stores open during fiscal 1993 along with a slight reduction in the average amount of yogurt purchased by those stores. This reduction was partially offset by a greater number of non-traditional locations open during fiscal 1993. See table above setting forth location activity for fiscal 1993.

Included in store openings were 16 stores for fiscal 1993 and 13 stores for fiscal 1992 previously reported closed that reopened during the year.
Included in stores open were 166 and 137 "TCBY" stores closed for relocation or for the season on November 30, 1993 and 1992, respectively.

Sales by Company-owned stores declined 11 percent during fiscal 1993 as compared to fiscal 1992. This decline resulted primarily from a reduction of Company-owned stores operated during the period.

Sales of yogurt to the retail grocery trade increased 132 percent during fiscal 1993 as compared to fiscal 1992. This increase was a result of expanded geographic distribution of both hardpack frozen yogurt and refrigerated yogurt products.

Sales in the equipment segment increased 12 percent during fiscal 1993 from $14.4 million during fiscal 1992 to $16.1 million. Sales by the equipment segment represented 15 percent of the Company's total sales during fiscal 1993 as compared to 13 percent during fiscal 1992. This increase in sales resulted primarily from the acquisition of AIMCO Equipment Company in April 1993. AIMCO, located in Little Rock, is a regional distributor of equipment to the foodservice industry and serves customers primarily outside of the "TCBY" franchise system. Sales of manufactured equipment decreased in fiscal 1993 from fiscal 1992 as a result of the completion in the second quarter 1993 of an $11 million contract with a foreign government that was accounted for on a percentage-of-completion basis. The Company's equipment manufacturing subsidiary has not entered into any additional contracts of this magnitude.

Average store sales (the average of sales by domestic traditional stores open the entire fiscal year) for Company-owned and franchise "TCBY" stores increased 2 percent from $198,000 in fiscal 1992 to $202,000 in fiscal 1993. Same store sales (the comparison of fiscal 1993 individual domestic traditional "TCBYR" store sales to sales by the same stores operating during the same period of fiscal 1992) decreased 1.7 percent in fiscal 1993 from fiscal 1992. The increase in average store sales was due primarily to the closing of 115 stores with average sales less than the average store sales reported for fiscal 1992. The decline in same store sales that began in 1990, had an adverse impact on the financial condition of franchised and Company-owned stores, and contributed to store closings.

The ratio of cost of sales to sales was 53 percent for fiscal 1993 as compared to 51 percent for fiscal 1992. The increase in the cost of sales to sales ratio was attributed primarily to a change in sales mix. Overall, equipment sales, which have a higher cost ratio, increased as a percentage
of total  sales.   In addition,  the  sales mix  within the  food  products
segment changed with  retail sales through  Company-owned stores  declining
whil     e wholesale sales  to the  retail grocery trade,  which are  made at  a higher cost of sales to sales ratio, increased.  The Company did experience an improvement in the cost of sales to sales ratio for Company-owned stores of 3 percent as  a percentage of  sales in fiscal  1993 compared to  fiscal
1992 due to improved cost  controls.  The ratio of  cost of sales to  sales for the food products segment and equipment segment in fiscal 1993 was 44 percent and 78 percent, respectively, compared to 43 percent and 78 percent, respectively, in fiscal 1992. A major component of the Company's cost of sales of food products is  milk.  Milk pricing is regulated by  the
USDA which sets pricing  on a monthly  basis.  Milk  prices in fiscal  1993 were fairly consistent with prices in fiscal 1992. The Company in the past has not adjusted its selling prices to reflect fluctuations in milk pricing.

Franchising revenues consist of initial franchise and license fees and royalty income. In fiscal 1993, initial franchise and license fees increased 74 percent while royalty income declined 6 percent from fiscal 1992. The increase in franchise and license fees resulted primarily from an increase in development of international license agreements. Three percent of food products sales and franchising revenues were generated from international activity in fiscal 1993 compared to 2 percent in fiscal 1992. The decline in royalty income resulted from a decline in the sale of yogurt to "TCBY" stores as noted above.

Selling, general and administrative (SG&A) expenses decreased 4 percent in fiscal 1993. This decrease was due primarily to a decrease in the provision for doubtful accounts and notes and a reduction in the number of Company-owned stores operating during fiscal 1993 (see location activity schedule above) which resulted in a decrease in the total number of associates employed. Included in SG&A for fiscal 1993 was a provision of $1.1 million for doubtful accounts and notes compared to $2.3 million in fiscal 1992. The decrease in the provision for fiscal 1993 was due to a reduction in the number of franchised stores closed during the year and a reduction in lending activity during fiscal 1993 and 1992. In addition, net expenses relating to the sale or closure of Company-owned stores decreased from approximately $1 million in fiscal 1992 to approximately $50,000 in fiscal 1993. The improvements referred to above were partially offset by (i) an increase in costs incurred by the Company in an effort to develop non-traditional locations and sales to the retail grocery trade and
(ii) an
increase in costs related to the operation of AIMCO. As a percentage of combined sales and franchising revenues, SG&A expenses were 44 percent and 46 percent for fiscal 1993 and 1992, respectively.

Interest expense decreased 30 percent in fiscal 1993 as compared to fiscal 1992. This decrease was due to a reduction in the average interest rate paid during fiscal 1993 and a reduction in the principal balances of outstanding long-term debt.

Interest income decreased 25 percent in fiscal 1993 as compared to fiscal 1992. This decrease was due to reductions in the outstanding balances and yields on interest earning assets. The Company's practice is not to accrue interest income on franchise notes receivable when collection becomes uncertain.

Litigation settlement and costs decreased in fiscal 1993 compared to fiscal 1992. The fiscal 1992 expenses relate to the settlement of claims with respect to a stockholder class action lawsuit against the Company and other defendants.

Other income increased to $365,883 for fiscal 1993 from $13,635 for fiscal 1992. Other income during fiscal 1993 primarily related to equipment rental income generated by the equipment segment, and gains realized from the sales of miscellaneous property and equipment.


Income taxes as a percentage of pre-tax income increased to 34.3 percent in fiscal 1993 from 30.4 percent in fiscal 1992. The lower tax rate in fiscal 1992 resulted from the cumulative effect ($301,000) of adopting FASB Statement No. 109. The Company's income tax asset resulted primarily from temporary differences in the recognition of bad debt expense. T he Company realizes the actual tax benefit of the items upon write-off of the related receivables. The Revenue Reconciliation Act of 1993 did not have a significant impact on the Company's effective tax rate.


LIQUIDITY AND CAPITAL RESOURCES

The Company has historically generated cash from operations sufficient to meet its normal operating requirements. Cash provided by operating activities amounted to $4.5 million in fiscal 1994 compared to $12.4 million in fiscal 1993 and $16.1 million in fiscal 1992. This decrease in fiscal 1994 resulted primarily from increases in distribution allowances and trade accounts receivable to expand distribution into the retail grocery trade. The use of funds for distribution allowances in fiscal 1994 was partially offset by a current year income tax benefit of $3.8 million recognized in the fourth quarter due to the tax treatment of these items for federal income tax purposes. Deferred tax payments for these items will occur in future years. The decrease in fiscal 1993 is due to the Company's development of non-traditional locations and increases in international accounts receivable.

On November 30, 1994, working capital was $46.5 million compared to $44.4 million on November 30, 1993. The current ratio was 4.7 to 1 on November 30, 1994, and 6.0 to 1 on November 30, 1993.

Cash and cash equivalents decreased from $10.2 million as of November 30, 1993 to $4.9 million as of November 30, 1994, while short-term investments increased from $14.8 million as of November 30, 1993 to $15.2 million as of November 30, 1994. The net decrease of cash and cash equivalents and short- term investments in fiscal 1994 is due primarily to the increase in accounts receivable and distribution allowances related to the expansion into the retail grocery trade as discussed above, which was partially offset by $7.5 million in loan proceeds to finance the expansion of the Company's frozen yogurt manufacturing facility in Dallas, Texas. The $7.5 million was borrowed in November 1994 under an unsecured note payable to a bank. This note matures in equal monthly installments over a seven year period and bears interest at a match-funding rate of the adjusted Eurodollar rate plus 1.0% (7.75% at November 30, 1994) or at the bank's base rate less 0.75%.

Long-term debt proceeds exceeded long-term debt repayments by $5.4 million in fiscal 1994. Long-term debt repayments exceeded long-term debt proceeds by $3.8 million and $2.7 million in fiscal 1993 and 1992, respectively. Cash generated from operations has been used to finance all capital expenditures, with the exception of the plant expansion. Purchases of property, plant, and equipment amounted to $11.4 million, $6.0 million, and $7.1 million in fiscal 1994, 1993, and 1992, respectively. Commitments for capital expenditures related to the expansion of the manufacturing facility in Dallas, Texas, totaled approximately $6.5 million at November 30, 1994. The Company has budgeted approximately $4.5 million for capital expenditures in fiscal 1995 in addition to the commitment noted above. Except for the plant expansion project, it is expected that operating cash flows will be used to finance these capital expenditures, although certain equipment may be acquired through capital leases. In addition, from time to time, the Company may evaluate and make acquisitions. Any acquisition may require the use of operating cash flows, long-term or short-term financing, or issuance of equity or other financing services in order to consummate such acquisition or to fund operating and capital expenditures of any acquired business.

Cash provided by operating activities has also been used by the Company to provide financing to franchisees for the purpose of acquiring equipment and other fixed assets for the development or purchase of "TCBY" stores. The principal collected on notes receivable primarily from franchisees exceeded origination of notes receivable by $848,000, $965,000, and $3.8 million in fiscal 1994, 1993, and 1992, respectively.

The Company's foreseeable cash needs for operations and capital expenditures will continue to be met through cash flows from operations and borrowings from credit facilities which the Company believes are available.

Cash dividends of 20 cents per share were paid to stockholders during fiscal 1994, 1993, and 1992. The Company will consider adjustments to the dividend rate after giving consideration to return to stockholders, profitability expectations, financing and cash needs of the Company, and other factors.

                                  Consolidated Financial Statements

                                  TCBY Enterprises, Inc.


                            Years ended November 30, 1994, 1993, and
                             1992 with Report of Independent Auditors

                            TCBY Enterprises, Inc.

                      Consolidated Financial Statements


                Years ended November 30, 1994, 1993, and 1992





                                  Contents
Report of Independent Auditors...............................................1

Audited Consolidated Financial Statements

Consolidated Balance Sheets..................................................2
Consolidated Statements of Income............................................4
Consolidated Statements of Stockholders' Equity..............................5
Consolidated Statements of Cash Flows........................................6
Notes to Consolidated Financial Statements...................................7

             Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
TCBY Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of TCBY Enterprises, Inc. and subsidiaries as of November 30, 1994 and 1993, and
the related consolidat   ed statements of  income, stockholders' equity,  and
cash flows for each of the three years in the period ended November 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TCBY Enterprises, Inc. and subsidiaries at November 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1994, in conformity with generally accepted accounting principles.

                                  /s/ Ernst & Young LLP
                                      __________________________
                                      Ernst & Young LLP


January 9, 1995
Little Rock, Arkansas

                           TCBY Enterprises, Inc.

                        Consolidated Balance Sheets





                                                               November 30
                                                           1994          1993
                                                      __________________________
Assets
Current assets:
  Cash and cash equivalents                           $  4,938,118 $ 10,167,074
  Short-term investments                                15,213,179   14,826,289
  Receivables:
    Trade accounts                                      15,805,358   10,859,638
    Notes                                                2,120,932    2,577,182
    Allowance for doubtful accounts and notes             (383,515)    (650,547)
                                                      __________________________
                                                        17,542,775   12,786,273
  Refundable income taxes                                1,501,663      487,394
  Deferred income taxes                                          -      611,914
  Inventories                                           13,621,790   11,476,837
  Distribution allowances                                4,098,965      304,324
  Prepaid expenses and other assets                      2,051,808    2,539,461
                                                      __________________________
Total current assets                                    58,968,298   53,199,566

Property, plant, and equipment:
  Land                                                   4,225,248    3,879,175
  Buildings                                             23,583,374   22,519,574
  Furniture, vehicles, and equipment                    55,172,254   49,932,263
  Leasehold improvements                                10,986,674   11,020,257
  Construction in progress                               3,089,350      743,493
  Allowances for depreciation and amortization         (40,213,323) (34,179,906)
                                                      __________________________
                                                        56,843,577   53,914,856

Other assets:
  Notes receivable, less current portion (less
    allowance for doubtful notes of $894,869 in
    1994 and $1,517,943 in 1993)                         8,358,703   10,146,885
Intangibles (less amortization of $3,317,663 in 1994
  and $2,705,816 in 1993)                                5,795,445    6,122,354
Distribution allowances, less current portion            7,105,649      617,871
Other                                                    5,208,415    4,689,604
                                                      __________________________
                                                        26,468,212   21,576,714
                                                      __________________________
Total assets                                          $142,280,087 $128,691,136
                                                      ==========================

See accompanying notes.                                                      2


                                                               November 30
                                                           1994          1993
                                                      _________________________
Liabilities and stockholders' equity
Current liabilities:
  Accounts payable                                    $  2,890,869 $  1,199,737
  Accrued expenses                                       5,742,510    5,541,904
  Deferred income taxes                                    751,859            -
  Current portion of long-term debt                      3,072,756    2,092,761
                                                      __________________________
Total current liabilities                               12,457,994    8,834,402


Long-term debt, less current portion                    15,909,857   11,486,736


Deferred income taxes                                    5,638,287    3,138,784



Commitments and contingencies


Stockholders' equity:
  Preferred Stock, par value $.10 per share, authorized
    2,000,000 shares                                             -            -
  Common Stock, par value $.10 per share, authorized
    50,000,000 shares; issued 26,911,333 shares in 1994
    and 26,804,385 shares in 1993                        2,691,133    2,680,439
  Additional paid-in capital                            24,840,431   24,255,981
  Retained earnings                                     90,153,584   87,705,993
                                                      __________________________
                                                       117,685,148  114,642,413
  Less treasury stock, at cost (1,317,069 shares)       (9,411,199)  (9,411,199)
                                                      __________________________
Total stockholders' equity                             108,273,949  105,231,214
                                                      __________________________
Total liabilities and stockholders' equity            $142,280,087 $128,691,136
                                                      ==========================

See accompanying notes.

                           TCBY Enterprises, Inc.

                      Consolidated Statements of Income

                                                    Year ended November 30
                                             1994          1993         1992
                                         _______________________________________
Sales                                    $140,444,739 $109,525,036 $107,633,301
Cost of sales                              82,546,965   58,309,928   55,308,367
                                         _______________________________________
Gross profit                               57,897,774   51,215,108   52,324,934

Franchising revenues:
  Initial franchise and license fees        1,342,311    1,079,000      618,700
  Royalty income                           10,684,055    9,873,042   10,444,128
                                         _______________________________________
Total franchising revenues                 12,026,366   10,952,042   11,062,828
                                         _______________________________________
                                           69,924,140   62,167,150   63,387,762
Selling, general, and administrative
  expenses                                 58,839,572   52,901,925   55,002,207
                                         _______________________________________
                                           11,084,568    9,265,225    8,385,555
Other income (expense):
  Interest expense                           (618,121)    (810,216)  (1,155,004)
  Interest income                           1,070,029    1,311,958    1,751,266
  Litigation settlement and costs            (349,000)    (385,419)  (1,708,860)
  Other income                                131,668      365,883       13,635
                                         _______________________________________
                                              234,576      482,206   (1,098,963)
                                         _______________________________________
Income before income taxes                 11,319,144    9,747,431    7,286,592
Income tax expense (benefit):
  Current                                     (96,144)   3,122,246    2,917,838
  Deferred                                  3,863,276      216,374     (704,170)
                                         _______________________________________
                                            3,767,132    3,338,620    2,213,668
                                         _______________________________________
Net income                               $  7,552,012 $  6,408,811 $  5,072,924
                                         =======================================
Net income per share                             $.30         $.25         $.20
                                         =======================================
Average shares outstanding                 25,523,436   25,605,753   25,788,100
                                         =======================================

See accompanying notes.

                              TCBY Enterprises, Inc.

                            Consolidated Statements of
                               Stockholders' Equity

                               Additional
              Common Stock       Paid-in    Retained    Treasury
           Shares   Par Value    Capital    Earnings      Stock        Total
        ________________________________________________________________________
Balance at December 1,
  1991  26,777,934 $2,677,793 $24,143,443 $86,509,234 $(6,967,738) $106,362,732
  Exercise of stock
   options   3,165        317      11,806           -           -        12,123
  Cash dividends--$.20 per
   share         -          -           -  (5,169,292)          -    (5,169,292)
  Purchase of treasury stock--330,300
   shares        -          -           -           -  (1,470,862)   (1,470,862)
  Net income     -          -           -   5,072,924           -     5,072,924
        _______________________________________________________________________
Balance at November 30,
  1992  26,781,099  2,678,110  24,155,249  86,412,866  (8,438,600)  104,807,625
  Exercise of stock
   options  23,286      2,329     107,874           -           -       110,203
  Cash dividends--$.20 per
   share         -          -           -  (5,115,684)          -    (5,115,684)
  Purchase of treasury stock--172,838
   shares        -          -           -           -   (1,012,899)  (1,012,899)
  Sale of treasury stock--4,081
   shares        -          -      (7,142)          -       40,300       33,158
  Net income     -          -           -   6,408,811            -    6,408,811
        ________________________________________________________________________
Balance at November 30,
  1993  26,804,385  2,680,439  24,255,981  87,705,993  (9,411,199)  105,231,214
  Exercise of stock options,
   including tax benefit of
   $47,575 106,948     10,694     584,450           -           -       595,144
  Cash dividends--$.20 per
   share         -          -           -  (5,104,421)          -    (5,104,421)
  Net income     -          -           -   7,552,012           -     7,552,012
        ________________________________________________________________________
Balance at November 30,
  1994  26,911,333 $2,691,133 $24,840,431 $90,153,584 $(9,411,199) $108,273,949
        ========================================================================

See accompanying notes.

                           TCBY Enterprises, Inc.






                   Consolidated Statements of Cash Flows

                                                    Year ended November 30
                                             1994          1993         1992
                                         _______________________________________
Operating activities
Net income                               $  7,552,012 $  6,408,811 $  5,072,924
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization             8,862,307    7,691,565    7,394,149
  Amortization of intangibles                 611,847      554,761      390,614
  Provision for doubtful accounts and notes 1,469,630    1,079,630    2,317,512
  Deferred income taxes                     3,863,276      216,374     (704,170)
  Loss (gain) on sales of property and
    equipment                                 266,128      (90,140)     769,966
  Changes in operating assets and liabilities:
    Receivables                            (4,945,720)  (1,859,088)    (686,429)
    Inventories                            (2,144,953)     618,941     (702,699)
    Prepaid expenses                          487,653   (1,178,751)   1,748,648
    Distribution allowances               (11,640,511)    (922,195)           -
    Intangibles and other assets             (803,749)     370,779   (1,610,073)
    Accounts payable and accrued expenses   1,891,738       64,181    1,262,664
    Income taxes                           (1,014,269)    (588,393)     807,320
                                         _______________________________________
Net cash provided by operating activities   4,455,389   12,366,475   16,060,426

Investing activities
  Purchases of property, plant, and
    equipment                             (11,391,402)  (6,021,878)  (7,059,322)
  Purchase of business, net of cash
    acquired                                        -   (2,244,262)           -
  Proceeds from sales of property and
    equipment                                 352,338    1,903,415    1,531,131
  Origination of notes receivable          (1,309,698)  (2,036,213)  (1,274,276)
  Principal collected on notes receivable   2,157,468    3,001,231    5,066,170
  Purchases of short-term investments     (12,111,419) (25,874,278) (23,840,718)
  Proceeds from maturity of short-term
    investments                            11,724,529   21,775,892   20,290,346
                                         _______________________________________
Net cash used in investing activities     (10,578,184)  (9,496,093)  (5,286,669)
Financing activities
  Proceeds from long-term borrowings        7,500,000   14,622,357            -
  Proceeds from sale of Common Stock          595,144      110,203       12,123
  Dividends paid                           (5,104,421)  (5,115,684)  (5,169,292)
  Net treasury stock transactions                   -     (979,741)  (1,470,862)
  Principal payments of long-term debt     (2,096,884) (18,395,731)  (2,697,218)
                                         _______________________________________
Net cash provided by (used in) financing
  activities                                  893,839   (9,758,596)  (9,325,249)
                                         _______________________________________
Increase (decrease) in cash and cash





  equivalents                              (5,228,956)  (6,888,214)   1,448,508
Cash and cash equivalents at beginning
  of year                                  10,167,074   17,055,288   15,606,780
                                         _______________________________________
Cash and cash equivalents at end of year $  4,938,118 $ 10,167,074 $ 17,055,288
                                         =======================================

See accompanying notes.

                          TCBY Enterprises, Inc.

                 Notes to Consolidated Financial Statements

                           November 30, 1994

1.  Accounting Policies





Principles of Consolidation

The consolidated financial statements include  the accounts of the  Company
and its wholly owned subsidiaries.   All significant intercompany  accounts
and transactions have been eliminated in consolidation.

Description of Business

The Company manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, and novelty food products through Company-owned and franchised retail stores ("TCBY stores"), non-traditional locations (e.g., airports, schools, hospitals, and travel plazas), and the retail grocery trade (e.g., grocery stores and wholesale clubs). In addition, the Company markets refrigerated yogurt through the retail grocery trade and manufacturers and sells equipment related to the food service industry.

The following summarizes TCBY locations:





                                                                 November 30
                                                             1994   1993   1992
                                                            ____________________
 Franchised or licensed                                      1,386  1,364  1,401
 Company-owned                                                  96    121    147
 Non-traditional                                             1,319    989    292





Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short-term Investments

Short-term investments consist of certificates of deposit and other income producing nonequity securities with an original maturity of greater than three months and less than one year. These investments are recorded at cost which approximates market value and are intended to be held to maturity.

                             TCBY ENTERPRISES, Inc.

            Notes to Consolidated Financial Statements (continued)

1.  Accounting Policies (continued)

Inventories

Inventories are carried at the lower of cost or market. The cost of food products is generally based on the latest invoice cost, while other inventory cost is determined on a first-in, first-out basis.

Receivables

A majority of the Company's trade accounts receivable are due from customers operating in the food products segment. In addition, the Company extends credit in the form of notes receivable to franchisees. During 1994 and 1993, the Company extended credit of approximately $290,000 and $873,000, respectively, to finance the sale of certain corporate stores.

Notes receivable are primarily collateralized by equipment located in TCBY stores. Most of these notes receivable are intended to be paid over five years and bear interest at market rates. Notes receivable are placed on a nonaccrual basis when the collectibility of principal or interest becomes uncertain.

In May 1993, Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," was issued and amended in October 1994, by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". The Company will be required to adopt the provisions of these Statements in fiscal 1996 and does not expect the adoption to have a material effect on its financial position or results of operations.

Property, Plant, and Equipment

Property, plant, and equipment is recorded at cost and is depreciated by the straight-line method for financial reporting purposes over the estimated useful lives of the individual assets. For tax reporting purposes, accelerated cost recovery depreciation methods are used.

                           TCBY Enterprises, Inc.

1.  Accounting Policies (continued)

Intangibles

Intangibles include the cost in excess of net assets of businesses acquired, trademarks, noncompete agreements, and franchise rights. These intangibles are being amortized over the estimated future periods benefited, ranging from 5 to 40 years. Goodwill of approximately $900,000 was recorded in 1993 in connection with the acquisition of an equipment company.

The carrying value of intangibles is reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates that intangibles have diminished in fair value based on the undiscounted cash flows produced by the intangibles over the remaining amortization period, the Company's carrying value would be reduced accordingly.

Distribution Allowances

Distribution allowances are paid to customers to obtain retail or wholesale shelf space. These costs are capitalized and amortized on a straight-line basis over a three-year period. If a customer is lost, the unamortized allowances are written off.






Franchising Revenues

Franchising revenues consist of initial franchise and license fees and royalty income. Initial franchise and license fees are recognized as revenue when the Company has substantially completed its obligations under the franchise or license agreement. Royalty income is earned on sales by franchisees and is recognized as revenue when the related sales are made.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Income Per Share

Net income  per share  is based  on  the average  number of  common  shares
outstanding during each  year.   The dilutive  effect of  stock options  is
insignificant.

                             TCBY Enterprises, Inc.

1.  Accounting Policies (continued)

Reclassification

Certain amounts in the 1993 and 1992 consolidated financial statements have been reclassified to conform to the 1994 presentation.

2.  Inventories

Inventories consisted of the following:





                                                              November 30
                                                           1994          1993
                                                      __________________________
Manufacturing materials and supplies                  $  4,417,832  $  3,775,732
Finished yogurt and other food products                  4,162,242     3,281,552
Equipment and other products                             5,041,716     4,419,553
                                                      __________________________
                                                      $ 13,621,790  $ 11,476,837
                                                      ==========================





3.  Long-Term Debt

Long-term debt consisted of the following:





                                                              November 30
                                                           1994          1993
                                                      __________________________
Unsecured notes payable                               $ 18,979,110  $ 13,566,221
Capitalized lease obligations                                3,503        13,276
                                                      __________________________
                                                        18,982,613    13,579,497
Less current portion                                     3,072,756     2,029,761
                                                      __________________________
                                                      $ 15,909,857  $ 11,486,736
                                                      ==========================





Effective June 11, 1993, the Company entered into a loan agreement with a bank. The proceeds of the note issued under this loan agreement were used to retire existing indebtedness. In November 1994, the loan agreement was revised to allow the Company to borrow an additional $7.5 million. These proceeds are

                             TCBY Enterprises, Inc.
            Notes to Consolidated Financial Statements (continued)

3.  Long-Term Debt (continued)

being used to  finance various  projects designed to  expand the Company's food
products  production  capabilities.    Commitments  related  to  the  plant
expansion were approximately $6.5 million at November 30, 1994. The notes are unsecured and bear interest at the bank's base rate less 0.75% or at a match-funding rate of the adjusted Eurodollar rate plus 1.0%. The interest rate at November 30, 1994 was 6.0625% for the original note and 7.75% for the additional borrowings. The notes are due in monthly installments of approximately $265,000 plus interest. The original note matures on June 1, 2000 with the additional $7.5 million borrowing maturing December 31, 2001. The loan agreement requires, among other things, a fixed charge coverage ratio of greater than 1.0 to 1.0 be maintained. This ratio is defined as the sum of net income and noncash charges divided by the sum of the current portion of long term debt, cash dividends paid, and capital expenditures incurred to maintain or replace existing property, plant, and equipment. The Company believes it was in compliance with all covenants of the unsecured debt agreement at November 30, 1994.

Annual  maturities  of   long-term  debt   total  $3,072,756,   $3,158,540,
$3,158,540, $3,158,540,  and  $3,158,540  for  fiscal  1995  through  1999, respectively.

During  fiscal  1994,  1993,  and  1992,  the  Company  paid  interest   of
approximately $631,000, $810,000, and $1,161,000, respectively.

4.  Income Taxes

Effective December 1, 1991, the Company changed its method of accounting for income taxes from the deferred method to the liability method. The cumulative effect as of December 1, 1991 of this change in accounting method increased net income by $301,308 or $.01 per share in fiscal 1992.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:





                                                              November 30
                                                           1994          1993
                                                      __________________________
Deferred tax liabilities:
  Distribution allowances                             $ 3,865,592  $   304,853
  Tax over book depreciation                            2,398,335    2,479,743
  Other                                                 2,293,399    2,352,483
                                                      __________________________
Total deferred tax liabilities                          8,557,326    5,137,079

Deferred tax assets:
  Allowance for doubtful accounts                         339,800      762,433
  Accrued rent                                            270,748      348,426
  Other                                                 1,556,632    1,499,350
                                                      __________________________
Total deferred tax assets                                2,167,180    2,610,209
                                                      __________________________
Net deferred tax liabilities                          $ 6,390,146  $ 2,526,870
                                                      ==========================

                             TCBY Enterprises, Inc.

4.  Income Taxes (continued)

Significant components of the provision for income taxes are as follows:





                                                    Year ended November 30
                                             1994          1993         1992
                                         _______________________________________
Current:
  Federal                                $   (81,245)  $ 3,081,333  $ 2,880,306
  State                                      (14,899)       40,913       37,532
                                         _______________________________________
Total current                                (96,144)    3,122,246    2,917,838

Deferred                                   3,863,276       216,374     (704,170)
                                         _______________________________________
                                         $ 3,767,132   $ 3,338,620  $ 2,213,668
                                         =======================================





The reconciliation of income taxes computed at the United States federal statutory tax rates to income tax expense is:





                                                    Year ended November 30
                                             1994          1993         1992
                                         _______________________________________
Income tax at the statutory federal rate $ 3,861,700   $ 3,314,127  $ 2,477,441
State income taxes, net of federal benefit    (9,833)       27,003       24,771
Cumulative effect of adjustments to
  deferred tax liabilities due to change
  in accounting method                             -             -     (301,308)
Other, net                                   (84,735)       (2,510)      12,764
                                         _______________________________________
Total income taxes                       $ 3,767,132  $ 3,338,620   $ 2,213,668
                                         =======================================





The Company made income tax payments of approximately $871,000, $3,711,000, and $2,111,000 in fiscal 1994, 1993, and 1992, respectively.

                             TCBY Enterprises, Inc.
            Notes to Consolidated Financial Statements (continued)

5.  Accrued Expenses

Accrued expenses consisted of the following:





                                                              November 30
                                                           1994          1993
                                                      __________________________
  Rent                                                $   799,979  $ 1,031,718
  Compensation                                          2,411,903    1,714,336
  Other                                                 2,530,628    2,795,850
                                                      __________________________
  Total accrued expenses                              $ 5,742,510  $ 5,541,904
                                                      ==========================





6.  Lease Commitments

In fiscal 1994, 1993, and 1992, rent expense totaled approximately $5,083,000, $4,951,000, and $6,106,000, respectively. The future minimum rental commitments as of November 30, 1994, for all noncancelable operating leases with initial or remaining terms in excess of one year are as follows:





                                                                   Offices and
                                              Total    Stores (1)    Other (2)
                                         _______________________________________
  1995                                   $ 3,677,836  $ 2,071,838  $ 1,605,998
  1996                                     2,935,121    1,329,123    1,605,998
  1997                                     2,545,896      939,898    1,605,998
  1998                                     1,319,661      784,330      535,331
  1999                                       487,567      487,567            -
  Thereafter                               1,456,494    1,456,494            -
                                         _______________________________________
                                         $12,422,575  $ 7,069,250  $ 5,353,325
                                         =======================================





(1) Certain of the leases are renewable for substantially the same  rentals or at increased rentals of up to approximately 20% for up to 20 additional years.
(2) Includes a 10-year lease for the corporate headquarters.  Rent  expense
is being recognized  ratably over  the initial  10-year term.    Renewal
options exist for four 5-year terms at increased rentals of up to approximately 16%.

Aggregate future minimum rentals to be received under noncancelable subleases are approximately $418,000 at November 30, 1994.

                             TCBY Enterprises, Inc.

7.  Contingencies

A purported investor in a former franchisee has claimed approximately $26 million in trebled damages plus costs and prejudgement interest, from the former franchisee for alleged fraudulent acts. The compensatory damages requested are $8.7 million. The Company has also been named in this suit as a defendant and has cross-claimed the former franchisee. The Company believes the plaintiff's claims against the Company to be without merit, and the Company is vigorously contesting the suit.

Other than as set forth above, there is no material litigation pending against the Company. Various legal and administrative proceedings are pending against the Company which are incidental to the business of the Company. The ultimate legal and financial liability of the Company in connection with such proceedings and that discussed above cannot be estimated with certainty, but the Company believes, based upon its examination of these matters, its experience to date, and its discussions with legal counsel, that resolution of these proceedings will have no material adverse effect upon the Company's financial condition, either individually or in the aggregate; of course, any substantial loss pursuant to any litigation might have a material adverse impact upon results of operations in the fiscal quarter or year in which it were to be incurred, but the Company cannot estimate the range of any reasonably possible loss.

In May 1992, the Company entered  into a settlement agreement with a  group
of stockholders  certified  as a  class  i   n relation  to  various lawsuits
brought against the Company and certain of its officers and directors  that
alleged, among other things, violations of federal securities laws.   Under
the agreement, the Company and its liability insurer, while denying any wrongdoing, agreed to pay up to $2.8 million in full settlement of all claims by the stockholder class against the Company and other defendants.

The Company recognized settlement expense of $1,708,860 related to these claims during fiscal 1992.

8.  Employee Benefit Plans

The Company's 1984, 1989, and 1992 Stock Option Plans, as amended, along with the 1992 Nonemployee Director Stock Option Plan made available options for the purchase of up to 3,869,960 shares of the Company's Common Stock to certain officers and employees. The option prices are to be no less than the fair market value of the Common Stock on the date of grant. The options are exercisable in four equal installments, beginning one year after the date of grant. Outstanding option prices range from $3.83 to $15.62 per share and the options expire on various dates from September 1995 to September 2004.

                             TCBY Enterprises, Inc.

8.  Employee Benefit Plans (continued)

The following summarizes the option transactions under the plans for fiscal 1994 and 1993:





                                 Shares Under Option    Aggregate Option Price
                                ________________________________________________
                                   1994      1993         1994         1993
                                ________________________________________________
Outstanding at beginning of
  year                          1,154,153  1,008,376  $ 7,246,957   $ 6,883,662
    Granted                       755,750    334,200    5,267,136     1,587,450
    Exercised                    (106,948)   (23,286)    (547,569)     (110,203)
    Terminated                   (159,057)  (165,137)  (1,036,588)   (1,113,952)
                                ________________________________________________
Outstanding at end of year      1,643,898   1,154,153 $10,929,936   $ 7,246,957
                                ================================================
Reserved for future grant         822,318   1,419,011
                                ======================
Exercisable at end of year        512,428     438,413
                                ======================





The Company maintains a pre-tax savings plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code (the "Plan"). Employees who have completed one year of service with the Company, are over the age of 21, and fulfill the statutory minimum hours of service (1,000) during the plan year are eligible to participate in the Plan. Under the Plan, employees are eligible to contribute up to 10% of compensation to the statutory limit, with the Company matching 50% of the first 5% of compensation contributed by the employee. The Company's matching portion of employee contributions resulted in expense of approximately $210,000 in 1994, $184,000 and 1993, and $136,000 in 1992.

9.  Certain Transactions

In fiscal 1994, 1993, and 1992, the Company paid gross billings totaling approximately $205,000, $191,000 and $186,000, respectively, to an advertising, public relations and marketing firm whose chief executive officer is a director of the Company.

In fiscal 1994 and 1993, the Company recorded sales totaling approximately $447,000 and $329,000, respectively, to a food services distributor whose chief executive officer is a director of the Company. No sales were made to the distributor in fiscal 1992.

                             TCBY Enterprises, Inc.
            Notes to Consolidated Financial Statements (continued)

10.  Operations by Industry Segment

Financial information for each of the Company's segments described in Note 1 is set forth below.





                               Food
1994                         Products      Equipment        Other       Total
                           _____________________________________________________
Net sales and franchising
  revenues                 $134,379,486  $ 17,198,176  $   893,443  $152,471,105
Profit (loss) from
  operations                 18,695,987       154,897   (7,766,316)   11,084,568
Identifiable assets          96,219,172    18,953,812   27,107,103   142,280,087
Capital expenditures          9,452,681     1,538,922      399,799    11,391,402
Depreciation and
  amortization                7,291,780       444,398     1,126,129    8,862,307

1993

Net sales and franchising
  revenues                 $103,306,766  $ 16,128,588  $ 1,041,724  $120,477,078
Profit (loss) from
  operations                 16,770,719       469,052   (7,974,546)    9,265,225
Identifiable assets          80,544,294     15,140,042  32,006,800   128,691,136
Capital expenditures          4,995,399        640,046     386,433     6,021,878
Depreciation and
  amortization                5,959,263        396,840   1,335,462     7,691,565

1992

Net sales and franchising
  revenues                 $103,130,176  $ 14,370,590  $ 1,195,363  $118,696,129
Profit (loss) from
  operations                 15,500,180       521,680   (7,636,305)    8,385,555
Identifiable assets          81,404,177    14,388,233   36,132,732   131,925,142
Capital Expenditures          6,403,256       424,958      231,108     7,059,322
Depreciation and
  amortization                5,641,836       276,025    1,476,288     7,394,149





(a)  Inter-segment sales and transfers are insignificant
(b) The Company's business segments are described and discussed in Management's Discussion and Analysis of Financial Condition and
Results of Operations.
(c) The "Other" segment is composed of unallocated corporate expenditures and other sundry operations.

                             TCBY Enterprises, Inc.

10.  Operations by Industry Segment (continued)

Substantially all frozen yogurt products are sold to TCBY stores exclusively by Martin-Brower Company ("Martin-Brower"), an international food service distributor. Sales by the Company's manufacturing subsidiary to Martin-Brower totaled approximately $49.0 million, $49.7 million, and $54.4 million in fiscal 1994, 1993, and 1992, respectively. Approximately $3.9 million and $2.7 million were receivable from Martin-Brower as of November 30, 1994 and 1993, respectively.

11.  Quarterly Results of Operations (Unaudited)

Financial results by quarter for fiscal 1994 and 1993 are summarized below:





                                                 Quarters
                           _____________________________________________________
                                First       Second         Third        Fourth
                           _____________________________________________________
          1994
___________________________
Sales                      $ 22,587,248  $ 39,599,802  $ 46,691,476  $31,566,213
Gross profit                  9,250,983    16,051,424    19,585,803   13,009,564
Franchising revenues          1,671,335     3,742,458     3,983,204    2,629,369
Net income (loss)              (621,367)    3,563,344     4,479,591      130,444
Net income (loss) per share       $(.02)         $.14          $.18         $.01
Average shares outstanding   25,489,439    25,495,360    25,518,767   25,589,561

          1993
___________________________

Sales                      $ 20,987,494  $ 31,110,937  $ 33,824,848  $23,601,757
Gross profit                  9,541,796    14,751,597    16,283,741   10,637,974
Franchising revenues          1,816,799     3,129,995     3,401,250    2,603,998
Net income (loss)              (788,560)    2,737,153     4,002,404      457,814
Net income (loss) per share       $(.03)         $.11          $.16         $.02
Average shares outstanding   25,632,787    25,645,955    25,625,837   25,516,348




