Form 10-K405, Exhibit 13
period 1995-11-30
TCBY ENTERPRISES INC
filed 1996-02-26
CIK 740693

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS


Fiscal 1995 Compared to Fiscal 1994

The Company's total sales for fiscal 1995 decreased 21.8 percent from sales in fiscal 1994. The Company operates primarily in two segments: food products and equipment. The following table sets forth sales by category within the Company's primary segments of operation (dollars in thousands):


                                       1995                1994                  1993                                 Sales
 %         Sales      %          Sales     %
                                 _____    ____        _____    ____         _____    ____
Food Products:
 Yogurt sales to ProSource
  and other foodservice
  distributors                 $ 51,003    46%     $ 54,243     39%      $ 52,320    48%
 Yogurt sales to the retail
  grocery trade                  25,327    23%       46,377     33%        13,161    12%
 Retail sales by Company-
  owned stores                   18,065    17%       21,734     15%        26,873    24%
                               ________   ____     ________    ____      ________   ____
                                 94,395    86%      122,354     87%        92,354    84%

Equipment:
 Sales by the Company's
  equipment distributor          10,783    10%       13,262      9%         8,640     8%
 Sales of manufactured
  specialty vehicles              3,642     3%        3,936      3%         7,489     7%
                               ________   ____     ________    ____      ________   ____
                                 14,425    13%       17,198     12%        16,129    15%
Other                               988     1%          893      1%         1,042     1%
                               ________   ____     ________    ____      ________   ____

Total Sales                    $109,808   100%     $140,445    100%      $109,525   100%
                               ========   ====     ========    ====      ========   ====



Sales from the Company's food products segment include (i) wholesale sales of frozen yogurt and ice cream products to ProSource Distribution Services (which acquired a portion of the distribution business of The Martin-Brower Company during 1995) and to other foodservice distributors, which distribute yogurt and other products to "TCBY"(Registered) stores and non-traditional locations, and sales to international master franchisees of frozen yogurt products and proprietary ingredients for the manufacture of frozen yogurt products in the countries that produce locally, (ii) sales of hardpack frozen yogurt, refrigerated yogurt, and frozen novelties for distribution to the retail grocery trade, and (iii ) retail sales of yogurt and related food items by Company-owned stores. Sales in the food products segment decreased from $122.4 million in fiscal 1994 to $94.4 million in fiscal 1995.

Wholesale sales of frozen yogurt to distributors decreased 6 percent. This is attributed primarily to a reduction in the number of domestic traditional "TCBY"(Registered) stores (Company-owned and franchised stores) in operation during fiscal 1995 compared to fiscal 1994. In addition, sales to international master franchisees were down slightly due to large purchases of proprietary ingredients for the initial start-up of production of frozen yogurt in China during fiscal 1994. These reductions were partially offset by increased purchases of frozen yogurt products by non-traditional locations during fiscal 1995 compared to fiscal 1994.


The following table sets forth location activity for fiscal 1995 and 1994:





                                                                    Non-
                          Franchised   Company   International    Traditional      Total
                            Stores     Stores     Locations       Locations   Locations
                          _________    _______   _____________    ___________    _________
Locations Open at
 December 1, 1993         1,298         121         66               989          2,474
  Opened                     31           2         77               506            616
  Closed                    (89)        (22)        (2)             (176)          (289)
  Net Stores Purchased
   (Sold) Between Fran-
   chisees & Company          5          (5)        --                --             --
                         _______      ______     ______           _______       ________
Locations Open at
 November 30, 1994        1,245          96        141             1,319          2,801
  Opened                     34           0         48               241            323
  Closed                    (82)        (33)        (2)             (287)          (404)
  Net Stores Purchased
   (Sold) Between Fran-
   chisees & Company         21         (21)        --                --             --
                         _______      ______     ______           _______       ________
Locations Open at
 November 30, 1995        1,218          42        187             1,273          2,720
                         =======      ======     ======           =======       ========



Included in locations open are 135 and 152 "TCBY"(Registered) stores closed
for  relocation  or  for  the  season  at  November  30,  1995  and   1994,
respectively. During fiscal 1995 the Company closed 287 non-traditional locations. These locations generally purchased low volumes of yogurt from the Company. The Company expects that there may be additional closings of
low volume non-traditional locations.   In addition,    the Company's  joint
venture  partners   were   not  successful   in   retaining  all   of   the
"TCBY"(Registered) locations at the Dallas/Ft. Worth, Atlanta, and Los Angeles airports where the foodservice contracts were up for bid, thus,
closings in  these airports  will occur  during 1996.   The  amount of  the
expected decline in frozen yogurt
sales in these airports is not known at this time due to uncertain closing dates and relocation of existing units at these sites; however, these airports have historically experienced higher yogurt sales than other non-traditional locations.

Sales of yogurt  to the retail  grocery trade decreased  45 percent  during
fiscal 1995  as compared  to fiscal  1994.   This decrease  is primarily  a
result of the sale of the refrigerated yogurt product line.  In April 1995,
the  Company  sold   the  rights  for   the  exclusive  manufacturing   and
distribution  of  the   "TCBY"(Registered)  refrigerated  yogurt   products
throughout the United States to Mid-America Dairymen, Inc., who  previously
co-packed these products for the Company.   The sale resulted in an  after-
tax gain of approximately $1.6 million in the second quarter. The sale of this product line resulted in lower sales to the retail grocery trade in fiscal 1995 compared to fiscal 1994 as sales were $5.3 million and $23.0
million in f  iscal 1995 and 1994, respectively.   The sale will also result
in lower sales to the retail grocery trade in the first quarter of 1996 as sales of "TCBY"(Registered) refrigerated yogurt products during 1995 were primarily in the first quarter. The Company has continued the distribution
of hardpack  frozen  yogurt products  to  the  retail grocery  trade.    An
extremely competitive environment resulted in a decline in the operating results from the distribution of products to the retail grocery trade during fiscal 1995. As a result, during the fourth quarter of fiscal 1995, the Company began to focus on geographic regions where the hardpack
products can be delivered  and marketed in a  more efficient manner.   This
action is expected to improve operating results but may result in lower gross sales of hardpack frozen yogurt products in 1996.

 Sales by Company-owned stores declined 17 percent during fiscal 1995. This decline resulted primarily from a reduction in the number of Company-owned stores. During the fourth quarter, the Company decided to franchise or close most of the Company-owned stores. The Company believes the stores can operate more effectively with local ownership. The sales in fiscal 1995 of Company-owned stores were approximately $18 million and the divestiture of the stores will lower future sales of the Company in the food products segment. At November 30, 1995, the Company operated 42 stores most of which the Company expects to franchise during fiscal 1996.

Average store sales (the average of sales by domestic traditional stores open the entire fiscal year) for Company-owned and franchised "TCBY"(Registered) stores remained unchanged at $212,000 in fiscal 1995. Same store sales (the comparison of fiscal 1995 individual traditional "TCBY"(Registered) store sales with sales by the same stores operating during the same period of fiscal 1994) decreased one percent in fiscal 1995. The restaurant industry continues to be highly competitive. The Company is continuing its efforts to improve store sales through national television advertising campaigns, menu extensions, local media advertising, store decor upgrades, and relo-
cations. The efforts to improve store sales include the Company's new "TCBY"(Registered) Treats concept. The "TCBY"(Registered) Treats concept features "TCBY"(Registered) soft serve frozen yogurt, but adds "TCBY"(Registered) hand- dipped frozen yogurt, hand-dipped premium ice cream, Paradise Ice(Trademark) shaved ice, frozen custard, and "TCBY"(Registered) bakery items. As of November 30, 1995, 348 stores had converted and 134 were in the process of converting to the new concept. Even with the successful implementation of these programs, store sales may decline and store closings may continue.

Sales in the equipment segment decreased 16 percent during fiscal 1995 from $17.2 million in fiscal 1994 to $14.4 million in fiscal 1995. This decrease is primarily the result of fewer sales of equipment packages by the Company's equipment distributor to domestic and international franchisees. The Company plans to divest its equipment manufacturer located in Fresno, California as this subsidiary is no longer a part of the Company's core business.

The ratio of cost of sales to sales was 59.8 percent for fiscal 1995 as compared to 58.8 percent for fiscal 1994. The ratio of cost of sales to sales for the food products segment and equipment segment in fiscal 1995 was 57.1 percent and 81.8 percent, respectively, compared to 56.3 percent and 79.2 percent, respectively, in fiscal 1994.

The increase in the overall cost of sales to sales ratio is attributed to higher overhead costs per unit at the Company's manufacturing facility in Dallas as a result of lower volumes produced in fiscal 1995 compared to the previous year and higher total overhead costs primarily related to the expansion of the manufacturing facility. In addition, the Company's equipment manufacturing subsidiary experienced increases in cost of sales during fiscal 1995 as a result of lower margins on certain specialty vehicle contracts. The increase in the cost of sales to sales ratio was partially offset by a change in sales mix within the food products segment
from the  prior year.   Wholesale sales  to the  retail grocery  trade and
private label customers, which have a higher cost of sales to sales ratio, were a smaller percentage of total food products sales in fiscal 1995 compared to the prior year primarily because of the sale of the refrigerated yogurt product line. As previously discussed, the Company decided to franchise or close most of its Company-owned stores. The Company-owned stores have a lower cost of sales to sales ratio than the overall ratio for the food products segment, therefore, as such stores are sold or closed, the cost of sales to sales ratio is expected to increase in fiscal 1996. Milk prices, which represent a major component of the Company's cost of sales, remained relatively constant compared to the prior period. However, the Company has experienced increases in other components of cost of sales, such as product packaging costs. As a result of these increased product packaging costs, the Company instituted a price increase of approximately one percent in the second quarter of fiscal 1995.

Franchising revenues  consist of  initial franchise  and license  fees  and
royalty income.    In  fiscal  1995, initial  franchise  and  license  fees
increased 18 percent and royalty income decreased five percent from  fiscal
1994.  The increase  in franchise   and license fees  results primarily from
increased initial international  franchise fees.   The decrease in  royalty
income results from decreased international royalties as a result of large purchases of proprietary ingredients in fiscal 1994 related to the start-up of a production facility in China and a decrease in domestic royalties as a result of the decrease in domestic traditional "TCBY"(Registered) stores as noted above. Four percent of food products sales and franchising revenues were generated from international activity in fiscal 1995 compared to five percent in fiscal 1994.

Operating expenses, as a percentage of combined sales and franchising revenues, were 74 percent and 39 percent for fiscal 1995 and 1994, respectively. The increase is primarily attributed to the Company adopting several new accounting standards during the fourth quarter of 1995 including Financial Accounting Standards Board Statement ("Statement") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and Statement No. 114 "Accounting by Creditors for Impairment of a Loan". The adoption of the new standards resulted in pre-tax charges of $27.6 million in fiscal 1995.

The charges for impairment of assets resulted primarily from the reduction of the carrying values of Company-owned stores held for sale or disposal, distribution allowances, and Carlin Manufacturing. As previously discussed, the Company decided to franchise or close most of its
Company-owned stores and recorded an impairment loss of $9.1 million to reduce the carrying value of these assets and for costs such as lease commitments, taxes, and other closing costs. The decision to close some Company-owned stores was made after consideration of, among other things, store sales, store profitability, store cash flow, lease terms, and market conditions. Due to these actions, a restructuring of the Company's organization was implemented and a restructuring charge of $1.4 million was recorded in fiscal 1995 for employee severance costs to be paid in fiscal 1996. The restructuring is estimated to result in a reduction of approximately $2.4 million in salary and benefits in fiscal 1996. The impairment of distribution allowances resulted from lower cash flows related to the distribution of products to the retail grocery trade. Due to increased competitive activity in the frozen dessert category, the Company experienced increased selling costs associated with the sale of hardpack yogurt products within the retail grocery trade during fiscal 1995 compared to fiscal 1994. The retail grocery trade remains very competitive and the Company is refining its
                                                  Page 5
focus to geographic regions  where hardpack products  can be delivered  and
marketed in a more efficient manner.   Carlin Manufacturing is no longer a
part of the Company's core business and the Company has initiated the process to divest this subsidiary. The reduction of the carrying value of these assets is estimated to reduce depreciation and amortization by approximately $6.0 million in fiscal 1996.

The  impairment  charges  for  loans   relates  to  the  receivables   from
franchisees and Mid-America Dairymen, Inc. Impairment losses are required when future cash flows are expected to vary from the original terms of the
receivable.   The  Company's  cash receipts  on  certain  receivables  from franchisees  have  varied  from  the  original  terms;  thus  requiring  an
impairment charge.   As  previously discussed,  Mid-America Dairymen,  Inc.
purchased the rights for the exclusive manufacturing and distribution of the "TCBY"(Registered) refrigerated yogurt line throughout the United States in April, 1995. The Company received cash proceeds of $1.2 million upon closing and a receivable of $10.6 million as consideration in the transaction. Payments on the receivable are primarily based on volumes of yogurt sold by Mid-America Dairymen, Inc. with certain required payments regardless of volume. The receivable represented the net present value of the minimum required payments over the term of the agreement at the time
the  transaction  was  consummated.     Subsequently,  the  sales  of   the
"TCBY"(Registered) refrigerated yogurt line and related cash payments have been less than anticipated due to a very competitive environment in the
refrigerated  yogurt industry.   Mid-America Dairymen,  Inc. has  introduced
new products and is developing additional products to introduce in the future in an attempt to increase sales. However, the Company has agreed to waive minimum required payments for a period of time, and accordingly has provided an impairment allowance related to the receivable based on management's best estimate of future discounted cash flows.

Interest expense increased approximately $504,000 in fiscal 1995 compared to fiscal 1994. This increase is due to an additional $7.5 million borrowing in November 1994 related to the expansion of the Company's manufacturing facility and a slight increase in the average interest rate paid. The increase in interest expense is partially offset by capitalized interest cost of $177,000 in fiscal 1995 in association with expansion of the Company's manufacturing facility.

Income tax benefit or expense as a percentage of pre-tax loss or income increased slightly to 33.4 percent in fiscal 1995 from 33.3 percent in fiscal 1994. Assuming no significant change in federal and state tax laws, the Company expects its future tax rate to approximate the statutory federal rate. Deferred tax assets of $5.1 million will be realized primarily through the offset of existing deferred tax liabilities, the divestiture of assets held for sale, and payment of liabilities related to the divestiture of these assets.

In summary, the operating results of fiscal 1995 were significantly below those of previous years. The Company experienced sales declines due to the sale of the refrigerated yogurt line, reduced distribution of the "TCBY"(Registered) hardpack products to the retail grocery trade, and the sale or closing of Company-owned stores. The Company also incurred some additional operating costs associated with the start-up of new equipment at the manufacturing facility. This new equipment, along with enhancements to the logistics function, has allowed for increased production and customer service capabilities and has provided for substantial additional manufacturing capacity. The Company is actively pursuing new customers for its "TCBY"(Registered) products and other frozen dessert products to utilize the capacity available at the facility. Overall results were also impacted by a decline in the operating results from the distribution of products to the retail grocery trade, operations of Company-owned stores, and the adoption of new accounting standards.

Management spent the greater part of 1995 analyzing the Company's strategic direction and taking actions to move the Company forward. These actions included the sale of the refrigerated yogurt business to Mid-America Dairymen, Inc., beginning the process to franchise or close most Company-owned stores, initiating the process to divest of Carlin Manufacturing, exploring strategic alternatives in the distribution of hardpack yogurt products to the retail grocery trade, introduction of the "TCBY"(Registered) Treats concept, and restructuring the Company's organization. As a result of these actions, management believes the Company is positioned for improved results in fiscal 1996.
 Fiscal 1994 Compared to Fiscal 1993

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

Within the food products segment, wholesale sales of frozen yogurt increased four percent during fiscal 1994 as compared to fiscal 1993. This increase was due to a greater number of non-traditional locations operating during fiscal 1994 compared to fiscal 1993 and was partially offset by a reduction in the number of domestic traditional "TCBY"(Registered) stores in operation. See table above setting forth location activity for fiscal 1994.

Included in the franchised and Company-owned store in formation are 152 and 166 "TCBY"(Registered) stores closed for relocation or for the season on November 30, 1994 and 1993, respectively.

Sales of yogurt to the retail grocery trade increased 252 percent during fiscal 1994 as compared to fiscal 1993. This increase was a result of expanded geographic distribution of both hardpack frozen yogurt and refrigerated yogurt products.

Sales by Company-owned stores declined 19 percent during fiscal 1994 as compared to fiscal 1993. This decline resulted primarily from a reduction in the number of Company-owned stores operated during fiscal 1994.

Sales in the equipment segment  increased seven percent during fiscal  1994
from $16.1 million in fiscal 1993 to  $17.2 million in fiscal 1994.   Sales
by the  equipment segment  represented 12  percent of  the Company's  total
sales during fiscal 1994  as compared to  15 percent in  fiscal 1993.   The
increase in sales by the Company's equipment distributor was primarily due to sales of equipment packages to international franchisees and a full year of sales for AIMCO Equipment Company, which was acquired in April 1993. This increase was partially offset by the completion by the equipment manufacturer in the second quarter of 1993 of an $11 million contract with
a foreign government that was   accounted for on a  percentage-of-completion
basis. The Company's equipment manufacturing subsidiary has not entered into any additional contracts of this magnitude.

Average store sales for Company-owned and franchised "TCBYR" stores increased five percent from $202,000 in fiscal 1993 to $212,000 in fiscal 1994. Same store sales increased 3.6 percent in fiscal 1994 from fiscal 1993. The increase in average store sales was due primarily to improved same store sales and the closing of stores with sales less than the average store sales reported for fiscal 1994. The overall improvement in same store sales for the year reflected the Company's continued efforts to increase sales through national and local media advertising, menu extensions, store decor upgrades, and relocations.

The ratio of cost of sales to sales was 59 percent for fiscal 1994 as compared to 53 percent for fiscal 1993. The ratio of cost of sales to sales for the food products segment and equipment segment in fiscal 1994 was 56 percent and 79 percent, respectively, compared to 44 percent and 78 percent, respectively, in fiscal 1993. The increase in the cost of sales to sales ratio was attributed primarily to a change in sales mix. Retail sales through Company-owned stores declined while wholesale sales to the retail grocery trade and private label customers increased (private label and refrigerated yogurt have a higher cost of sales to sales ratio). A major component of the Company's cost of sales of food products is milk. Milk pricing is regulated by the USDA which sets pricing on a monthly basis. Milk prices in fiscal 1994 were approximately six percent higher than prices in fiscal 1993. The Company in the past has not adjusted its selling prices to reflect fluctuations in milk pricing. In addition, the Company experienced increases in other components of cost of sales, such as product packaging costs. The cost of sales to sales ratio for the equipment segment increased due to an increase in sales of equipment with lower gross profit margins.

Franchising revenues consist of initial franchise and license fees and royalty income. In fiscal 1994, initial franchise and license fees increased 24 percent while royalty income increased eight percent from fiscal 1993. The increase in franchise and license fees resulted primarily from domestic and international franchising activity. The increase in royalty income resulted from international franchise activity and a higher number of non-traditional locations. Five percent of food products sales and franchising revenues were generated from international activity in fiscal 1994 compared to three percent in fiscal 1993.


Operating expenses increased 11 percent   in fiscal 1994 compared  to fiscal
1993. This increase was due primarily to an increase in expenses (e.g., hiring of additional salespersons and administrative staff and higher selling costs, such as consumer marketing expenses, trade allowances, distribution allowances, and brokerage fees) associated with the sales growth and increased distribution of yogurt products within the retail grocery trade and the continued development of non-traditional locations. Increases in operating expenses were partially offset by a reduction in the number of Company-owned stores operating during fiscal 1994 (see location activity schedule above) which resulted in a decrease in the amount of total operating expenses within Company-owned stores. As a percentage of combined sales and franchising revenues, operating expenses were 39 percent and 44 percent for fiscal 1994 and 1993, respectively.

Interest expense decreased 24 percent in fiscal 1994 over fiscal 1993. This decrease was due to a reduction in the average principal balances of outstanding long-term debt during 1994.

Interest income decreased 18 percent in fiscal 1994 from fiscal 1993. This decrease was due to reductions in the outstanding balances of interest earning assets. The Company's practice is not to accrue interest income on franchise notes receivable when collection becomes uncertain.

Income taxes as a percentage of pre-tax income decreased to 33.3 percent in
fiscal 1994  from  34.3 percent  in  fiscal  1993.   The  decrease  related
primarily to a reduction in tax allowances established in prior years.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically generated cash from operations sufficient to meet its normal operating requirements. Cash provided by operating activities amounted to $8.6 million in fiscal 1995 compared to $4.5 million in fiscal 1994 and $12.4 million in fiscal 1993. The increase in fiscal 1995 resulted primarily from the reduction of receivables and lower investments in distribution allowances. The decrease in fiscal 1994 resulted primarily from increases in distribution allowances and trade accounts receivable to expand distribution into the retail grocery trade.

On November 30, 1995, working capital was $36.7 million compared to $46.5 million on November 30, 1994. The current ratio was 3.5 to 1 on November 30, 1995, and 4.7 to 1 on November 30, 1994.

The Company's cash and short-term investments decreased approximately $5.8 million in fiscal 1995. This decrease resulted primarily from (i) lower earnings in fiscal 1995 compared to fiscal 1994, (ii) the expansion of the Company's yogurt manufacturing facility and related debt service, and (iii) cash dividends paid.

Long-term debt repayments exceeded long-term debt proceeds by $3.2 million and $3.8 million in fiscal 1995 and 1993, respectively. Long-term debt proceeds exceeded long-term debt repayments by $5.4 million in fiscal 1994. In November, 1994, the Company received $7.5 million in loan proceeds to finance the expansion of the Company's manufacturing facility in Dallas, Texas. The $7.5 million was borrowed under an unsecured note and was in addition to existing debt with the same bank. At November 30, 1995, the Company was not in compliance with certain financial covenants required under the loan agreements. The bank waived these events of default as of and for the period ended November 30, 1995 and has agreed to amend the loan agreement to require a fixed charge coverage ratio of 1.25 to 1.00 be maintained in future periods. The Company is required to comply with various financial covenants on quarterly measurement dates in 1996. Based upon the Company's projected operating results in 1996, management believes it is probable that the Company will be in compliance with the financial covenants throughout 1996.

Cash generated from operations has been used to finance all capital expenditures, with the exception of the plant expansion during fiscal 1995. Purchases of property, plant, and equipment amounted to $9.9 million, $11.4 million, and $6.0 million in fiscal 1995, 1994, and 1993, respectively. The Company had no material commitments for capital expenditures at November 30, 1995. The Company has budgeted approximately $2.0 million for capital expenditures in fiscal 1996. It is expected that operating cash flows will be used to finance these capital expenditures, although certain equipment may be acquired through capital leases. In addition, from time to time the Company may evaluate and make acquisitions. Any acquisition may require the use of operating cash flows, long-term or short-term financing, or issuance of equity or other financing services in order to consummate such acquisition or to fund operating and capital expenditures of any acquired business.

Cash provided by operating activities has also been used by the Company in the past to provide financing to franchisees for the purpose of acquiring equipment and other fixed assets for the development or purchase of "TCBY"(Registered) stores. The principal collected on notes receivable primarily from franchisees exceeded origination of notes receivable by $2,101,000, $848,000, and $965,000 in fiscal 1995, 1994, and 1993, respectively.

The  Company's   foreseeable  cash   needs  for   operations  and   capital
expenditures are expected  to be  met through   cash flows  from operations;
however, the Company has available a $5 million unsecured credit line to meet seasonal cash needs.

The Company is authorized to repurchase up to three million shares of its outstanding common stock. These repurchases will be funded with cash flows from operations or long-term financing.

Cash dividends of 20 cents per share were paid to stockholders during fiscal 1995, 1994, and 1993. The Company will consider adjustments to the dividend rate after giving consideration to return to stockholders, profitability expectations, financing and cash needs of the Company, and other factors.
                                                  Page 11