Form 10-K405, Exhibit 13
period 1995-11-30
TCBY ENTERPRISES INC
filed 1996-02-26
CIK 740693

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
TCBY Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of TCBY Enterprises, Inc. and subsidiaries as of November 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TCBY Enterprises, Inc. and subsidiaries at November 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1995 the Company changed its method of accounting for the impairment of notes receivable and long-lived assets.

                                         /s/ Ernst & Young LLP
                                         ______________________________
                                             Ernst & Young LLP


January 18, 1996
Little Rock, Arkansas

                           TCBY Enterprises, Inc.

                        Consolidated Balance Sheets

                                                               November 30
                                                           1995          1994
                                                      __________________________
Assets
Current assets:
  Cash and cash equivalents                           $  5,565,654 $  4,938,118
  Short-term investments                                 8,824,163   15,213,179
  Receivables:
    Trade accounts                                      10,114,935   15,805,358
    Notes                                                2,918,762    2,120,932
    Allowance for doubtful accounts and impaired notes  (1,592,607)    (383,515)
                                                      __________________________
                                                        11,441,090   17,542,775
  Refundable income taxes                                4,418,936    1,501,663
  Deferred income taxes                                  2,463,089            -
  Inventories                                           12,920,468   13,621,790
  Distribution allowances                                        -    4,098,965
  Prepaid expenses and other assets                      2,098,366    2,051,808
  Assets held for sale                                   3,625,375            -
                                                      __________________________
Total current assets                                    51,357,141   58,968,298

Property, plant, and equipment:
  Land                                                   2,866,820    4,225,248
  Buildings                                             23,402,389   23,583,374
  Furniture, vehicles, and equipment                    47,325,993   55,172,254
  Leasehold improvements                                 3,214,117   10,986,674
  Construction in progress                                  31,483    3,089,350
  Allowances for depreciation and amortization         (31,130,608) (40,213,323)
                                                      __________________________
                                                        45,710,194   56,843,577

Other assets:
  Notes receivable, less current portion (less allowance
  for doubtful and impaired notes of $9,585,410 in 1995
  and $894,869 in 1994)                                  7,035,259    8,358,703
Intangibles (less amortization of $1,514,068 in 1995
  and $3,317,663 in 1994)                                3,517,942    5,795,445
Distribution allowances, less current portion                    -    7,105,649
Other                                                    4,004,707    5,208,415
                                                      __________________________
                                                        14,557,908   26,468,212
                                                      __________________________
Total assets                                          $111,625,243 $142,280,087
                                                      ==========================

See accompanying notes.

                                                               November 30
                                                           1995          1994
                                                      _________________________
Liabilities and stockholders' equity
Current liabilities:
  Accounts payable                                    $  2,455,127 $  2,890,869
  Accrued expenses                                       9,041,380    5,742,510
  Deferred income taxes                                          -      751,859
  Current portion of long-term debt                      3,171,448    3,072,756
                                                      __________________________
Total current liabilities                               14,667,955   12,457,994


Long-term debt, less current portion                    12,640,904   15,909,857


Deferred income taxes                                    2,137,617    5,638,287


Commitments and contingencies


Stockholders' equity:
  Preferred Stock, par value $.10 per share, authorized
    2,000,000 shares                                             -            -
  Common Stock, par value $.10 per share, authorized
    50,000,000 shares; issued 27,062,345 shares in 1995
    and 26,911,333 shares in 1994                        2,706,235    2,691,133
  Additional paid-in capital                            25,547,184   24,840,431
  Retained earnings                                     63,661,235   90,153,584
                                                      __________________________
                                                        91,914,654  117,685,148
  Less treasury stock, at cost (1,387,069 shares
  in 1995 and 1,317,069 shares in 1994)                 (9,735,887)  (9,411,199)
                                                      __________________________
Total stockholders' equity                              82,178,767  108,273,949
                                                      __________________________
Total liabilities and stockholders' equity            $111,625,243 $142,280,087
                                                      ==========================

See accompanying notes.

                           TCBY Enterprises, Inc.

                    Consolidated Statements of Operations

                                                    Year Ended November 30
                                             1995          1994         1993
                                         _______________________________________
Sales                                    $109,808,283 $140,444,739 $109,525,036
Cost of sales                              65,710,499   82,546,965   58,309,928
                                         _______________________________________
Gross profit                               44,097,784   57,897,774   51,215,108

Franchising revenues:
  Initial franchise and license fees        1,590,510    1,342,311    1,079,000
  Royalty income                           10,171,075   10,684,055    9,873,042
                                         _______________________________________
                                           11,761,585   12,026,366   10,952,042
                                         _______________________________________
                                           55,859,369   69,924,140   62,167,150
Operating expenses:
  Selling, general, and administrative
  expenses                                 59,771,433   57,369,942   51,822,295
  Provision for doubtful accounts and
  impaired notes                           12,572,172    1,469,630    1,079,630
  Impairment of long-lived assets          15,946,090            -            -
  Restructuring charges                     1,400,000            -            -
                                         _______________________________________
                                           89,689,695   58,839,572   52,901,925
                                         _______________________________________
(Loss) income from operations             (33,830,326)  11,084,568    9,265,225
Other income (expense):
  Interest expense                         (1,121,995)    (618,121)    (810,216)
  Interest income                             969,652    1,070,029    1,311,958
  Other income (expense)                    1,911,884     (217,332)     (19,536)
                                         _______________________________________
                                            1,759,541      234,576      482,206
                                         _______________________________________
(Loss) Income before income taxes         (32,070,785)  11,319,144    9,747,431

Income tax (benefit) expense:
  Current                                  (3,982,309)     (96,144)   3,122,246
  Deferred                                 (6,715,618)   3,863,276      216,374
                                         _______________________________________
                                          (10,697,927)   3,767,132    3,338,620
                                         _______________________________________
Net (loss) income                        $(21,372,858)$  7,552,012 $  6,408,811
                                         =======================================
Net (loss) income per share              $       .(83)$        .30 $        .25
                                         =======================================
Average shares outstanding                 25,602,375   25,523,436   25,605,753
                                         =======================================

See accompanying notes.

                                         TCBY Enterprises, Inc.

                                       Consolidated Statements of
                                          Stockholders' Equity

                                   Additional
                 Common Stock        Paid-in    Retained    Treasury
            Shares    Par Value    Capital    Earnings      Stock        Total
      __________________________________________________________________________
Balance at
12/1/92  26,781,099 $2,678,110 $24,155,249 $86,412,866 $(8,438,600) $104,807,625
  Exercise
   of stock
   options   23,286      2,329     107,874           -           -       110,203
  Cash divi-
   dends--$.20
   per share     -          -           -  (5,115,684)          -    (5,115,684)
  Purchase of
   treasury
   stock-
   -172,838
   shares        -          -           -           -  (1,012,899)   (1,012,899)
  Sale of
   treasury
   stock-
   -4,081
   shares         -          -      (7,142)          -      40,300        33,158
  Net income      -          -           -   6,408,811           -     6,408,811
         _______________________________________________________________________
Balance at
11/30/93 26,804,385  2,680,439  24,255,981  87,705,993  (9,411,199)  105,231,214
  Exercise
   of stock
   options,
   including
   tax bene-
   fit of
   $47,575  106,948     10,694     584,450           -           -       595,144
  Cash divi-
   dends--$.20
   per share     -          -           -  (5,104,421)          -    (5,104,421)
  Net income      -          -           -   7,552,012           -     7,552,012
   dends--$.20
   per share     -          -           -  (5,119,491)          -    (5,119,491)
  Purchase of
   treasury
   stock-
   -70,000
   shares        -          -           -           -    (324,688)     (324,688)
  Net loss       -          -           - (21,372,858)          -   (21,372,858)
      __________________________________________________________________________
Balance at
11/30/95 27,062,345 $2,706,235 $25,547,184 $63,661,235 $(9,735,887) $ 82,178,767
       =========================================================================

See accompanying notes.                                                  5

                           TCBY Enterprises, Inc.

                   Consolidated Statements of Cash Flows

                                                    Year Ended November 30
                                             1995          1994         1993
                                         _______________________________________
Operating Activities
Net (loss) income                        $(21,372,858) $ 7,552,012 $  6,408,811
Adjustments to reconcile net (loss)
  income to net cash provided by
  operating activities:
  Depreciation and amortization            10,880,350    8,862,307    7,691,565
  Amortization of intangibles                 599,053      611,847      554,761
  Provision for doubtful accounts and
  impaired notes                           12,572,172    1,469,630    1,079,630
  Provision of impairment of long-lived
    assets                                 15,946,090            -            -
  Restructuring charges                     1,400,000            -            -
  Deferred income taxes (benefits)         (6,715,618)   3,863,276      216,374
  (Gain) loss on sales of property and
    equipment                                 (66,721)     266,128      (90,140)
  Gain on sale of product line             (2,370,046)           -            -
  Changes in operating assets and
      liabilities:
    Receivables                             3,099,232   (4,945,720)  (1,859,088)
    Inventories                               413,853   (2,144,953)     618,941
    Prepaid expenses                         (708,548)     487,653   (1,178,751)
    Distribution allowances                  (919,585) (11,640,511)    (922,195)
    Intangibles and other assets              731,254     (803,749)     370,779
    Accounts payable and accrued
      expenses                             (2,019,140)   1,891,738       64,181
    Income taxes                           (2,917,273)  (1,014,269)    (588,393)
                                         _______________________________________
Net Cash Provided By Operating
    Activities                              8,552,215    4,455,389   12,366,475

Investing Activities
  Purchases of property, plant, and
    equipment                              (9,883,365) (11,391,402)  (6,021,878)
  Purchase of business, net of cash
    acquired                                        -            -   (2,244,262)
  Proceeds from sales of property and
    equipment                                 161,360      352,338    1,903,415
  Origination of notes receivable            (453,892)  (1,309,698)  (2,036,213)
  Principal collected on notes
    receivable                              2,554,787    2,157,468    3,001,231
  Purchases of short-term investments      (7,498,206) (12,111,419) (25,874,278)
  Proceeds from maturity of short-term
    investments                            13,887,222   11,724,529   21,775,892
  Proceeds from sale of product line        1,200,000            -            -
                                         _______________________________________
Net Cash Used In Investing Activities         (32,094) (10,578,184)  (9,496,093)

Financing Activities
  Proceeds from long-term borrowings                -    7,500,000   14,622,357
  Proceeds from sale of Common Stock          721,855      595,144      110,203
  Dividends paid                           (5,119,491)  (5,104,421)  (5,115,684)
  Net treasury stock transactions            (324,688)           -     (979,741)
  Principal payments of long-term debt     (3,170,261)  (2,096,884) (18,395,731)
                                         _______________________________________
Net Cash (Used In) Provided By
  Financing Activities                     (7,892,585)     893,839   (9,758,596)
                                         _______________________________________
Increase (Decrease) In Cash And Cash
  Equivalents                                 627,536   (5,228,956)  (6,888,214)
Cash and cash equivalents at beginning
  of year                                   4,938,118   10,167,074   17,055,288
                                         _______________________________________
Cash And Cash Equivalents At End Of Year $  5,565,654  $ 4,938,118 $ 10,167,074
                                         =======================================

See accompanying notes.

                          TCBY Enterprises, Inc.

                 Notes to Consolidated Financial Statements

                           November 30, 1995

1.  Accounting Policies

Principles of Consolidation

The consolidated financial statements include  the accounts of the  Company
and its wholly owned subsidiaries.   All significant intercompany  accounts
and transactions have been eliminated in consolidation.

Description of Business

The Company manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt and ice cream, and novelty food products through Company-owned and franchised retail stores ("TCBY"(Registered) stores, non-traditional locations (e.g., airports, schools, hospitals, and travel plazas), and the retail grocery trade (e.g., grocery stores and wholesale clubs). In addition, the Company manufactures and sells equipment related to the foodservice industry.





The following summarizes "TCBY"(Registered) locations:





                                                                 November 30
                                                             1995   1994   1993
                                                            ____________________
 Franchised or licensed                                      1,405  1,386  1,364
 Company-owned                                                  42     96    121
 Non-traditional                                             1,273  1,319    989
                                                            ____________________
                                                             2,720  2,801  2,474
                                                            ====================

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

Receivables

A majority of the Company's trade accounts receivable are due from customers in the food products segment. In addition, the Company from time to time extends credit in the form of notes receivable to franchisees. During fiscal 1995 and 1994, the Company extended credit of approximately $1,483,000 and $290,000, respectively, to finance the sale of certain Company-owned stores.

Notes receivable from franchisees are primarily collateralized by equipment located in "TCBY"(Registered) stores. Most of these notes receivable are intended to be paid over five years and bear interest at market rates. Notes receivable are placed on a non-accrual status when the collectibility of principal or interest becomes uncertain.

In fiscal 1995, the Company adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan". Under the new standard, the 1995 allowance for credit losses related to notes receivable that are identified for evaluation in accordance with Statement No. 114 is based on discounted cash flows using the note's initial effective interest rate or the fair value, net of estimated selling costs, of the collateral for certain collateral dependent notes. Prior to 1995, the allowance for credit losses related to these notes was based on undiscounted cash flows or the fair value of the collateral for collateral dependent notes.

At November 30, 1995, the recorded investment in notes considered to be impaired under Statement No. 114 was $13,362,000. Included in this balance are $13,027,000 of impaired notes for which the related allowance for credit losses is $10,469,000 and $335,000 of impaired notes which as a result of write-downs do not have an allowance for credit losses. The impairment losses are recorded in the food products segment. The average recorded investment in impaired notes during the year ended November 30, 1995 was approximately $6,667,000. For the year ended November 30, 1995, the Company recognized interest income on impaired notes of $32,000 using the cash basis method of income recognition. The notes considered to be impaired at November 30, 1995, include the note receivable from Mid-America Dairymen, Inc. (See Note 11.)

                           TCBY Enterprises, Inc.

1.  Accounting Policies (continued)

The following presents changes in the allowance for doubtful accounts and impaired notes:





                                             1995         1994         1993
                                         _______________________________________
Balance at December 1                    $  1,278,384  $ 2,168,490  $ 2,333,422
  Provision for doubtful accounts and
    impaired notes                         12,572,172    1,469,630    1,079,630
  Charge-offs                              (2,824,072)  (2,401,418)  (1,271,238)
  Recoveries                                  151,533       41,682       26,676
                                         _______________________________________
Balance at November 30                   $ 11,178,017  $ 1,278,384  $ 2,168,490
                                         =======================================

Long-Lived Assets






Property, plant, and equipment is recorded at cost and is depreciated by the straight-line method for financial reporting purposes over the
estimated useful  lives  of  the  individual assets.    For  tax  reporting
purposes, accelerated cost recovery depreciation methods are used.

Intangibles include the cost in excess of net assets of businesses acquired, trademarks, and non-compete agreements. These intangibles are being amortized over the estimated future periods benefited, ranging from 5 to 40 years. During fiscal 1995, intangibles related to Company-owned stores and Carlin Manufacturing were written off. (See Note 12.)

Distribution allowances are paid to customers to obtain retail or wholesale shelf space. These costs are capitalized and amortized on a straight-line basis over a three-year period. If shelf space with a customer is lost, the unamortized allowances are written off.

During 1995, the Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also requires that impairment losses be recorded on long-lived assets to be disposed of when the carrying value of the asset exceeds the fair value (usually based on discounted cash flows) less the estimated selling costs. (See Note 12.)

                             TCBY Enterprises, Inc.

1.  Accounting Policies (continued)

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



Net (Loss) Income Per Share

Net (loss) income per share is based on the average number of common shares
outstanding during each  year.   The dilutive  effect of  stock options  is
insignificant.

Reclassification

Certain amounts in the 1994 and 1993 consolidated financial statements have been reclassified to conform to the 1995 presentation.

2.  Inventories

Inventories consisted of the following:





                                                              November 30
                                                           1995          1994
                                                      __________________________
Manufacturing materials and supplies                  $  4,449,940  $  4,417,832
Finished yogurt and other food products                  4,203,058     4,162,242
Equipment and other products                             4,267,470     5,041,716
                                                      __________________________
                                                      $ 12,920,468  $ 13,621,790
                                                      ==========================

                             TCBY Enterprises, Inc.

3.  Long-Term Debt

Long-term debt consisted of the following:





                                                              November 30
                                                           1995          1994
                                                      __________________________
Unsecured notes payable                               $ 15,812,352  $ 18,979,110
Capitalized lease obligations                                    -         3,503
                                                      __________________________
                                                        15,812,352    18,982,613
Less current portion                                     3,171,448     3,072,756
                                                      __________________________
                                                      $ 12,640,904  $ 15,909,857
                                                      ==========================





Effective June 11, 1993, the Company entered into a loan agreement with a bank. The proceeds of the note issued under this loan agreement were used to retire existing indebtedness. In November 1994, the loan agreement was
revised and  the  Company borrowed  an  additional  $7.5  million.   These
proceeds were used to finance various projects designed to expand the Company's food products production capabilities. The notes are unsecured and bear interest at the bank's base rate less 0.75% or at a match-funding rate of the adjusted Eurodollar rate plus 1.0%. The interest rate at November 30, 1995 was 7.0625% for the original note and 6.90625% for the additional borrowing. The notes are due in monthly installments of approximately $265,000 plus interest. The original note matures on June 1, 2000 with the additional $7.5 million borrowing maturing December 31, 2001. The loan agreement requires, among other things, a fixed charge coverage ratio of greater than 1.5 to 1.0 be maintained. This ratio is defined as the sum of net income and non-cash charges adjusted for extraordinary and non-recurring items divided by the sum of the current portion of long-term debt, cash dividends paid, and capital expenditures incurred to maintain or replace existing property, plant, and equipment.

At November 30, 1995, the Company was not in compliance with certain financial covenants required in the loan agreement. The bank waived these events of default as of and for the period ended November 30, 1995 and has agreed to amend the loan agreement to require a fixed charge coverage ratio of 1.25 to 1.00 be maintained for future periods. The Company is required to comply with various financial covenants on quarterly me asurement dates in fiscal 1996. Based upon the Company's projected operating results in fiscal 1996, management believes it is probable that the Company will be in compliance with the financial covenants throughout fiscal 1996. As such, the debt is classified in the balance sheet based on the terms of the loan agreement.

Annual maturities of long-term debt total $3,171,448 in fiscal 1996 through 1999 and $2,301,819 in fiscal 2000.

                             TCBY Enterprises, Inc.

3.  Long-Term Debt (continued)

In connection with the construction of certain property, the Company capitalized interest costs of approximately $177,000 in fiscal 1995. There was no capitalized interest in fiscal 1994 and 1993. During fiscal 1995, 1994, and 1993, the Company paid interest of approximately $1,299,000, $631,000, and $810,000, respectively.

4.  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:





                                                              November 30
                                                           1995          1994
                                                      __________________________
Deferred tax assets:
  Impairment allowance on fixed assets                $ 1,563,460  $         -
  Allowance for doubtful accounts and impaired notes      753,693      339,800
  Accrued expenses related to assets held for sale        669,002            -
  Accrued rent                                            189,526      270,748
  Other                                                 1,894,158    1,556,632
                                                      __________________________
Total deferred tax assets                               5,069,839    2,167,180

Deferred tax liabilities:
  Distribution allowances                                       -    3,865,592
  Tax over book depreciation                            2,736,595    2,398,335
  Other                                                 2,007,772    2,293,399
                                                      __________________________
Total deferred tax liabilities                          4,744,367    8,557,326
                                                      __________________________
Net deferred tax assets (liabilities)                 $   325,472  $(6,390,146)
                                                      ==========================

Significant components of the (benefit) provision for income taxes are as follows:

                                                    Year ended November 30
                                             1995          1994         1993
                                         _______________________________________
Current:
  Federal                                $(3,894,150)  $   (81,245) $ 3,081,333
  State                                      (88,159)      (14,899)      40,913
                                         _______________________________________
Total current                             (3,982,309)      (96,144)   3,122,246

Deferred                                  (6,715,618)    3,863,276      216,374
                                         _______________________________________
                                        $(10,697,927)  $ 3,767,132  $ 3,338,620
                                         =======================================

                             TCBY Enterprises, Inc.

            Notes to Consolidated Financial Statements (continued)

4.  Income Taxes (continued)

The reconciliation of income tax (benefit) computed at the United States federal statutory tax rates to income tax (benefit) expense is:





                                                    Year ended November 30
                                             1995          1994         1993
                                        ________________________________________
Income tax (benefit) at the
  statutory federal rate                $(10,904,067)  $ 3,861,700  $ 3,314,127
State income taxes, net of
  federal benefit                            (58,185)       (9,833)      27,003
Other, net                                   264,325       (84,735)      (2,510)
                                        ________________________________________
Total income tax (benefit)              $(10,697,927)  $ 3,767,132  $ 3,338,620
                                        ========================================





The Company made income tax payments of approximately $25,000, $871,000, and $3,711,000 in fiscal 1995, 1994, and 1993, respectively.

5.  Accrued Expenses

Accrued expenses consisted of the following:





                                                              November 30
                                                           1995         1994
                                                      __________________________
  Rent                                                $ 1,547,372  $   799,979
  Compensation                                          3,355,348    2,411,903
  Other                                                 4,138,660    2,530,628
                                                      __________________________
                                                      $ 9,041,380  $ 5,742,510
                                                      ==========================

Accrued expenses at November 30, 1995 include $3.5 million of costs related   of
primarily to the Company's restructuring and sale of Company-owned stores.

                             TCBY Enterprises, Inc.

            Notes to Consolidated Financial Statements (continued)

6.  Lease Commitments

In fiscal 1995, 1994, and 1993, rent expense totaled approximately $5,020,000, $5,083,000, and $4,951,000, respectively. The future minimum rental commitments as of November 30, 1995, for all non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

                                                                   Offices and
                                              Total    Stores (1)    Other (2)
                                         _______________________________________

  1996                                   $ 3,353,239  $ 1,158,264  $ 2,194,975
  1997                                     3,007,593      889,552    2,118,041
  1998                                     1,568,395      689,052      879,343
  1999                                       486,993      425,467       61,526
  2000                                       338,006      302,116       35,890
  Thereafter                               1,211,295    1,211,295            -
                                         _______________________________________
                                         $ 9,965,521  $ 4,675,746  $ 5,289,775
                                         =======================================

(1) Certain of the leases are renewable for substantially the same rentals or at increased rentals of up to approximately 20% for up to 20 additional years. The rental commitments for Company-owned locations closed in conjunction with the Company's decision to no longer operate stores
     (see Note 12) totaled $949,000 and is excluded from the future minimum commitments as this amount was accrued in fiscal 1995. The future minimum rental commitments for stores relate primarily to locations held for sale.

(2) Includes a lease for the corporate headquarters with an initial term of 10 years. Rent expense is being recognized ratably over the initial 10-year term. Renewal options exist for four 5-year terms at increased rentals of up to approximately 16%.

Aggregate future minimum rentals to be received under non-cancelable subleases are approximately $2,210,000 at November 30, 1995.

7.  Contingencies

A purported investor in a former franchisee has claimed approximately $26 million in trebled damages plus costs and prejudgement interest from the former franchisee for alleged fraudulent acts. The compensatory damages requested are $8.7 million. The Company has also been named in this suit as a defendant and has cross-claimed the former franchisee. The Company believes the plaintiff's claims against the Company to be without merit, and the Company is vigorously contesting the suit.

                             TCBY Enterprises, Inc.

            Notes to Consolidated Financial Statements (continued)

7.  Contingencies (continued)

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

8.  Employee Benefit Plans

The Company's 1984, 1989, and 1992 Stock Option Plans, as amended, along with the 1992 Non-employee Director Stock Option Plan, made available options for the purchase of up to 4,369,960 shares of the Company's Common Stock to certain officers and employees. The option prices are to be no less than the fair market value of the Common Stock on the date of grant. The options are generally exercisable in four equal installments, beginning one year after the date of grant. As of November 30, 1995, outstanding option prices range from $4.00 to $17.19 per share and the options expire on various dates from May 1996 to April 2005.

The following summarizes the option transactions under the plans for fiscal 1995 and 1994:





                                 Shares Under Option    Aggregate Option Price
                                ________________________________________________
                                   1995      1994         1995         1994
                                ________________________________________________
Outstanding at beginning of
  year                          1,643,898  1,154,153  $10,929,936   $ 7,246,957
    Granted                       810,511    755,750    4,302,715     5,267,136
    Exercised                    (151,012)  (106,948)    (702,864)     (547,569)
    Terminated                   (248,134)  (159,057)  (1,517,960)   (1,036,588)
                                ________________________________________________
Outstanding at end of year      2,055,263  1,643,898  $13,011,827   $10,929,936
                                ================================================
Reserved for future grant         759,941    822,318
                                ======================
Exercisable at end of year        620,162    512,428
                                ======================

                             TCBY Enterprises, Inc.

            Notes to Consolidated Financial Statements (continued)

8.  Employee Benefit Plans (continued)

The Company maintains a pre-tax savings plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code (the "Plan"). Employees who have completed one year of service with the Company, are over the age of 21, and fulfill the statutory minimum hours of service (1,000) during the plan year are eligible to participate in the Plan. Under the Plan, employees are eligible to contribute up to the lesser of 15% of compensation or the statutory limit, with the Company matching 50% of the first 5% of compensation contributed by the employee. The Company's matching portion of employee contributions resulted in expense of approximately $277,000, $210,000, and $184,000 in fiscal 1995, 1994, and
1993, respectively.

9.  Certain Transactions

In fiscal 1995, 1994, and 1993, the Company paid gross billings totaling approximately $180,000, $195,000 and $191,000, respectively, to a marketing consulting firm whose chief executive officer is a director of the Company.

In fiscal 1995, 1994, and 1993, the Company recorded sales totaling approximately $440,000, $447,000 and $329,000, respectively, to a foodservice distributor whose chief executive officer is a director of the Company.

On October 2, 1995, nine Company-owned stores were sold to franchisee groups which included a shareholder and director of the Company. The gross sales price of $1,065,000 was financed with promissory notes. The notes are payable in periodic installments including interest. In addition, the franchisee groups will manage six Company-owned stores and receive $140,000 annually for these services; the Company will retain ownership of these stores for research and development and training purposes.

                             TCBY Enterprises, Inc.

            Notes to Consolidated Financial Statements (continued)

10.  Operations by Industry Segment

Financial information for each of the Company's segments is set forth below.





                               Food
                             Products      Equipment        Other       Total
                           _____________________________________________________
1995
____
Net sales and franchising
  revenues                 $106,156,236  $ 14,425,426 $    988,206 $121,569,868
Loss from operations        (19,995,402)   (2,306,930) (11,527,994) (33,830,326)
Identifiable assets          69,329,346    16,907,595   25,388,302  111,625,243
Capital expenditures          9,485,393       138,564      259,408    9,883,365
Depreciation and
  amortization                9,370,086       543,982      966,282   10,880,350

1994
____
Net sales and franchising
  revenues                 $134,379,486  $ 17,198,176  $   893,443 $152,471,105
Profit (loss) from
  operations                 18,695,987       154,897   (7,766,316)  11,084,568
Identifiable assets          96,219,172    18,953,812   27,107,103  142,280,087
Capital expenditures          9,452,681     1,538,922      399,799   11,391,402
Depreciation and
  amortization                7,291,780       444,398     1,126,129   8,862,307

1993
____
Net sales and franchising
  revenues                 $103,306,766  $ 16,128,588  $ 1,041,724 $120,477,078
Profit (loss) from
  operations                 16,770,719       469,052   (7,974,546)   9,265,225
Identifiable assets          80,544,294    16,140,042   32,006,800  128,691,136
Capital expenditures          4,995,399       640,046      386,433    6,021,878
Depreciation and
  amortization                5,959,263       396,840    1,335,462    7,691,565

(a)  Inter-segment sales and transfers are insignificant.

(b) The Company's business segments are described and discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(c) The "Other" segment is composed of unallocated corporate expenditures and other sundry operations.

                             TCBY Enterprises, Inc.

             Notes to Consolidated Financial Statements (continued)

10.  Operations by Industry Segment (continued)

Substantially all frozen yogurt products sold to "TCBY"(Registered) stores are distributed exclusively by ProSource Distribution Services ("ProSource") (which acquired a portion of the distribution business of The Martin-Brower Company during 1995), an international foodservice distributor. Sales by the Company's manufacturing subsidiary to ProSource totaled approximately $45.6 million, $49.0 million, and $49.7 million in fiscal 1995, 1994, and 1993, respectively. Approximately $2.1 million and $3.9 million were receivable from ProSource as of November 30, 1995 and 1994, respectively.

11.  Disposition

In April 1995, the Company sold the rights for the exclusive manufacturing and distribution of the "TCBY"(Registered) refrigerated yogurt product line throughout the United States to Mid-America Dairymen, Inc., who previously co-packed these products for the Company. The product line currently consists of low fat and non-fat/no sugar added varieties of refrigerated yogurt, and the "TCBY"(Registered) Twosome product-refrigerated yogurt and topping, side-by-side. The Company's sales of these products were approximately $23.0 million and $5.3 mil lion for fiscal 1994 and the first quarter of fiscal 1995, respectively.

The term of the agreement is 15 years during which time Mid-America Dairymen, Inc. is permitted to distribute these products, as well as develop additional refrigerated dairy items under the "TCBY"(Registered) brand. Mid-America Dairymen, Inc. currently manufactures and distributes over 2,000 products nationwide. The Company has continued to manufacture and distribute "TCBY"(Registered) brand hardpack frozen yogurt products through the retail grocery trade.

The sale of the product line resulted in an after-tax gain of approximately $1.6 million, or $.06 per share, for the Company in the second quarter of fiscal 1995. Under the terms of the agreement, inventories and distribution allowances related to the "TCBY"(Registered) refrigerated yogurt product line were transferred to Mid-America Dairymen, Inc. The Company received cash proceeds of $1.2 million upon closing and a receivable of $10.6 million as consideration in the transaction. Payments on the receivable are primarily based on volumes of yogurt sold by Mid-America Dairymen, Inc. with certain required payments regardless of volume. The receivable represented the net present value of the minimum required payments over the term of the agreement at the time the transaction was consummated. Subsequently, the sales of the "TCBY"(Registered) refrigerated yogurt line and related cash payments have been less than anticipated due to a very competitive environment in the refrigerated yogurt industry.

                             TCBY Enterprises, Inc.

11.  Disposition

Mid-America Dairymen, Inc. has introduced new products and is developing additional products to introduce in the future in an attempt to increase sales. However, the Company has agreed to waive minimum required payments for a period of time, and accordingly has provided an impairment allowance related to the receivable based on management's best estimate of future discounted cash flows.

12.  Restructuring

During the fourth quarter of 1995, the Company decided to franchise or close most of its Company-owned stores (food products segment) and divest Carlin Manufacturing (equipment segment) located in Fresno, California. The Company believes most of the remaining stores will be sold in fiscal 1996 and can operate more effectively with local ownership.  The  Company is expected to realize a  reduction in general and administrative costs associated with the operation of these stores. The Company-owned stores held for sale or disposal had a carrying value of $11.2 million prior to recording an impairment loss of $9.1 million in the fourth quarter of fiscal 1995. The loss includes future lease commitments, taxes, and other closing costs of $2.0 million to be paid in future periods. These Company-owned stores had sales of approximately $18.1 million in fiscal 1995 and incurred a direct operating loss of approximately $4.0 million, excluding any benefit realized by the Company on manufacturing the yogurt products.

Carlin Manufacturing  had  a  carrying  value  of  $4.1  million  prior  to recording an impairment loss of $1.3 million in the fourth quarter of fiscal 1995. Carlin is expected to be disposed of in fiscal 1996. The loss includes estimated selling costs. Carlin incurred an operating loss of approximately $1.0 million in fiscal 1995.

The Company recorded additional impairment losses of approximately $5.6 million on assets used in operations of the food products segment primarily related to distribution allowances associated with the retail hardpack product line and Company-owned stores held for use in operations. The total carrying value of these assets was $8.1 million prior to recording the impairment loss in the fourth quarter of fiscal 1995.

Primarily due to the divestiture of Company-owned stores, the Company implemented a restructuring of its organization in the fourth quarter of fiscal 1995. The Company recorded a charge of $1.4 million for severance costs to be paid in fiscal 1996 related to the restructuring.

                             TCBY Enterprises, Inc.

13.  Quarterly Results of Operations (Unaudited)

Financial results by quarter for fiscal 1995 and 1994 are summarized below:





                                                 Quarters
                           _____________________________________________________
                                First       Second         Third        Fourth
                           _____________________________________________________
1995
____

Sales                      $ 26,036,075  $29,558,113 $ 35,176,849 $ 19,037,246
Gross profit                 10,209,741   13,357,605   14,536,706    5,993,732
Franchising revenues          1,916,684    3,219,663    4,061,961    2,563,277

Net (loss) income as
  originally reported      $ (2,819,454) $ 2,440,098 $  2,188,584 $(21,566,250)
Effect of adoption of new
  accounting standard        (1,615,836)           -            -            -
                           _____________________________________________________
Net (loss) income as
  restated                 $ (4,435,290) $ 2,440,098 $  2,188,584 $(21,566,250)
                           =====================================================

Net (loss) income per share
  as originally reported        $  (.11)     $   .10      $   .09      $  (.84)
Per share effect of adoption
  of new accounting standard       (.06)           -            -            -
                           _____________________________________________________
Net (loss) income per share
  as restated                   $  (.17)     $   .10      $   .09      $  (.84)
                           =====================================================
Average shares outstanding   25,595,638   25,556,636   25,585,110   25,672,737





Net (loss) income and net (loss) income per share as originally reported differ from the amounts set forth above for the first quarter due to the adoption of Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" as discussed in Note 1.

13.  Quarterly Results of Operations (Unaudited) (continued)





                                                  Quarters
                           _____________________________________________________

                               First      Second        Third      Fourth
                           _____________________________________________________
1994
____

Sales                      $ 22,587,248  $39,599,802 $ 46,691,476 $31,566,213
Gross profit                  9,250,983   16,051,424   19,585,803  13,009,564
Franchising revenues          1,671,335    3,742,458    3,983,204   2,629,369
Net (loss) income              (621,367)   3,563,344    4,479,591     130,444
Net (loss) income per share        (.02)         .14          .18         .01
Average shares outstanding   25,489,439   25,495,360   25,518,767  25,589,561

CORPORATE INFORMATION

TCBY ENTERPRISES, INC.

Corporate Offices
TCBY Enterprises, Inc.
1100 TCBY Tower, 425 West Capitol Avenue
Little Rock, Arkansas 72201
(501)688-8229

Independent Auditors
Ernst & Young LLP





Little Rock, Arkansas

Transfer Agent and Registrar
Wachovia Bank & Trust Company N.A.
P.O. Box 3001, 301 North Church
Winston-Salem, NC 27101
1-800-633-4326

Form 10-K
The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission for the year ended November 30, 1995, will be sent without charge to each stockholder upon written request to the Corporate Communications Department at the Corporate offices.

Annual Meeting
The Annual Meeting of Stockholders of TCBY Enterprises, Inc., will be held at 10:00 a.m., April 17, 1996, at the Statehouse Convention Center in Little Rock, Arkansas.


Business
TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The
Company is the largest manufacturer-franchisor of frozen yogurt in the world.

Common Stock
The Company's Common Stock is traded on the New York Stock Exchange under the symbol TBY. The following table sets forth, for the periods indicated, the high and low composite sales prices.





Fiscal 1995                                              High         Low
_______________________________________________________________________________
First Quarter                                             $6           $5
Second Quarter                                             5 1/2        4 1/8
Third Quarter                                              6 1/2        4 5/8
Fourth Quarter                                             5 7/8        4 1/4

Fiscal 1994                                              High         Low
_______________________________________________________________________________
First Quarter                                             $7 5/8       $5 7/8
Second Quarter                                             6            5 1/8
Third Quarter                                              6 1/2        5 1/4
Fourth Quarter                                             6 1/4        5 1/2

As of November 30, 1995, there were 5,581 shareholders of record of the Company's Common Stock and 27,062,345 shares issued.

Dividend Policy
The Company will consider adjustments to the dividend rate after giving consideration to return to stockholders, profitability expectations, financing and cash needs of the Company, and other factors. See Note 3 to Consolidated Financial Statements.

Dividends Per Share                                        1995         1994
______________________________________________________________________________
First Quarter                                              $.05         $.05
Second Quarter                                              .05          .05
Third Quarter                                               .05          .05
Fourth Quarter                                              .05          .05
                                                           ____         ____
  Total                                                    $.20          .20
                                                           ====         ====

TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA

TCBY ENTERPRISES, INC.

($000, Except Per Share Amounts)

                              1995      1994      1993      1992      1991
                            __________________________________________________
Sales                       $109,808  $140,445  $109,525  $107,633  $116,679
Franchising revenues          11,762    12,026    10,952    11,063    12,231
Net (loss) income            (21,373)    7,552     6,409     5,073     8,017
Total assets                 111,625   142,280   128,691   131,925   134,806
Long-term debt                12,641    15,910    11,487    14,799    17,330
Per share:
  Net (loss) income            $(.83)    $ .30     $ .25     $ .20     $ .31
  Cash dividends                 .20       .20       .20       .20       .35
  Total stockholders' equity    3.20      4.23      4.13      4.09      4.10





                              1990      1989      1988      1987      1986
                            __________________________________________________
Sales                       $134,832  $131,730  $ 87,995  $ 58,767  $ 31,736
Franchising revenues          16,475    19,593    14,482    12,664     9,518
Net (loss) income             19,950    29,493    19,794    13,012     8,031
Total assets                 141,537   133,559    92,649    64,017    49,621
Long-term debt                19,696    21,258    14,034     5,461     6,699
Per share:
  Net (loss) income            $ .75     $1.10     $ .75     $ .49     $ .31
  Cash dividends                 .18       .07       .02       ---       ---
  Total stockholders' equity    4.15      3.69      2.62      1.88      1.42