Form 10-K405, Exhibit 13
period 1996-11-30
TCBY ENTERPRISES INC
filed 1997-02-24
CIK 740693

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS


Fiscal 1996 Compared to Fiscal 1995

The Company's total sales for 1996 decreased 24 percent from sales in 1995. As described below, the decrease in sales is primarily related to strategic decisions implemented during 1995 including the franchising or closing of most "TCBY"(Registered) Company-owned stores, the sale of the rights for manufacturing and distribution of "TCBY"(Registered) refrigerated yogurt products to Mid-America Dairymen, Inc., and the Company's decision to focus on geographic regions where hardpack products can be delivered and marketed in a more efficient manner. While the actions did result in a decline in sales, they contributed to improved operating results in 1996. The following table sets forth sales by category within the Company's primary segments (food products and equipment) of operation:


(dollars in thousands)
                                      1996                1995                  1994
                                  Sales    %        Sales     %         Sales    %
                                ________  ____     ________    ____      ________   _
                                                                                    <
Food Products:
 Frozen products sales to
  ProSource Distribution
  Services and other
  foodservice distributors      $ 49,705   60%     $ 51,003     46%      $ 54,243
 Yogurt sales to the retail
  grocery trade                   14,973   18%       25,327     23%        46,377
 Retail sales by Company-
  owned stores                     2,599    3%      18,065      17%       21,734   15
                                ________  ____     ________    ____      ________   _
                                  67,277   81%       94,395     86%       122,354

Equipment:
 Sales by the Company's
  equipment distributor          11,779    14%       10,783     10%        13,262
 Sales of manufactured
  specialty vehicles              2,874     4%        3,642      3%        3,936    3
                                 14,653    18%       14,425     13%        17,198
Other                             1,034     1%          988      1%          893    1
                               ________   ____     ________    ____      ________   _
Total Sales                    $ 82,964   100%     $109,808    100%      $140,445   1
                               ========   ====     ========    ====      ========   =


Sales from the Company's food products segment include (i) wholesale sales of frozen yogurt and ice cream products to ProSource Distribution Services and to other foodservice distributors, which distribute yogurt and other products to "TCBY"(Registered) stores and non-traditional locations, and sales to international master franchisees of frozen yogurt products and proprietary ingredients for the manufacture of frozen yogurt products in the countries that produce locally, (ii) sales of hardpack frozen yogurt, refrigerated yogurt (through April 1995), and frozen novelties for distribution to the retail grocery trade, and (iii) retail sales of yogurt and related food items by Company-owned stores.

Wholesale sales of frozen products decreased three percent compared to 1995. This decrease is attributed primarily to a reduction in the number of domestic traditional "TCBY"(Registered) stores (Company-owned and franchise) in operation and a decline in yogurt purchased by operating stores d uring 1996 compared to 1995. These reductions were partially offset by increased purchases of frozen yogurt products by "TCBY"(Registered) non-traditional locations during 1996 compared to 1995.


The following table  sets forth location  activity for  1996 and 1995 for "TCBY"(Registered) and Juice Works(Registered) locations:



                                                                             Non-
                         Franchised   Company  International      Traditional      To
                           Stores    Stores    Locations        Locations    Location
                         __________   _______  _____________      ___________    ____
Locations Open at
 December 1, 1994         1,245          96        141             1,319          2,8
  Opened                     34          --         48               241            3
  Closed                    (82)        (33)        (2)             (287)          (4
  Net Stores Purchased
   (Sold) Between Fran-
   chisees & Company         21         (21)        --                --
                          ______       _____      _____            ______         ___
Locations Open at
 November 30, 1995        1,218          42        187             1,273          2,7
  Opened                     38           1         75               322            4
  Closed                    (88)         (1)       (61)             (308)          (4
  Net Stores Purchased
   (Sold) Between Fran-
   chisees & Company         30         (40)        --                10            -
                          ______       _____      _____            ______         ___
Locations Open at
 November 30, 1996        1,198           2        201             1,297          2,6
                          =======      ======    ======            =======       ====



Included in the franchised store information are 147 and 135 "TCBY"(Registered) stores closed for relocation or for the season at November 30, 1996 and 1995, respectively. The non- traditional locations include sites at airports, travel plazas, convenience stores, colleges, hospitals, theme parks, and stadiums. During the past year, additional opportunities have developed in locations where "TCBY"(Registered) products are utilized with other brands such as in petroleum stores or with other food concepts. Locations developed in conjunction with petroleum stores are a majority of the 322 non-traditional openings in 1996. The Company's initial experience is that the volume of these locations may exceed that of some other types of non-traditional locations with the exception of airports. During 1996, the Company closed 308 "TCBY"(Registered) non-traditional locations. These locations generally purchased low volumes of yogurt from the Company. The Company expects that there may be additional closings of low volume non-traditional locations as they are not efficient for the Company to service or the customer to operate. These closings are not expected to have a material impact on yogurt sales, but will allow the Company's support services to be more effective and efficient. In addition, the Company's joint venture partners were not successful in retaining all of the "TCBY"(Registered) locations at the Dallas/Ft. Worth (DFW), Atlanta, and Los Angeles airports where the foodservice contracts were up for bid in prior years. The transition in Atlanta and Los Angeles is complete and declines in the frozen yogurt sales at these airports are not material to the Company. The transition at the DFW Airport has begun and the Company does not expect to have locations in this airport at some point during 1997 unless new opportunities develop. The decline in frozen product sales from the changes at DFW are not material to the Company and are expected to be offset by continued growth in new co-branded locations described above.

Sales of yogurt to the retail grocery trade decreased 41 percent during 1996 as compared to 1995. A portion of the decline resulted from the Company's sale in April 1995 of the rights for the exclusive manufacturing and distribution of the "TCBY"(Registered) refrigerated yogurt products throughout the United States to Mid-America Dairymen, Inc., who co-packed these products for the Company. The Company's sales of refrigerated yogurt products totaled approximately $5.3 million in 1995. The Company has continued the distribution of hardpack frozen yogurt products to the retail grocery trade. However, during the fourth quarter of 1995, the Company began to focus on geographic regions where the hardpack products can be delivered and marketed in a more efficient manner. This action has improved operating results but has resulted in lower sales of hardpack yogurt products to the retail grocery trade in 1996.
 Retail sales by Company-owned stores declined 86 percent during 1996 compared to 1995. This decline resulted primarily from the Company's decision, during the fourth quarter of 1995, to franchise or close most of the
"TCBY"(Registered) Company-owned stores. The Company believes the stores can operate more effectively with local ownership. The divestiture of the stores will lower sales in the food products segment in 1997 as the Company operated units for a portion of 1996. At November 30, 1996 and 1995, the Company operated two stores (one "TCBY"(Registered) and one Juice Works(Registered)) and 42 "TCBY"(Registered) stores, respectively.

Average store sales (the average of sales by domestic traditional stores open the entire year) for Company-owned and franchised "TCBY"(Registered) stores decreased two percent from $212,000 in 1995 to $207,000 in 1996. The restaurant industry continues to be highly competitive. The Company is continuing its efforts to improve store sales through national television advertising campaigns, menu extensions, local media advertising, store decor upgrades, and relocations. The Company's efforts to improve store sales includes the "TCBY"(Registered) Treats concept. As of November 30, 1996, 581 existing stores have converted or are in the process of converting to the concept. The "TCBY"(Registered) Treats concept is generally required for new and relocated locations. Even with the successful implementation of these programs, store sales may decline and store closings may continue.

Sales in the Company's equipment segment include (i) sales from the distribution of equipment to the foodservice industry and (ii) sales of manufactured mobile kitchens and
other  specialty   vehicles   primarily  to   business   and
government  entities.    Sales  in  the  equipment   segment
increased two percent during 1996 over the prior year.
The increase in sales during 1996 is attributable to increased sales at the Company's equipment distributor due
to  the   opening  of   non-traditional   "TCBY"(Registered)
locations, some of which purchased a portion of their original equipment packages from the Company. The increase in sales for the equipment distributor was partially offset by decreased orders for specialty vehicles at the Company's
equipment manufacturer.    The  Company  has  continued  the
process to  divest  its equipment  manufacturer   located  in
Fresno, California as this subsidiary is no longer a part of the Company's core business.

The cost of sales to sales ratios for 1996 and 1995 for the Company and its two primary segments are presented below:


                                           ___________________
                                              1996       1995
                                            ___________________
       Food Products Segment                   63%        57%

       Equipment Segment                       76%        82%

       Company Total                           65%        60%


The increase in the overall cost of sales to sales ratio for 1996 is attributed to a number of factors including the Company's decision to franchise or close most of its
"TCBY"(Registered)    Company-owned     stores.          The
"TCBY"(Registered) Company-owned stores had a lower cost of sales to sales ratio than the overall ratio for the food products segment. Therefore, as such stores we re sold or closed, the cost of sales to sales ratio increased. In addition, milk prices, which represent a major component of the Company's cost of sales at its production facility, increased during 1996 compared to 1995. Milk prices have risen as a result of lower milk production primarily due to extremely high feed prices and strong consumer demand for dairy products. Milk prices are expected to decline in 1997 below those experienced in 1996, but not to the levels experienced in years previous to 1996.

Franchising revenues consist of initial franchise and license fees and royalty income. In 1996, initial franchise and license fees increased 53 percent and royalty income increased two percent from 1995. The increase in franchise and license fees results primarily from increased domestic franchise fees, which are due to the expansion into convenience stores operated in association with national petroleum companies. The increase in royalty income relates to the growth in the number of franchises operated by petroleum companies and their dealers or distributors, international development, and from the franchising of stores that were previously operated by the Company.

Five percent of combined sales and franchising revenues were generated from international activity in 1996 compared to three percent in 1995.

Operating expenses decreased 64 percent in 1996 compared to 1995. These decreases are a ttributable to several factors including: (i) the Company's adoption of several new accounting standards during the fourth quarter of 1995 including Financial Accounting Standards Board Statement ("Statement") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and Statement No. 114 "Accounting by Creditors for Impairment of a Loan". The adoption of the new standards resulted in pre-tax charges of $27.6 million in 1995; (ii) a reduction in depreciation and amortization during 1996 due to the reduction in the basis of various assets associated with the adoption of Statement No. 121; (iii) a reduction during 1996 in selling and marketing costs associated with the refrigerated yogurt line sold in April 1995 and the Company's decision in late 1995 to focus distribution of its hardpack frozen yogurt products to the retail grocery trade in geographic regions where the products can be delivered and marketed in a more efficient manner; (iv) a reduction in expenses related to operation of "TCBY"(Registered) Company-owned stores due to the franchising or closing most of these stores during 1996, as discussed above; and (v) a restructuring of the Company's organization in the fourth quarter of 1995, which included a charge of $1.4 million for employee severance costs. Operating expenses, as a percentage of combined sales and franchising revenues, were 34 percent and 74 percent for 1996 and 1995, respectively. Operating expenses, as a percentage of combined sales and franchising revenues, were 51 percent in 1995, excluding the impact of the adoption of new accounting standards as discussed above.

The provision for doubtful accounts and impaired notes decreased 99 percent in 1996 compared to 1995. The decrease in 1996 is attributable to significant provisions made in 1995 relating to the adoption of Statement No. 114.

Interest expense decreased approximately $161,000 in 1996 compared to 1995. This decrease is due to reductions in outstanding debt and lower interest rates. Interest incurred by the Company in 1996 actually decreased $338,000 after considering capitalized interest of $177,000 in 1995 in association with expansion of the Company's manufacturing facility.

Income tax expense or benefit as a percentage of pre-tax income or loss changed to 34.6 percent in 1996 from 33.4 percent in 1995. Assuming no significant change in federal and state tax laws, the Company expects its future tax rate to approximate the statutory federal rate. Deferred tax assets of $3.7 million are expected to be realized through the offset of existing taxable temporary differences.


Fiscal 1995 Compared to Fiscal 1994

Sales in  the food  products segment  decreased from  $122.4 million in 1994 to $94.4 million in 1995. The food products segment represented 86 percent of the Company's total sales during 1995 compared to 87 percent in 1994.

Within the food products segment, wholesale sales of frozen yogurt to distributors decreased six percent. This was attributed primarily to a reduction in the number of domestic traditional "TCBY"(Registered) stores (Company-owned and franchised stores) in operation during 1995 compared to 1994. In addition, sales to international master franchisees were down slightly due to large purchases of proprietary ingredients for the initial start-up of production of frozen yogurt in China during 1994. These reductions were partially offset by increased purchases of frozen yogurt products by non-traditional locations during 1995 compared to 1994. See table above setting forth location activity for 1995.

Included in locations open are 135 and 152 "TCBY"(Registered) stores closed for relocation or for the season at November 30, 1995 and 1994, respectively. During 1995, the Company closed 287 non-traditional locations. These locations generally purchased low volumes of yogurt from the Company.

Sales of yogurt to the retail grocery trade decreased 45 percent during 1995 as compared to 1994. This decrease was primarily a result of the sale of the refrigerated yogurt product line. In April 1995, the Company sold the rights for the exclusive manufacturing and distribution of the "TCBY"(Registered) refrigerated yogur t products throughout the United States to Mid-America Dairymen, Inc. The sale resulted in an after-tax gain of approximately $1.6 million
in the  second  quarter.   The  sale of  this  product  line
resulted in lower sales to the retail grocery trade in 1995 compared to 1994 as sales were $5.3 million and $23.0
million,  respectively.      The   Company   continued   the
distribution of hardpack frozen yogurt products to the retail grocery trade. An extremely competitive environment resulted in a decline in the operating results from the distribution of products to the retail grocery trade during 1995. As a result, during the fourth quarter of 1995, the Company began to focus on geographic regions where the hardpack products can be delivered and marketed in a more efficient manner.

 Sales by "TCBY"(Registered) Company-owned stores declined 17 percent during 1995. This decline resulted primarily from a reduction in the number of "TCBY"(Registered) Company-owned stores. During the fourth quarter of 1995, the Company decided to franchise or close most of the
"TCBY"(Registered) Company-owned stores. The Company believes the stores can operate more effectively with local ownership. The sales in 1995 of "TCBY"(Registered) Company-owned stores were approximately $18 million. At November 30, 1995 and 1994, the Company operated 42 and 96 "TCBY"(Registered) stores, respectively.

Average store sales for Company-owned and franchised "TCBY"(Registered) stores remained unchanged at $212,000 in 1995. The efforts to improve store sales include the Company's new "TCBY"(Registered) Treats concept. The
"TCBY"(Registered)       Treats       concept       features
"TCBY"(Registered) soft serve frozen yogurt, but adds "TCBY"(Registered) hand-dipped frozen yogurt, hand-dipped premium ice cream, Paradise Ice(Trademark) shaved ice, frozen custard, and "TCBY"(Registered) bakery items. As of November 30, 1995, 348 stores had converted and 134 were in the process of converting to the new concept.

Sales in the equipment segment decreased 16 percent from $17.2 million in 1994 to $14.4 million in 1995. This decrease is primarily the result of fewer sales of equipment packages by the Company's equipment distributor to domestic and international franchisees.

The ratio of cost of sales to sales was 60 percent for 1995 as compared to 59 percent for 1994. The ratio of cost of sales to sales for the food products segment and equipment segment in 1995 was 57 percent and 82 percent, respectively, compared to 56 percent and 79 percent, respectively, in 1994.

The increase in the overall cost of sales to sales ratio is attributed to higher overhead costs per unit at the Company's manufacturing facility in Dallas as a result of lower volumes produced in 1995 compared to the previous year and higher total overhead costs primarily related to the expansion of the manufacturing facility. In addition, the Company's equipment manufacturing subsidiary experienced increases in cost of sales during 1995 as a result of lower margins on certain specialty vehicle contracts. The increase in the cost of sales to sales ratio was partially offset by a change in sales mix within the food products segment from the prior year. Wholesale sales to the retail grocery trade and private label customers, which have a higher cost of sales to sales ratio, were a smaller percentage of total food products sales in 1995 compared to the prior year primarily because of the sale of the "TCBY"(Registered) refrigerated yogurt product line. Milk prices, which represent a major component of the Company's cost of sales, remained relatively constant compared to the prior period. However, the Company experienced increases in other components of cost of sales, such as product packaging costs. As a result of these increased product packaging costs, the Company instituted a price increase of approximately one percent in the second quarter of 1995.

Franchising revenues consist of initial franchise and license fees and royalty income. In 1995, initial franchise and license fees increased 18 percent and royalty income decreased five percent from 1994. The increase in franchise and license fees results primarily from increased initial international franchise fees. The decrease in royalty income results from decreased international royalties as a result of large purchases of proprietary ingredients in 1994 related to the start-up of a production facility in China and a decrease in domestic royalties as a result of the decrease in domestic traditional "TCBY"(Registered) stores as noted above.

Three percent of combined sales and franchising revenues were generated from international activity in 1995 compared to four percent in 1994.

Operating expenses, as a percentage of combined sales and franchising revenues, were 74 percent and 39 percent for 1995 and 1994, respectively. The increase is primarily attributed to the Company adopting several new accounting standards during the fourth quarter of 1995 including Statement No. 121 and Statement No. 114. The adoption of the new standards resulted in pre-tax charges of $27.6 million in 1995.

The charges for impairment of assets resulted primarily from the reduction of the carrying values of "TCBY"(Registered) Company-owned stores held for sale or disposal, distribution allowances, and Carlin Manufacturing. As previously discussed, the Company decided to franchise or close most of its "TCBY"(Registered) Company-owned stores and recorded an impairment loss of $9.1 million to reduce the carrying value of these assets and for costs such as lease commitments, taxes, and other closing costs. The decision to close some "TCBY"(Registered) Company-owned stores was made after consideration of, among other things, store sales, store profitability, store cash flow, lease terms, and market conditions. Due to these actions, a restructuring of the Company's organization was implemented and a restructuring charge of $1.4 million was recorded in 1995 for employee severance costs. The impairment of distribution allowances resulted from lower cash flows related to the distribution of products to the retail grocery trade. Due to increased competitive activity in the frozen dessert category, the Company experienced increased selling costs associated with the sale of hardpack yogurt products within the retail grocery trade during 1995 compared to 1994.

The impairment charges for loans relates to the receivables from franchisees and Mid-America Dairymen, Inc. The Company's estimated future cash receipts on certain receivables from franchisees are less than the original terms; thus requiring an impairment charge. As previously discussed, Mid-America Dairymen, Inc. purchased the rights for the exclusive manufacturing and distribution of the "TCBY"(Registered) refrigerated yogurt line throughout the United States in April, 1995. The Company received cash proceeds of $1.2 million upon closing and a receivable of $10.6 million as consideration in the transaction. Payments on the receivable are primarily based on volumes of yogurt sold by Mid-America Dairymen, Inc. with certain required payments regardless of volume. The receivable represented the net present value of the mi nimum required payments over the term of the agreement at the time the transaction was
consummated.       Subsequently,    the   sales    of    the
"TCBY"(Registered) refrigerated yogurt line and related cash payments have been less than anticipated due to a very competitive environment in the refrigerated yogurt industry. The Company has agreed to waive minimum required payments for a period of time, and accordingly provided an impairment allowance related to the receivable based on management's best estimate of future discounted cash flows.

Interest expense  increased approximately  $504,000 in  1995
compared to 1994.   This  increase is due  to an  additional
$7.5 million  borrowing  in  November 1994  related  to  the expansion of  the  Company's manufacturing  facility  and  a
slight increase  in the  average interest  rate paid.    The
increase  in  interest  expense   is  partially  offset    by
capitalized interest cost of $177,000 in 1995 in association with expansion of the Company's manufacturing facility.

Income tax benefit or expense as a percentage of pre-tax loss or income changed slightly to 33.4 percent in 1995 from
33.3 percent in 1994.


LIQUIDITY AND CAPITAL RESOURCES

The Company has historically generated cash from operations sufficient to meet its normal operating requirements. Cash provided by operating activities amounted to $18 .9 million in 1996 compared to $8.6 million in 1995 and $4.5 million in 1994. The increase in 1996 resulted primarily from improvements in operating results and cash received from tax refunds, disposals of assets held for sale, and reductions in inventories and receivables. The increase in 1995 resulted primarily from the reduction of receivables and lower investments in distribution allowances.

On November 30,  1996 and  1995, working  capital was  $33.9 million and $36.7 million, respectively. The current ratio for 1996 was 4.1 to 1 compared to 3.5 to 1 for 1995.

The Company's cash and short-term investments increased approximately $4.8 million in 1996. This increase resulted primarily from (i) the net income for 1996; (ii) cash from the disposal of assets held for sale; and (iii) receipt of federal tax refunds from 1995 tax benefits. These increases were partially offset by purchases of treasury stock totalling $4.5 million and cash dividends of 20 cents per share or $5.0 million paid in 1996.

On September 11, 1996, the  Company purchased the assets  of
two  Phoenix,   Arizona-based   companies   which   together
constitute a  two-unit  juice  bar concept  known  as  Juice
Works(Registered) for $1 million in cash.

Long-term debt repayments exceeded long-term debt proceeds by $3.2 million in 1996 and 1995. Long-term debt proceeds exceeded long-ter m debt repayments by $5.4 million in 1994. In November, 1994, the Company received $7.5 million in loan proceeds to finance the expansion of the Company's manufacturing facility in Dallas, Texas. The $7.5 million was borrowed under an unsecured note and was in addition to existing debt with the same bank.

Cash generated from operations has been used to finance all capital expenditures with the exception of the plant expansion during 1995. Purchases of property, plant, and equipment amounted to $2.4 million, $9.9 million, and $11.4 million in 1996, 1995, and 1994, respectively. The Company had no material commitments for capital expenditures at November 30, 1996. The Company has budgeted approximately $2.4 million for capital expenditures in 1997. It is expected that operating cash flows will be used to finance these capital expenditures, although certain equipment may be acquired through capital leases. In addition, from time to time the Company may evaluate and make acquisitions. Any acquisition may require the use of operating cash flows, short or long term financing, issuance of equity, or other financing sources in order to consummate such acquisition or to fund operating and capital expenditures of any acquired business.

Cash provided by operating activities has also been used by the Company in the past to provide financing to franchisees for the purpose of acquiring equipment and other fixed assets for the development or purchase of "TCBY"(Registered) stores. The principal collected on notes receivable primarily from franchisees exceeded origination of notes receivable by $1,564,000, $2,101,000, and $848,000 in 1996,
1995, and 1994, respectively. The Company will make available additional financing for franchisees meeting certain criteria totaling up to $2.5 million during 1997.

The Company's foreseeable cash needs for operations and capital expenditures are expected to be met through cash flows from operations; however, the Company has available a $5 million unsecured credit line to meet seasonal cash needs.

In December 1995, the Company was authorized to repurchase up to three million shares of its outstanding common stock. Repurchases in 1996 totaled just over one million shares and were funded with cash flows as noted above. Future repurchases will be funded with cash flows from operations or long-term financing.

Cash dividends of 20 cents per share were paid to stockholders during 1996, 1995, and 1994. The Company will consider adjustments to the dividend rate after giving consideration to return to stockholders, profitability expectations, financing and cash needs of the Company, and other factors.

From time to time, the Company may publish forward-looking statements relating to certain matters including anticipated financial performance, business prospects, the future opening of new units, anticipated capital expenditures, and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of that safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. In addition, the Company disclaims any intent or obligation to update those forward-looking statements.