Form 10-K405, Exhibit 13
period 1996-11-30
TCBY ENTERPRISES INC
filed 1997-02-24
CIK 740693

Report  of Ernst &  Young LLP,  Independent
Auditors

The Board of Directors and Stockholders
TCBY Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of TCBY Enterprises, Inc. and subsidiaries as of November 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is t o express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TCBY Enterprises, Inc. and subsidiaries at November 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1995 the Company changed its method of accounting for the impairment of notes receivable and long-lived assets.



/s/Ernst & Young LLP
_______________________

Ernst & Young LLP
January 9, 1997
Little Rock, Arkansas



                           TCBY Enterprises, Inc.

                        Consolidated Balance Sheets

                                                               November 30
                                                           1996          1995
                                                      __________________________
Assets
Current assets:
  Cash and cash equivalents                           $ 14,919,008 $  5,565,654
  Short-term investments                                 4,252,552    8,824,163
  Receivables:
    Trade accounts                                       8,620,498   10,114,935
    Notes                                                2,429,967    2,918,762
    Allowance for doubtful accounts and impaired notes  (1,187,628)  (1,592,607)
                                                      __________________________
                                                         9,862,837   11,441,090
  Refundable income taxes                                  332,873    4,418,936
  Deferred income taxes                                  1,451,190    2,463,089
  Inventories                                           11,321,751   12,920,468
  Prepaid expenses and other assets                      1,742,801    2,098,366
  Assets held for sale                                     822,583    3,625,375
                                                      __________________________
Total current assets                                    44,705,595   51,357,141

Property, plant, and equipment:
  Land                                                   2,866,820    2,866,820
  Buildings                                             23,581,923   23,402,389
  Furniture, vehicles, and equipment                    49,073,757   47,325,993
  Leasehold improvements                                 3,511,509    3,214,117
  Construction in progress                                       -       31,483
  Allowances for depreciation                          (35,694,982) (31,130,608)
                                                      __________________________
                                                        43,339,027   45,710,194

Other assets:
  Notes receivable, less current portion (less allowance
  for doubtful and impaired notes of $8,494,396 in 1996
  and $9,585,410 in 1995)                                6,131,070    7,035,259
Intangibles (less amortization of $1,731,199 in 1996
  and $1,514,068 in 1995)                                4,485,689    3,517,942
Other                                                    3,807,066    4,004,707
                                                      __________________________
                                                        14,423,825   14,557,908
                                                      __________________________
Total assets                                          $102,468,447 $111,625,243
                                                      ==========================

See accompanying notes.




                                                               November 30
                                                           1996          1995
                                                      _________________________
Liabilities and stockholders' equity
Current liabilities:
  Accounts payable                                    $  1,906,568 $  2,455,127
  Accrued expenses                                       5,699,381    9,041,380
  Current portion of long-term debt                      3,171,448    3,171,448
                                                      __________________________
Total current liabilities                               10,777,397   14,667,955


Long-term debt, less current portion                     9,469,456   12,640,904


Deferred income taxes                                    3,001,101    2,137,617


Commitments and contingencies


Stockholders' equity:
  Preferred Stock, par value $.10 per share, authorized
    2,000,000 shares                                             -            -
  Common Stock, par value $.10 per share, authorized
    50,000,000 shares; issued 27,062,345 shares
    in 1996 and 1995                                     2,706,235    2,706,235
  Additional paid-in capital                            25,547,184   25,547,184
  Retained earnings                                     65,165,190   63,661,235
                                                      __________________________
                                                        93,418,609   91,914,654
  Less treasury stock, at cost (2,424,769 shares
  in 1996 and 1,387,069 shares in 1995)                (14,198,116)  (9,735,887)
                                                      __________________________
Total stockholders' equity                              79,220,493   82,178,767
                                                      __________________________
Total liabilities and stockholders' equity            $102,468,447 $111,625,243
                                                      ==========================

See accompanying notes.






                           TCBY Enterprises, Inc.

                    Consolidated Statements of Operations

                                                    Year Ended November 30
                                             1996          1995         1994
                                         _______________________________________
Sales                                    $ 82,964,258 $109,808,283 $140,444,739
Cost of sales                              53,548,245   65,710,499   82,546,965
                                         _______________________________________
Gross profit                               29,416,013   44,097,784   57,897,774

Franchising revenues:
  Initial franchise and license fees        2,439,125    1,590,510    1,342,311
  Royalty income                           10,400,873   10,171,075   10,684,055
                                         _______________________________________
                                           12,839,998   11,761,585   12,026,366
                                         _______________________________________
                                           42,256,011   55,859,369   69,924,140
Operating expenses:
  Selling, general, and administrative
  expenses                                 32,513,196   59,771,433   57,369,942
  Provision for doubtful accounts and
  impaired notes                               88,205   12,572,172    1,469,630
  Impairment of long-lived assets                   -   15,946,090            -
  Restructuring charges                             -    1,400,000            -
                                         _______________________________________
                                           32,601,401   89,689,695   58,839,572
                                         _______________________________________
Income (loss) from operations               9,654,610  (33,830,326)  11,084,568
Other income (expense):
  Interest expense                           (961,154)  (1,121,995)    (618,121)
  Interest income                           1,147,484      969,652    1,070,029
  Other income (expense)                      168,669    1,911,884     (217,332)
                                         _______________________________________
                                              354,999    1,759,541      234,576
                                         _______________________________________
Income (loss) before income taxes          10,009,609  (32,070,785)  11,319,144

Income tax expense (benefit):
  Current                                   1,585,861   (3,982,309)     (96,144)
  Deferred                                  1,875,383   (6,715,618)   3,863,276
                                         _______________________________________
                                            3,461,244  (10,697,927)   3,767,132
                                         _______________________________________
Net income (loss)                        $  6,548,365 $(21,372,858)$  7,552,012
                                         =======================================
Net income (loss) per share              $        .26 $       .(83)$        .30
                                         =======================================
Average shares outstanding                 25,156,994   25,602,375   25,523,436
                                         =======================================

See accompanying notes.




                                         TCBY Enterprises, Inc.

                                       Consolidated Statements of
                                          Stockholders' Equity

                                                      Additional
                                    Common Stock        Paid-in    Retained    Treasu
                                 Shares    Par Value    Capital    Earnings      Stoc
                             ________________________________________________________
Balance at December 1, 1993    26,804,385  2,680,439  24,255,981  87,705,993  (9,411,
  Exercise of stock options,
   including tax benefit of
   $47,575                        106,948     10,694     584,450           -
  Cash dividends--$.20 per share        -          -           -  (5,104,421)
  Net income                            -          -           -   7,552,012
                             ________________________________________________________
Balance at November 30, 1994   26,911,333  2,691,133  24,840,431  90,153,584  (9,411,
  Exercise of stock options,
   including tax benefit of
   $18,991                        151,012     15,102     706,753           -
  Cash Dividends--$.20 per share        -          -           -  (5,119,491)
  Purchase of treasury stock-
   -70,000 shares                       -          -           -           -    (324,
  Net loss                              -          -           - (21,372,858)
                             ________________________________________________________
Balance at November 30, 1995   27,062,345 $2,706,235 $25,547,184 $63,661,235  (9,735,
  Cash Dividends--$.20 per share        -          -           -  (5,044,410)
  Purchase of treasury stock-
   1,037,700 shares                     -          -           -           -  (4,462,
  Net income                            -          -           -   6,548,365
                             ________________________________________________________
Balance at November 30, 1996   27,062,345 $2,706,235 $25,547,184 $65,165,190$(14,198,
                             ========================================================

See accompanying notes.






                           TCBY Enterprises, Inc.

                   Consolidated Statements of Cash Flows

                                                    Year Ended November 30
                                             1996          1995         1994
                                         _______________________________________
Operating activities
Net income (loss)                        $  6,548,365 $(21,372,858)$  7,552,012
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Depreciation                              5,156,622   10,880,350    8,862,307
  Amortization of intangibles                 217,131      599,053      611,847
  Provision for doubtful accounts and
  impaired notes                               88,205   12,572,172    1,469,630
  Provision of impairment of long-lived
    assets                                          -   15,946,090            -
  Restructuring charges                             -    1,400,000            -
  Deferred income taxes (benefits)          1,875,383   (6,715,618)   3,863,276
  (Gain) loss on sales of property and
    equipment                                 (43,531)     (66,721)     266,128
  Gain on sale of product line                      -   (2,370,046)           -
  Changes in operating assets and
      liabilities:
    Receivables                               937,579    3,099,232   (4,945,720)
    Inventories                             1,608,413      413,853   (2,144,953)
    Prepaid expenses                          357,870     (708,548)     487,653
    Distribution allowances                         -     (919,585) (11,640,511)
    Assets held for disposal                2,413,438            -            -
    Intangibles and other assets             (391,497)     731,254     (803,749)
    Accounts payable and accrued
      expenses                             (3,926,558)  (2,019,140)   1,891,738
    Income taxes                            4,086,063   (2,917,273)  (1,014,269)
                                         _______________________________________
Net cash provided by operating
    activities                             18,927,483    8,552,215    4,455,389

Investing activities
  Purchases of property, plant, and
    equipment                              (2,403,694)  (9,883,365) (11,391,402)
  Purchase of business, net of cash
    acquired                                 (952,800)           -            -
  Proceeds from sales of property and
    equipment                                 325,122      161,360      352,338
  Origination of notes receivable            (334,551)    (453,892)  (1,309,698)
  Principal collected on notes
    receivable                              1,898,270    2,554,787    2,157,468
  Purchases of short-term investments      (1,457,224)  (7,498,206) (12,111,419)
  Proceeds from maturity of short-term
    investments                             6,028,835   13,887,222   11,724,529
  Proceeds from sale of product line                -    1,200,000            -
                                         _______________________________________
Net cash provided by (used in)
  investing activities                      3,103,958      (32,094) (10,578,184)

Financing activities
  Proceeds from long-term borrowings                -            -    7,500,000
  Proceeds from sale of Common Stock                -      721,855      595,144
  Dividends paid                           (5,044,410)  (5,119,491)  (5,104,421)
  Treasury stock transactions              (4,462,229)    (324,688)           -
  Principal payments on long-term debt     (3,171,448)  (3,170,261)  (2,096,884)
                                         _______________________________________
Net cash (used in) provided by
  financing activities                    (12,678,087)  (7,892,585)     893,839
                                         _______________________________________
Increase (decrease) in cash and cash
  equivalents                               9,353,354      627,536   (5,228,956)
Cash and cash equivalents at beginning
  of year                                   5,565,654    4,938,118   10,167,074
                                         _______________________________________
Cash and cash equivalents at end of year $ 14,919,008  $ 5,565,654 $  4,938,118
                                         =======================================

See accompanying notes.




                          TCBY Enterprises, Inc.

                 Notes to Consolidated Financial Statements

                           November 30, 1996

1.  Accounting Policies

Principles of Consolidation

The consolidated financial  statements include the  accounts
of the  Company  and its  wholly  owned subsidiaries.    All
significant intercompany accounts and transactions have been eliminated in consolidation.

Description of Business

The Company manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt and ice cream, and novelty frozen food products through Company-owned and franchised retail stores ("TCBY"(Registered stores), non-traditional locations (e.g., airports, schools, hospitals, convenience stores, and travel plazas), and the retail grocery trade (e.g., grocery stores and wholesale clubs). In addition, the Company manufactures and sells equipment related to the foodservice industry and develops locations under the Juice Works(Registered) brand.

The following summarizes the number of "TCBY"(Registred) and Juice Works(Registred) locations:



                                                                 November 30
                                                             1996   1995   1994
                                                            ____________________
 Franchised or licensed                                      1,399  1,405  1,386
 Company-owned                                                   2     42     96
 Non-traditional                                             1,297  1,273  1,319
                                                            ____________________
                                                             2,698  2,720  2,801
                                                            ====================


Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short-term Investments

Short-term investments consist of certificates of deposit and other income producing non-equity securities with an original maturity of greater than three months and less than one year. These investments are recorded at cost which approximates market value and are intended to be held to maturity.




                             TCBY ENTERPRISES, Inc.

                Notes to  Consolidated Financial  Statements
(continued)

1.  Accounting Policies (continued)

Inventories

Inventories are carried at the lower of cost or market. The cost of food products is generally based on the latest invoice cost, while other inventory cost is determined on a first-in, first-out basis.

Receivables

A majority of the Company's trade accounts receivable are due from customers throughout the United States and internationally in the food products segment. In addition, the Company from time to time extends credit in the form of notes receivable to franchisees. During 1996 and 1995, the Company extended credit of approximately $257,000 and $1,483,000, respectively, to finance the sale of certain "TCBY"(Registered) Company-owned stores.

Notes receivable from franchisees are primarily collateralized by equipment located in "TCBY"(Registered) stores. Most of these notes receivable are intended to be paid over five years and bear interest at market rates. Notes receivable are placed on a non-accrual status when the collectibility of principal or interest becomes uncertain.

In 1995, the Company adopted Financial Accounting Standards Board Statement ("Statement") No. 114, "Accounting by Creditors for Impairment of a Loan". Under Statement No. 114, the allowance for credit losses related to notes receivable that are identified for evaluation in accordance with the Statement is based on discounted cash flows using the note's initial effective interest rate or the fair value, net of estimated selling costs, of the collateral for certain collateral dependent notes. Prior to 1995, the allowance for credit losses related to these notes was based on undiscounted cash flows or the fair value of the collateral for collateral dependent notes.

At November 30, 1996 and 1995, the recorded investment in notes considered to be impaired under Statement No. 114 was $12,542,000 and $13,362,000, respectively. The entire 1996 balance and $13,027,000 of the 1995 balance were impaired notes which had allowances for credit losses of $9,435,000 and $10,469,000, respectively. The 1995 balance included $335,000 of impaired notes which as a result of write-downs did not have an allowance for credit losses. The impairment losses are recorded in the food products segment. The average recorded investment in impaired notes during the years ended November 30, 1996 and 1995 was approximately $12,901,000 and $6,667,000, respectively. For the years ended November 30, 1996 and 1995, the Company recognized interest income on impaired notes of $1,000 and $32,000, respectively, using the cash basis method of income recognition. The notes considered to be impaired at November 30, 1996 and 1995, include the note receivable from Mid-America Dairymen, Inc. (See Note 11.)




                           TCBY Enterprises, Inc.

               Notes  to Consolidated  Financial  Statements
(continued)


1.  Accounting Policies (continued)

The following presents changes in the allowance for doubtful accounts and impaired notes:





                                             1996         1995         1994
                                         _______________________________________
Balance at December 1                    $ 11,178,017  $ 1,278,384  $ 2,168,490
  Provision for doubtful accounts and
    impaired notes                             88,205   12,572,172    1,469,630
  Charge-offs                              (1,586,704)  (2,824,072)  (2,401,418)
  Recoveries                                    2,506      151,533       41,682
                                         _______________________________________
Balance at November 30                   $  9,682,024  $11,178,017  $ 1,278,384
                                         =======================================





Long-Lived Assets

Property, plant, and  equipment is recorded  at cost and  is depreciated by the straight-line method for financial reporting purposes over the estimated useful lives of the individual assets. For tax reporting purposes, accelerated cost recovery depreciation methods are used.

Intangibles include the cost in excess of net assets of businesses acquired, trademarks, and non-compete agreements. These intangibles are being amortized over the estimated future periods benefited, ranging from 3 to 40 years.
During 1995, intangibles related to "TCBY"(Registered) Company-owned stores and Carlin Manufacturing were written off. (See Notes 11 and 12.)

During 1995, the Company adopted Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also requires that impairment losses be recorded on long-lived assets to be disposed of when the carrying value of the asset exceeds the fair value (usually based on discounted cash flows) less the estimated selling costs. (See Note 12.)




                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
(continued)

1.  Accounting Policies (continued)

Revenue Recognition

Franchising revenues consist of initial franchise and license fees and royalty income. Initial franchise and license fees are recognized as revenue when the Company has substantially completed its obligations under the franchise or license agreement. Royalty income is earned on sales by franchisees and is recognized as revenue when the related sales are made.

The Company  recognizes  revenue  from  product  sales  upon
shipment  or,  for  sales  by  Company-owned  stores,   when
purchased by customers.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Income (Loss) Per Share

Net income (loss) per share is based on the average number of common shares outstanding during each year. The dilutive effect of stock options is insignificant.

Fair Value of Financial Instruments

The carrying amount of financial instruments including cash and cash equivalents, short-term investments, accounts and notes receivable, and accounts payable approximates fair value at November 30, 1996, because of the relatively short maturity of these instruments or valuation allowances which have been recorded to report the balances at fair value. The carrying amount of long-term debt also approximates fair value due to its variable interest rate which is adjusted every 30 to 180 days depending upon certain elections made by the Company.

Fiscal Year

The Company's fiscal year is the twelve months ending on November 30. All references to years in these notes to consolidated financial statements represent fiscal years ending November 30. In 1997, the Company will change to a fiscal year consisting of 52 or 53 weeks, ending on the Sunday nearest November 30.

Stock-Based Compensation

Statement No. 123, "Accounting for Stock-Based Compensation", permits stock compensation cost to be measured using the intrinsic value method or the fair value method. The Company will continue to use the intrinsic value method of accounting as prescribed by Accounting
Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"; however, expanded disclosure of the impact of the fair value method will be provided in the footnotes to the 1997 financial statements as required by Statement No. 123. The Company's existing stock option plans have no intrinsic value at grant date, and no compensation cost has been recognized for them (Note 8).

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Inventories

Inventories consisted of the following:


                                                              November 30
                                                           1996          1995
                                                      __________________________
Manufacturing materials and supplies                  $  3,326,392  $  4,449,940
Finished yogurt and other food products                  3,415,298     4,203,058
Equipment and other products                             4,580,061     4,267,470
                                                      __________________________
                                                      $ 11,321,751  $ 12,920,468
                                                      ==========================




                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
(continued)

3.  Long-Term Debt

Long-term debt consisted of the following:


                                                              November 30
                                                           1996          1995
                                                      __________________________
Unsecured notes payable                               $ 12,640,904  $ 15,812,352
Less current portion                                     3,171,448     3,171,448
                                                      __________________________
                                                      $  9,469,456  $ 12,640,904
                                                      ==========================


The notes are unsecured and bear interest at the bank's base rate less 0.75% or at a match-funding rate of the adjusted Eurodollar rate plus 1.0%. The interest rate at November 30, 1996 was 6.53125% for both notes. The notes are due in monthly installments of approximately $264,000 plus interest and mature on June 1, 2000 and December 31, 2001. The loan agreement requires, among other things, a fixed charge coverage ratio of greater than 1.25 to 1.0 be maintained. This ratio is defined as the sum of net income and non-cash charges adjusted for extraordinary and nonrecurring items divided by the sum of the current portion of long-term debt, cash dividends paid, and capital expenditures incurred to maintain or replace existing property, plant, and equipment. The Company was in compliance with these covenants at November 30, 1996.

Annual maturities of long-term debt total $3,171,448 in 1997 through 1999, $2,301,819 in 2000, and $824,741 in 2001.



                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
(continued)

3.  Long-Term Debt (continued)

In connection with the construction of certain property, the Company capitalized interest costs of approximately $177,000 in 1995. No interest was capitalized in 1996 and 1994. During 1996, 1995, and 1994, the Company paid interest of approximately $961,000, $1,299,000, and $631,000, respectively.

4.  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                              November 30
                                                           1996          1995
                                                      __________________________
Deferred tax assets:
  Impairment allowance on fixed assets                $   893,874  $ 1,563,460
  Allowance for doubtful accounts and impaired notes      260,145      753,693
  Accrued expenses related to assets held for sale        383,733      669,002
  Accrued rent                                            108,304      189,526
  Other                                                 2,027,618    1,894,158
                                                      __________________________
Total deferred tax assets                               3,673,674    5,069,839

Deferred tax liabilities:
  Tax over book depreciation                            3,260,914    2,736,595
  Other                                                 1,962,671    2,007,772
                                                      __________________________
Total deferred tax liabilities                          5,223,585    4,744,367
                                                      __________________________
Net deferred tax (liabilities) assets                 $(1,549,911) $   325,472
                                                      ==========================

Significant components of the provision (benefit) for income taxes are as follows:

                                                    Year ended November 30
                                             1996          1995         1994
                                         _______________________________________
Current:
  Federal                                $ 1,420,321  $ (3,894,150) $   (81,245)
  State                                      165,540       (88,159)     (14,899)
                                         _______________________________________
Total current                              1,585,861    (3,982,309)     (96,144)

Deferred                                   1,875,383    (6,715,618)   3,863,276
                                         _______________________________________
                                         $ 3,461,244  $(10,697,927) $ 3,767,132
                                         =======================================





                             TCBY Enterprises, Inc.

            Notes to Consolidated Financial Statements (continued)

4.  Income Taxes (continued)

The reconciliation of income tax (benefit) computed at the United States federal statutory rate to income tax (benefit) is:

                                                    Year ended November 30
                                             1996          1995         1994
                                        ________________________________________
Income tax (benefit) at the
  federal statutory rate                $  3,403,267  $(10,904,067) $ 3,861,700
State income taxes, net of
  federal benefit                            (28,430)      (58,185)      (9,833)
Other, net                                    86,407       264,325      (84,735)
                                        ________________________________________
Total income tax (benefit)              $  3,461,244  $(10,697,927) $ 3,767,132
                                        ========================================

The Company made income tax payments of approximately $1,105,000, $25,000, and $871,000 in 1996, 1995, and 1994, respectively.

5.  Accrued Expenses

Accrued expenses consisted of the following:

                                                              November 30
                                                           1996         1995
                                                      __________________________

  Rent                                                $   960,371  $ 1,547,372
  Compensation                                          2,219,160    3,355,348
  Other                                                 2,519,850    4,138,660
                                                      __________________________
                                                      $ 5,699,381  $ 9,041,380
                                                      ==========================



Accrued expenses at November 30, 1996 and 1995 include  $1.3 million and  $3.5 million,  respectively, of  costs  related
primarily  to  the  Company's  restructuring  and  sale   of
"TCBY"(Registered) Company-owned stores.






                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
(continued)

6.  Lease Commitments

In 1996, 1995, and 1994, rent expense totaled approximately $2,884,000, $5,020,000, and $5,083,000, respectively. The future minimal rental commitments for all non-cancelable operating leases with initial or remaining terms in excess of one year are as follows: 1997--$2,690,000; 1998--$2,250,000; 1999--$1,948,000; 2000--$1,359,000;
2001--$1,271,000; and thereafter--$5,273,000.

Certain of the leases relating to Company-owned stores are renewable for substantially the same rentals for up to five additional years. The rental commitments (net of subleases) for Company-owned stores closed in conjunction with the Company's decision to no longer operate "TCBY"(Registered) stores (see Note 12) totaled approximately $315,000 at November 30, 1996 and are excluded from the future minimum commitments as this amount was accrued in 1995. The future minimum rental commitments for stores, which total approximately $4,161,000, relate primarily to the remaining Company-owned stores and stores sold where the lease commitment has been assumed by the buyer but the Company remains on the lease as a responsible party. These future commitments are expected to be offset by future minimum rentals to be received under non-cancelable subleases of approximately $3,700,000.

The lease commitments also include a lease for the corporate headquarters which was renegotiated effective January 1, 1997 with a new 10-year term. The base rent escalates three percent annually and the lease contains a 10-year renewal option at the rental rate effective at the end of the initial term. The rate would continue to increase three percent annually during the renewal period.

7.  Contingencies

A purported investor in a former franchisee has claimed approximately $26 million in trebled damages plus costs and prejudgement interest from the former franchisee for alleged fraudulent acts. The compensatory damages requested are $8.7 million. The Company has also been named in this suit as a defendant and has cross-claimed the former franchisee. The Company believes the plaintiff's claims against the Company to be without merit, and the Company is vigorously contesting the suit to the extent the pace of the litigation allows.



                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
(continued)

7.  Contingencies (continued)

Other than as set forth above, there is no material litigation pending against the Company. Various legal and administrative proceedings are pending against the Company which are incidental to the business of the Company. The ultimate legal and financial liability of the Company in connection with such proceedings and that discussed above
cannot  be  estimated  with  certainty,  but   the  Company
believes, based upon its examination of these matters, its experience to date, and its discussions with legal counsel, that resolution of these proceedings will have no material adverse effect upon the Company's financial condition, either individually or in the aggregate; of course, any substantial loss pursuant to any litigation might have a material adverse impact upon results of operations in the quarter or year in which it were to be incurred, but the Company cannot estimate the range of any reasonably possible loss.

8.  Employee Benefit Plans

The Company's 1984, 1989, and 1992 Stock Option Plans, as amended, along with the 1992 Non-employee Director Stock Option Plan, made available options for the purchase of up to 4,869,960 shares of the Company's Common Stock to certain officers and employees. The option prices are to be no less than the fair market value of the Common Stock on the date of grant. The options are generally exercisable in four equal installments, beginning one year after the date of grant. As of November 30, 1996, outstanding option prices range from $4.00 to $17.19 per share and the options expire on various dates from May 1997 to April 2006.

The following summarizes the option transactions under the plans for 1996 and 1995:


                                    Shares Under Option Aggregate Option Price
                                ________________________________________________
                                    1996      1995          1996         1995
                                ________________________________________________
Outstanding at beginning of
  year                           2,055,263  1,643,898   $13,011,827   $10,929,936
    Granted                        810,000    810,511     3,736,250     4,302,715
    Exercised                           -    (151,012)           -      (702,864)
    Terminated                    (467,575)  (248,134)   (3,137,973)   (1,517,960)
                                 ________________________________________________
Outstanding at end  of year      2,397,688   2,055,263   $13,610,104   $13,011,827
                                 ================================================
Reserved for future grant         917,516    759,941
                                ======================
Exercisable at end of year        773,271    620,162
                                ======================





                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
(continued)

8.  Employee Benefit Plans (continued)

The Company maintains a pre-tax savings plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code (the "Plan"). Employees who have completed one year of service with the Company, are over the age of 21, and fulfill the statutory minimum hours of service (1,000) during the plan year are eligible to participate in the Plan. Under the Plan, employees are eligible to contribute up to the lesser of 15% of compensation or the statutory limit, with the Company matching 50% of the first 5% of compensation contributed by the employee. The Company's matching portion of employee contributions resulted in expense of approximately $213,000, $257,000, and $210,000, in 1996, 1995, and 1994, respectively.

9.  Certain Transactions

In 1996, 1995, and 1994, the Company paid gross billings totaling approximately $75,000, $180,000, and $195,000, respectively, to a marketing consulting firm whose chief executive officer is a shareholder and director of the Company.

In 1996, 1995, and 1994, the Company recorded sales totaling
approximately    $437,000,    $440,000,    and     $447,000,
respectively, to a foodservice distributor whose chief executive officer is a director of the Company.

On October 2, 1995, nine Company-owned stores were sold to franchisee groups which included a shareholder and director of the Company. The gross sales price of $1,065,000 was financed with promissory notes. The outstanding balance on these notes was $1,001,000 at November 30, 1996.

The notes are payable in periodic installments including interest. In addition, the franchisee groups manage seven additional stores and receive $130,000 annually for these services; the Company retains ownership of these stores for research and development and training purposes. These stores are all classified as licensed units in Note 1.




                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
(continued)

10.  Operations by Industry Segment

Financial information for each of the Company's segments is set forth below:


                               Food
                             Products      Equipment        Other       Total
                           _____________________________________________________
1996
____
Net sales and franchising
  revenues                   $ 80,117,290  $ 14,651,976 $   1,034,990 $ 95,804,256
Income (loss) from
  operations                   18,973,050        841,617   (10,160,057)   9,654,610
Identifiable assets            63,557,411     15,678,242    23,232,794  102,468,447
Capital expenditures            2,153,862         61,155       188,677    2,403,694
Depreciation                    4,157,198        224,227       775,197    5,156,622

1995
____
Net sales and franchising
  revenues                 $106,156,236  $ 14,425,426 $     988,206 $121,569,868
Loss from operations        (19,995,402)   (2,306,930)  (11,527,994) (33,830,326)
Identifiable assets          69,329,346    16,907,595    25,388,302  111,625,243
Capital expenditures          9,485,393       138,564       259,408    9,883,365
Depreciation                  9,370,086       543,982       966,282   10,880,350

1994
____
Net sales and franchising
  revenues                 $134,379,486  $ 17,198,176  $    893,443 $152,471,105
Income (loss) from
  operations                   18,695,987        154,897    (7,766,316)  11,084,568
Identifiable assets            96,219,172     18,953,812    27,107,103  142,280,087
Capital expenditures            9,452,681      1,538,922       399,799   11,391,402
Depreciation                    7,291,780        444,398     1,126,129    8,862,307

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



                             TCBY Enterprises, Inc.

                Notes  to Consolidated Financial  Statements
(continued)

10.  Operations by Industry Segment (continued)

Substantially all frozen yogurt products sold to domestic "TCBY"(Registered) traditional stores are distributed exclusively by ProSource Distribution Services ("ProSource"), a foodservice distributor. Sales by the Company's manufacturing subsidiary to ProSource totaled approximately $43.2 million, $45.6 million, and $49.0 million in 1996, 1995, and 1994, respectively. Approximately $2.4 million and $2.1 million were receivable from ProSource as of November 30, 1996 and 1995, respectively.

11.  Acquisition/Disposition

On September 11, 1996, the Company acquired certa in assets of Whatever Works Inc. and Juice Works International Franchise Corporation (collectively "Juice Works"), a Phoenix-based juice bar concept, for a purchase price of $1 million. The acquisition was accounted for as a purchase and the results of operations of Juice Works from the date of acquisition are reflected in the consolidated statement of operations of the Company. The results of operations of Juice Works prior to its acquisition by the Company were not significant. Goodwill of approximately $867,000 associated with the purchase is being amortized on a straight-line basis over 20 years.

In April 1995, the Company sold the rights for the exclusive manufacturing and distribution of the "TCBY"(Registered) refrigerated yogurt product line throughout the United States to Mid-America Dairymen, Inc., who previously co-packed these products for the Company. The Company's sales of these products were approximately $23.0 million and $5.3 million for 1994 and the first quarter of 1995, respectively.

The term of the agreement is 15 years during which time Mid-America Dairymen, Inc. is permitted to distribute these products, as well as develop additional refrigerated dairy items under the "TCBY"(Registered) brand. The Company has continued to manufacture and distribute "TCBY"(Registered) brand hardpack frozen yogurt products through the retail grocery trade.

The sale of the product line r esulted in an after-tax gain of approximately $1.6 million, or $.06 per share, in the second quarter of 1995. Under the terms of the agreement, inventories and distribution allowances related to the "TCBY"(Registered) refrigerated yogurt product line were transferred to Mid-America Dairymen, Inc. The Company received cash proceeds of $1.2 million upon closing and a receivable of $10.6 million as consideration in the transaction. Payments on the receivable are primarily based on volumes of yogurt sold by Mid-America Dairymen, Inc. with certain required payments regardless of volume. The receivable represented the net present value of the minimum required payments over the term of the agreement at the time the transaction was consummated. Subsequently, the sales of the "TCBY"(Registered) refrigerated yogurt line and related cash payments have been less than anticipated due to a very competitive environment in the refrigerated yogurt industry. Mid-America



                             TCBY Enterprises, Inc.

                Notes  to Consolidated Financial  Statements
(continued)

11.  Acquisition/Disposition

Dairymen, Inc. has introduced new products and is developing additional products to introduce in the future in an attempt to increase sales. However, the Company has agreed to waive minimum required payments for a period of time, and accordingly has provided an impairment allowance related to the receivable based on management's best estimate of future discounted cash flows.

12.  Restructuring

During the fourth quarter of 1995, the Company decided to franchise or close most of its "TCBY"(Registered) Company-owned stores (food products segment) and divest Carlin Manufacturing (equipment segment) located in Fresno, California. The "TCBY"(Registered) Company-owned stores held for sale or disposal had a carrying value of $11.2 million prior to recording an impairment loss of $9.1 million in the fourth quarter of 1995. The loss includes future lease commitments, taxes, and other closing costs of $2.0 million. During 1996, the Company paid $.9 million in connection with the settlement of these liabilities and expects to pay additional amounts in future years until future lease commitments expire. These "TCBY"(Registered) Company-owned stores had sales of approximately $18.1 million in 1995 and incurred a direct operating loss of approximately $4.0 million, excluding any benefit realized by the Company on manufacturing the yogurt products. During 1996, the Company franchised or obtained operating agreements for all but one "TCBY"(Registered) Company-owned unit.

Carlin Manufacturing had a carrying value of $4.1 million prior to recording an impairment loss (including estimated
selling costs)  of $1.3  million in  the   fourth  quarter of
1995. Carlin is expected to be disposed of in 1997. Carlin incurred pre-tax operating losses of approximately $.6 million and $1.0 million in 1996 and 1995, respectively.

During the fourth quarter of 1995, the Company recorded additional impairment losses of approximately $5.6 million on assets used in operations of the food products segment primarily related to distribution allowances associated with the retail hardpack product line and "TCBY"(Registered) Company-owned stores held for use in operations. The total carrying value of these assets was $8.1 million prior to recording the impairment loss.

Primarily due to the divestiture of "TCBY"(Registered) Company-owned stores, the Company implemented a restructuring of its organization in the fourth quarter of 1995. The Company recorded a charge of $1.4 million for severance costs to be paid in fiscal 1996 related to the restructuring. The Company has paid severance costs of approximately $1.1 million in 1996 related to this restructuring with the remaining costs expected to be paid in 1997.



                             TCBY Enterprises, Inc.

                Notes  to Consolidated Financial  Statements
(continued)

13.  Quarterly Results of Operations (Unaudited)

Financial  results  by  quarter   for  1996  and  1995   are
summarized below:





                                                 Quarters
                            _____________________________________________________
                                First       Second          Third        Fourth
                           _____________________________________________________
1996
____

Sales                           $ 15,052,899  $24,578,698  $26,075,002 $ 17,257,659
Gross profit                       5,600,913    8,832,947    9,347,348    5,634,805
Franchising revenues               2,224,754    3,366,342    4,146,177    3,102,725
Net income (loss)                   (504,677)   2,453,221    3,755,387      844,434
Net income (loss) per share          $  (.02)     $   .10       $  .15      $   .03
Average shares outstanding        25,563,836   25,282,552   25,036,405   24,745,128

1995
____

Sales                           $ 26,036,075  $29,558,113  $35,176,849 $ 19,037,246
Gross profit                      10,209,741   13,357,605   14,536,706    5,993,732
Franchising revenues               1,916,684    3,219,663    4,061,961    2,563,277
Net (loss) income                 (4,435,290)   2,440,098    2,188,584  (21,566,250)
Net (loss) income per share          $  (.17)     $   .10       $  .09      $  (.84)
Average shares outstanding        25,595,638   25,556,636   25,585,110   25,672,737



CORPORATE INFORMATION

TCBY ENTERPRISES, INC.

Corporate Offices
TCBY Enterprises, Inc.
1100 TCBY Tower, 425 West Capitol Avenue
Little Rock, Arkansas 72201
(501)688-8229

Independent Auditors
Ernst & Young LLP
Little Rock, Arkansas

Transfer Agent and Registrar
Wachovia Bank & Trust Company N.A.
P.O. Box 3001, 301 North Church
Winston-Salem, NC 27101
1-800-633-4326

Investor Relations
Stacy L. Duckett
Vice President

Form 10-K
The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission for the year ended November 30, 1996, will be sent without charge to each stockholder upon written request to the Corporate Communications Department at the Corporate offices.

Business
TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the largest manufacturer-franchisor of frozen yogurt in the world. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.

Annual Meeting
The Annual  Meeting  of Stockholders  of  TCBY  Enterprises,
Inc., will be held at 10:00 a.m., April 17, 1997, at the Statehouse Convention Center in Little Rock, Arkansas.

Common Stock
The Company's Common Stock is  traded on the New York  Stock
Exchange under the  symbol TBY.   The  following table  sets
forth, for the periods indicated, the high and low composite sales prices.





Fiscal 1996                                                 High         Low
_______________________________________________________________________________
First Quarter                                             $4 1/2       $3 7/8
Second Quarter                                             5            4 1/8
Third Quarter                                              4 7/8        3 3/4
Fourth Quarter                                             4 5/8        4

Fiscal 1995                                                 High         Low
_______________________________________________________________________________
First Quarter                                             $6          $5
Second Quarter                                             5 1/2        4 1/8
Third Quarter                                              6 1/2        4 5/8
Fourth Quarter                                             5 7/8        4 1/4





As of November 30, 1996, there were 5,210 shareholders of record of the Company's Common Stock and 27,062,345 shares issued.

Dividend Policy
The Company will consider adjustments to the dividend rate after giving consideration to return to stockholders, profitability expectations, financing and cash needs of the Company, and other factors. See Note 3 to Consolidated Financial Statements.





Dividends Per Share                                         1996         1995
______________________________________________________________________________
First Quarter                                               $.05         $.05
Second Quarter                                               .05          .05
Third Quarter                                                .05          .05
Fourth Quarter                                               .05          .05
                                                            ____         ____
  Total                                                     $.20          .20
                                                            ====         ====

TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA

TCBY ENTERPRISES, INC.

($000, Except Per Share Amounts)

                              1996      1995      1994      1993      1992
                             __________________________________________________
Sales                        $ 82,964  $109,808  $140,445   $109,525  $107,633
Franchising revenues          12,840    11,762    12,026    10,952    11,063
Net (loss) income              6,548   (21,373)    7,552     6,409     5,073
Total assets                 102,468   111,625   142,280    128,691   131,925
Long-term debt                 9,469    12,641    15,910    11,487    14,799
Per share:
  Net (loss) income            $ .26     $(.83)    $ .30     $ .25     $ .20
  Cash dividends                 .20       .20       .20       .20       .20
  Total stockholders' equity    3.22      3.20      4.23      4.13      4.09





                              1991      1990      1989      1988      1987
                            __________________________________________________
Sales                       $116,679  $134,832  $131,730   $87,995  $ 58,767
Franchising revenues          12,231    16,475    19,593    14,482    12,664
Net (loss) income              8,017    19,950    29,493    19,794    13,012
Total assets                 134,806   141,537   133,559    92,649    64,017
Long-term debt                17,330    19,696    21,258    14,034     5,461
Per share:
  Net (loss) income            $ .31     $ .75     $1.10     $ .75     $ .49
  Cash dividends                 .35       .18       .07       .02       ---
  Total stockholders' equity    4.10      4.15      3.69      2.62      1.88