Form 10-K405, Exhibit 13
period 1997-11-30
TCBY ENTERPRISES INC
filed 1998-02-25
CIK 740693

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS


Results of Operations
1997 Compared to 1996

The Company's total sales for 1997 increased nine percent from sales in 1996. As described below, the Company has experienced improved sales in the specialty products and equipment distribution categories. These increases are partially offset by decreased sales by Company-owned stores due to the franchising of these stores during 1996; the divestiture of Carlin Manufacturing in July, 1997; and decreased sales to traditional "TCBY"(Registered) stores. The Company's total sales excluding "TCBY"(Registered) Company-owned units and Carlin Manufacturing increased 15 percent in 1997 compared to 1996. The following table sets forth sales by category within the Company's primary segments (food products and equipment) of operation:


(dollars in thousands)
                                      1997                1996                  1995
                                  Sales     %         Sales      %          Sales    %
                                 ______   ____       _______   ____        _______  ____
Food Products:
______________
 "TCBY"(Registered) frozen products
  sales for distribution
  to "TCBY"(Registered)
  locations                    $ 47,851    53%     $ 49,705     60%      $ 51,003    46%
 Sales of specialty products     25,103    28        14,973     18         25,327    23
 Retail sales by Company-
  owned stores                      680     1         2,599      3         18,065    17
                               ________   ____     ________    ____      ________   ____
                                 73,634    82        67,277     81         94,395    86

Equipment:
 Sales by the Company's
  equipment distributor          14,624    16        11,779     14         10,783    10
 Sales of manufactured
  specialty vehicles              1,228     1         2,874      4          3,642     3
                               ________   ____     ________    ____      ________   ____
                                 15,852    17        14,653     18         14,425    13
Other                             1,092     1         1,034      1            988     1
                               ________   ____     ________    ____      ________   ____

Total Sales                    $ 90,578   100%     $ 82,964    100%      $109,808   100%
                               ========   ====     ========    ====      ========   ====




Sales from the Company's food products segment include (i) wholesale sales of frozen yogurt and ice cream products to ProSource Distribution Services ("ProSource") and to other foodservice distributors, which distribute yogurt and other products to "TCBY"(Registered) stores and non-traditional locations, and sales to international master franchisees of frozen yogurt products and proprietary ingredients for the manufacture of frozen yogurt products in the countries that produce locally, (ii) sales of "TCBY"(Registered) frozen packaged products and other specialty dairy food products to customers including supermarkets, convenience stores, dairies, foodservice distributors, club stores, and private label suppliers, and (iii) retail sales of yogurt, juices, and related food items by Company-owned stores.

Wholesale sales of frozen yogurt and ice cream products decreased four percent in 1997 compared to 1996. The decrease is attributed primarily to a reduction in the number of domestic traditional "TCBY"(Registered) stores in operation and a decline in yogurt purchased by operating stores during 1997 compared to 1996. This decrease was partially offset by increased purchases by "TCBY"(Registered) non-traditional locations. The Company continues to develop additional "TCBY"(Registered) non-traditional locations with over 300 "TCBY"(Registered) locations under agreement for development at November 30, 1997. Most of the "TCBY"(Registered) locations under development will be co-branded locations with petroleum or other food operations.

The following table sets forth "TCBY"(Registered) and  Juice
Works(Registered) location activity for 1997 and 1996:


                                      Company                        Non-
                         Franchised    Owned    International    Traditional      Total
                           Stores      Stores     Locations       Locations      Locations
                         __________   _______   _____________    ___________     _________
Locations Open at
 December 1, 1995         1,218          42        187             1,273          2,720
  Opened                     38           1         75               322            436
  Closed                    (88)         (1)       (61)             (308)          (458)
  Net Stores Purchased
   (Sold) Between Fran-
   chisees & Company         30         (40)        --                10             --
                         _______      ______    ______           _______        ________
Locations Open at
 November 30, 1996        1,198           2        201             1,297          2,698
  Opened                     47           1         52               350            450
  Closed                   (132)         --        (24)             (184)          (340)
  Net Stores Purchased
   (Sold) Between Fran-
   chisees & Company         (3)         (1)        --                 4             --
                         _______      ______    ______           _______        ________
Locations Open at
 November 30, 1997        1,110           2        229             1,467          2,808
                         =======      ======    ======           =======        ========


During 1997, significantly more "TCBY"(Registered) non-traditional locations than traditional locations opened. While the Company has placed and continues to place emphasis upon both traditional and non-traditional locations, the Company has experienced more non-traditional development in the last two years. The Company believes this trend will continue in 1998. While different in size and character, each "TCBY"(Registered) location is treated the same in the site evaluation process, and the Company intends to avoid approving the placement of a new "TCBY"(Registered) location, be it traditional or non-traditional , so close to any existing "TCBY"(Registered) location that sales of the two locations would be materially impacted. The non-traditional locations include sites at airports, travel plazas, colleges, hospitals, theme parks, stadiums, and locations in conjunction with petroleum stores and other food concepts (co-branded locations). The majority of the 350 non-traditional openings in 1997 were "TCBY"(Registered) co-branded locations. The Company's current experience is that the volume of yogurt and ice cream at co-branded locations will exceed that of other types of non-traditional locations with the exception of airports. During 1997, 184 non-traditional locations were closed. These locations generally purchased low volumes of product from the Company. The Company expects that there may be additional closings of low volume non-traditional locations as they are not efficient for the Company to service or the customer to operate. During 1997, a total of 132 TCBY franchised stores were closed by franchisees. Each TCBY store closed is the result of the franchisee's evaluation of its financial condition, cash flow, lease expiration, profitability, and store operations, among other things. Of the 132 locations closed, 64 operated for a portion of 1997, with the remainder having originally closed for relocation in prior years. Included in the franchised and Company-owned store information are 111 and 147 "TCBY"(Registered) stores closed for relocation or for the season at November 30, 1997 and 1996, respectively.

Average store sales (the average of sales by domestic traditional stores open the entire year) for Company-owned and franchised "TCBY"(Registered) stores were $207,000 in 1997 and 1996. The restaurant industry continues to be highly competitive. The Company is continuing its efforts to improve store sales through television advertising campaigns, menu extensions, local media advertising, store decor upgrades, and relocations. Even with the successful implementation of these programs, store sales may decline and store closings may continue.

Sales of specialty products increased 68 percent in 1997 as compared to 1996. A majority of this increase is attributed to increased sales of private label products. The Company has pursued private label opportunities to utilize available capacity at its manufacturing facility in Dallas. Sales improvements have also occurred due to the introduction of new "TCBY"(Registered) novelty products primarily through club stores.

Retail sales by Company-owned stores declined in 1997 due to the Company's implementation during 1996 of its decision to franchise or close most of its "TCBY"(Registered)
Company-owned stores. The Company took this action as it believed the stores could operate more effectively with local ownership.

Sales in the Company's equipment segment include (i) sales from the distribution of equipment to the foodservice industry and (ii) sales of manufactured mobile kitchens and other specialty vehicles primarily to businesses and governments.

Sales in the equipment segment increased eight percent in 1997 as compared to the prior year. This improvement in sales is primarily due to the opening of non-traditional "TCBY"(Registered) locations, some of which purchased a portion of their original equipment packages from the Company's equipment distributor. The increase was partially offset by decreased sales by the Company's equipment manufacturer. In July, 1997, the Company sold a portion of the equipment manufacturer's assets to a company controlled by the subsidiary's president. The assets sold included certain inventory, plant equipment, furniture and fixtures, and intangibles. The transaction was partially financed by the Company. The Company retained certain inventory items which will be marketed with the assistance of the new company. In addition, the real property was retained by the Company and leased to the purchaser.

As a percent of sales, cost of sales for 1997 and 1996 for the Company and its two primary segments are presented below:


                                            ___________________
                                              1997       1996
                                            ___________________
       Food Products Segment                   65%        63%
       Equipment Segment                       78%        76%
       Company Total                           67%        65%



The increase in the food products segment cost of sales percentage is due to a number of factors including the Company's decision to franchise or close most of its "TCBY"(Registered) Company-owned stores. These stores had a lower cost of sales percentage than the other categories of the food products segment noted above. Therefore, as such stores were sold or closed, cost of sales as a percent of sales increased in the food products segment.

In addition, sales of specialty products, which generally have a higher cost of sales percentage than the other food segment categories, were a larger component of the food products segment sales during 1997 compared to the prior year. (See earlier discussion related to these sales increases.) Cost of sales during 1997 have been favorably impacted by a decrease in dairy prices which are a major component of the Company's cost of sales. Although dairy prices are beyond the Company's control, the Company's dairy costs in 1998 are not expected to be materially different than the average cost over the last few years.

The change in the equipment segment's cost of sales percentage results from increased sales of new location equipment packages which include large items with lower margins than other sales components of the equipment segment.

Franchising revenues consist of initial franchise and license fees and royalty income. In 1997, initial franchise and license fees increased 37 percent while royalty income was flat compared to the prior year. The improvement in franchise and license fees resulted primarily from increased initial international franchise fees, increased development of "TCBY"(Registered) non-traditional locations, and Juice Works(Registered) locations. The flat royalty income is primarily attributable to a decrease in domestic royalties resulting from the decrease in the number of traditional "TCBY"(Registered) stores and the decline in frozen products purchased by the operating stores. This decrease was offset by the increase in the number of non-traditional locations and expanded distribution in international markets.

Five percent of combined sales and franchising revenues were generated from international activity in 1997 and 1996. Operating expenses decreased five percent in 1997 compared to 1996. The decrease relates to reduced operating expenses of corporate stores due to the franchising or closing of these units as discussed above. As a percentage of combined sales and franchising revenues, operating expenses were 30 percent and 34 percent for 1997 and 1996, respectively. The Company expects that the current operating expense level will be maintained throughout 1998. The Company incurred limited expenses during 1997 related to the modification of computer programs to ensure proper recognition of the year 2000. Many of the Company's financial applications have been modified by third party vendors and are year 2000 compliant. The expense to convert the Company's remaining systems will not be material and the conversion should be substantially completed during 1998.

Interest expense  decreased approximately  $201,000 in  1997
compared to 1996.   This  decrease is due  to reductions  in
outstanding debt.

Income tax expense  as a  percentage of  pre-tax income  was
34.5 percent and 34.6 percent in 1997 and 1996, respectively. Assuming no significant change in federal and state tax laws, the Company expects its future tax rate to approximate the 1997 rate. Deferred tax assets of $2.8 million are expected to be realized through the offset of existing taxable temporary differences.


1996 Compared to 1995

The Company's total sales for 1996 decreased 24 percent from sales in 1995. As described below, the decrease in sales was primarily related to strategic decisions implemented during 1995 including the franchising or closing of most "TCBY"(Registered) Company-owned stores, the sale of the rights for manufacturing and distribution of "TCBY"(Registered) refrigerated yogurt products, and the Company's decision to focus on geographic regions where hardpack products can be delivered and marketed in a more efficient manner. While the actions did result in a decline in sales, they contributed to improved operating results in 1996.

Wholesale sales of frozen products decreased three percent compared to 1995. This decrease was attributed primarily to a reduction in the number of domestic traditional "TCBY"(Registered) stores (Company-owned and franchised) in operation and a decline in yogurt purchased by operating stores during 1996 compared to 1995. These reductions were partially offset by increased purchases of frozen yogurt products by "TCBY"(Registered) non-traditional locations during 1996 compared to 1995.

Included in the franchised store information are 147 and 135 "TCBY"(Registered) stores closed for relocation or for the season at November 30, 1996 and 1995, respectively. During 1996, opportunities developed in locations where "TCBY"(Registered) products were utilized with other brands such as in petroleum stores or with other food concepts. Locations developed in conjunction with petroleum stores were a majority of the 322 non-traditional openings in 1996. During 1996, the Company closed 308 "TCBY"(Registered) non-traditional locations. These locations generally purchased low volumes of yogurt from the Company.

Sales of yogurt to the retail grocery trade decreased 41 percent during 1996 as compared to 1995. A portion of the decline resulted from the Company's sale in April 1995 of the rights for the exclusive manufacturing and distribution of the "TCBY"(Registered) refrigerated yogurt products throughout the United States to Dairy Farmers of America (formerly Mid-America Dairymen, Inc.), who co-packed these products for the Company. The Company's sales of refrigerated yogurt products totaled approximately $5.3 million in 1995. The Company has continued the distribution of hardpack frozen yogurt products to the retail grocery trade. However, during the fourth quarter of 1995, the
Company began to focus on geographic regions where the hardpack products can be delivered and marketed in a more efficient manner. This action improved operating results but resulted in lower sales of hardpack yogurt products to the retail grocery trade in 1996.

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

Average  store  sales   for  Company-owned  and   franchised
"TCBY"(Registered)  stores   decreased  two   percent   from
$212,000 in 1995 to $207,000 in 1996.

During 1996, the Company continued its implementation of the "TCBY"(Registered) Treats concept. The "TCBY"(Registered) Treats concept features "TCBY"(Registered) soft serve frozen yogurt, but adds "TCBY"(Registered) hand-dipped frozen yogurt, hand-dipped premium ice cream, and Paradise Ice(Trademark) shaved ice. As of November 30, 1996, 581 existing stores had converted or were in the process of converting to the concept. The "TCBY"(Registered) Treats concept is generally required for new and relocated locations.

Sales in the equipment segment increased two percent during 1996 over the prior year. The increase in sales during 1996 was attributable to increased sales at the Company's equipment distributor due to the opening of non-traditional "TCBY"(Registered) locations, some of which purchased a portion of their original equipment packages from the Company. The increase in sales for the equipment distributor was partially offset by decreased orders for specialty vehicles at the Company's equipment manufacturer.

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



The increase in the overall cost of sales to sales ratio for 1996 was attributed to a number of factors including the
Company's  decision  to  franchise  or  close  most  of  its
"TCBY"(Registered)    Company-owned     stores.          The
"TCBY"(Registered) Company -owned stores had a lower cost of sales to sales ratio than the overall ratio for the food products segment. Therefore, as such stores were sold or closed, the cost of sales to sales ratio increased. In addition, milk prices, which represent a major component of the Company's cost of sales at its production facility, increased during 1996 compared to 1995. Milk prices rose as a result of lower milk production primarily due to extremely high feed prices and strong consumer demand for dairy products.

Franchising revenues consist of initial franchise and license fees and royalty income. In 1996, initial franchise and license fees increased 53 percent and royalty income increased two percent from 1995. The increase in franchise and license fees resulted primarily from increased domestic franchise fees, which were due to the expansion into convenience stores operated in association with national petroleum companies. The increase in royalty income related to the growth in the number of franchises operated by petroleum companies and their dealers or distributors, international development, and from the franchising of stores that were previously operated by the Company.

Five percent of combined sales and franchising revenues were generated from international activity in 1996 compared to three percent in 1995.

Operating expenses decreased 64 percent in 1996 compared to 1995. These decreases were attributable to several factors including: (i) the Company's adoption of several new accounting standards during the fourth quarter of 1995 including Financial Accounting Standards Board Statement ("Statement") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and Statement No. 114 "Accounting by Creditors for Impairment of a Loan". The adoption of the new standards resulted in pre-tax charges of $27.6 million in 1995; (ii) a reduction in depreciation and amortization during 1996 due to the reduction in the basis of various assets associated with the adoption of Statement No. 121; (iii) a reduction during 1996 in selling and marketing costs associated with the refrigerated yogurt line sold in April 1995 and the Company's decision in late 1995 to focus distribution of its hardpack frozen yogurt products to the retail grocery trade in geographic regions where the products can be delivered and marketed in a more efficient manner; (iv) a reduction in expenses related to operation of "TCBY"(Registered) Company-owned stores due to the franchising or closing most of these stores during 1996, as discussed above; and (v) a restructuring of the Company's organization in the fourth quarter of 1995, which included a charge of $1.4 million for employee severance costs. Operating expenses, as a percentage of combined sales and franchising revenues, were 34 percent and 74 percent for 1996 and 1995, respectively.

Operating expenses, as a percentage of combined sales and franchising revenues, were 51 percent in 1995, excluding the impact of the adoption of new accounting standards as discussed above.

The provision for doubtful accounts and impaired notes decreased 99 percent in 1996 compared to 1995. The decrease in 1996 was attributable to significant provisions made in 1995 relating to the adoption of Statement No. 114.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically generated cash from operations sufficient to meet its normal operating requirements. Cash provided by operating activities amounted to $17.1 million in 1997 compared to $18.9 million in 1996 and $8.6 million in 1995. The decrease in 1997 results primarily from a tax refund of approximately $4.1 million and the proceeds of sales of assets of approximately $2.4 million in 1996 which did not reoccur in 1997. The increase in 1996 resulted primarily from improvements in operating results and cash received from tax refunds, disposals of assets held for sale, and reductions in inventories and receivables.

The following summarizes statistics related to the Company's financial position:


                                      1997           1996
                                   __________________________
Current Ratio                      4.0 to 1.0      4.1 to 1.0
Working Capital (in millions)        $34.5           $33.9
Long-Term Debt to Equity Ratio     .08 to 1.0      .12 to 1.0
Tangible Net Worth (in millions)     $73.1           $74.7



The Company's cash and short-term investments increased approximately $2.9 million in 1997. This increase resulted primarily from improved operating activities.

Long-term debt repayments was reduced by $3.2 million in 1997, 1996, and 1995.

Cash ge nerated from operations has been used to finance all capital expenditures. Purchases of property, plant, and equipment amounted to $1.9 million, $2.4 million, and $9.9 million in 1997, 1996, and 1995, respectively. The Company had no material commitments for capital expenditures at November 30, 1997. The Company estimates $2 to $3 million for capital expenditures in 1998. It is expected that operating cash flows will be used to finance these capital expenditures, although certain equipment may be acquired through capital leases. In addition, from time to time the Company may evaluate and make acquisitions. Any acquisition may require the use of operating cash flows, short or long term financing, issuance of equity, or other financing sources in order to consummate such acquisition or to fund operating and capital expenditures of any acquired business.

Cash provided by operating activities has also been used by the Company in the past to provide financing to franchisees for the purpose of acquiring equipment and other fixed assets for the development or purchase of stores. The principal collected on notes receivable primarily from franchisees exceeded origination of notes receivable by approximately $1,410,000, $1,564,000, and $2,101,000 in
1997, 1996, and 1995, respectively.

The Company's foreseeable cash needs for operations and capital expenditures are expected to be met through cash flows from operations; however, the Com pany has available a $5 million unsecured credit line to meet seasonal cash needs.

In December 1995, the Company was authorized to repurchase up to three million shares of its outstanding common stock. Subsequently, repurchases have totaled 2,128,200 shares with 1,090,500 shares purchased in 1997. The repurchases were funded with cash flows from operations. In December, 1997, the Company was authorized to repurchase an additional two million shares of its outstanding common stock. Future repurchases may be funded with cash flows from operations or long-term financing.

Cash dividends of 20 cents per share were paid to stockholders during 1997, 1996, and 1995. The Company will consider adjustments to the dividend rate after giving consideration to return to stockholders, profitability expectations, financing and cash needs of the Company, and other factors.

Any forward-looking statements contained herein with respect to earnings, revenues, and operating expenses are based on certain assumptions regarding the economy, competition, costs of raw materials, unit openings and closings, sales volumes per unit and other manufacturing opportunities, no changes in governmental regulation of the food industry, and no material event which would impact the reputation of the Company's manufacturing facility or the Company's ability to utilize that facility. Should the Company's performance differ materially from the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward- looking statements. Thus, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.