Form 10-K405, Exhibit 13
period 1997-11-30
TCBY ENTERPRISES INC
filed 1998-02-25
CIK 740693

Report  of Ernst &  Young LLP,  Independent Auditors

The Board of Directors and Stockholders
TCBY Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of TCBY Enterprises, Inc. and subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TCBY Enterprises, Inc. and subsidiaries at November 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP
January 13, 1998
Little Rock, Arkansas




                                                            1

                           TCBY Enterprises, Inc.

                        Consolidated Balance Sheets


                                                               November 30
                                                           1997          1996
                                                      __________________________
Assets
Current Assets:
  Cash and cash equivalents                           $ 19,693,693 $ 14,919,008
  Short-term investments                                 2,406,045    4,252,552
  Receivables:
    Trade accounts                                       8,750,207    8,620,498
    Notes                                                2,127,328    2,429,967
    Allowance for doubtful accounts and impaired notes    (833,447)  (1,187,628)
                                                      __________________________
                                                        10,044,088    9,862,837
  Refundable income taxes                                   12,472      332,873
  Deferred income taxes                                  1,086,406    1,451,190
  Inventories                                           10,679,231   11,321,751
  Prepaid expenses and other assets                      1,549,643    1,742,801
  Assets held for sale                                     754,652      822,583
                                                      __________________________
Total Current Assets                                    46,226,230   44,705,595

Property, Plant, and Equipment:
  Land                                                   2,866,820    2,866,820
  Buildings                                             23,753,155   23,581,923
  Furniture, vehicles, and equipment                    49,987,506   49,073,757
  Leasehold improvements                                 3,625,054    3,511,509
  Allowances for depreciation                          (39,891,253) (35,694,982)
                                                      __________________________
                                                        40,341,282   43,339,027

Other Assets:
  Notes receivable, less current portion (less allowance
  for doubtful and impaired notes of $7,741,180 in 1997
  and $8,494,396 in 1996)                                5,495,337    6,131,070
Intangibles (less amortization of $1,964,433 in 1997
  and $1,731,199 in 1996)                                4,326,193    4,485,689
Other                                                    2,875,354    3,807,066
                                                      __________________________
                                                        12,696,884   14,423,825
                                                      __________________________
Total Assets                                          $ 99,264,396 $102,468,447
                                                      ==========================

See accompanying notes.

                                                                             2

                                                               November 30
                                                           1997          1996
                                                      _________________________
Liabilities And Stockholders' Equity
Current Liabilities:
  Accounts payable                                    $  1,910,414 $  1,906,568
  Accrued expenses                                       6,612,146    5,699,381
  Current portion of long-term debt                      3,171,448    3,171,448
                                                      __________________________
Total Current Liabilities                               11,694,008   10,777,397


Long-Term Debt, less current portion                     6,298,008    9,469,456


Deferred Income Taxes                                    3,846,858    3,001,101


Commitments And Contingencies


Stockholders' Equity:
  Preferred Stock, par value $.10 per share, authorized
    2,000,000 shares                                             -            -
  Common Stock, par value $.10 per share, authorized
    50,000,000 shares; issued 27,095,620 shares in
    1997 and 27,062,345 shares in 1996                   2,709,562    2,706,235
  Additional paid-in capital                            25,761,424   25,547,184
  Retained earnings                                     69,216,099   65,165,190
                                                      __________________________
                                                        97,687,085   93,418,609
  Less treasury stock, at cost (3,515,269 shares
  in 1997 and 2,424,769 shares in 1996)                (20,261,563) (14,198,116)
                                                      __________________________
Total Stockholders' Equity                              77,425,522   79,220,493
                                                      __________________________
Total Liabilities And Stockholders' Equity            $ 99,264,396 $102,468,447
                                                      ==========================

See accompanying notes.

                                                                             3
                           TCBY Enterprises, Inc.

                    Consolidated Statements of Operations

                                                    Year Ended November 30
                                             1997          1996         1995
                                         _______________________________________
Sales                                    $ 90,577,654 $ 82,964,258 $109,808,283
Cost of sales                              60,398,466   53,548,245   65,710,499
                                         _______________________________________
Gross Profit                               30,179,188   29,416,013   44,097,784

Franchising revenues:
  Initial franchise and license fees        3,347,773    2,439,125    1,590,510
  Royalty income                           10,406,033   10,400,873   10,171,075
                                         _______________________________________
                                           13,753,806   12,839,998   11,761,585
                                         _______________________________________
                                           43,932,994   42,256,011   55,859,369
Operating expenses:
  Selling, general, and administrative
  expenses                                 30,925,889   32,513,196   59,771,433
  Provision for doubtful accounts and
  impaired notes                               48,705       88,205   12,572,172
  Impairment of long-lived assets                   -            -   15,946,090
  Restructuring charges                             -            -    1,400,000
                                         _______________________________________
                                           30,974,594   32,601,401   89,689,695
                                         _______________________________________
Income (Loss) From Operations              12,958,400    9,654,610  (33,830,326)
Other income (expense):
  Interest expense                           (759,766)    (961,154)  (1,121,995)
  Interest income                           1,209,393    1,147,484      969,652
  Other income                                148,029      168,669    1,911,884
                                         _______________________________________
                                              597,656      354,999    1,759,541
                                         _______________________________________
Income (Loss) Before Income Taxes          13,556,056   10,009,609  (32,070,785)

Income tax expense (benefit):
  Current                                   3,466,300    1,585,861   (3,982,309)
  Deferred                                  1,210,541    1,875,383   (6,715,618)
                                         _______________________________________
                                            4,676,841    3,461,244  (10,697,927)
                                         _______________________________________
Net Income (Loss)                        $  8,879,215 $  6,548,365 $(21,372,858)
                                         =======================================
Net Income (Loss) Per Share              $        .37 $        .26 $       .(83)
                                         =======================================
Average Shares Outstanding                 24,061,999   25,156,994   25,602,375
                                         =======================================

See accompanying notes.



                                         TCBY Enterprises, Inc.

                                       Consolidated Statements of
                                          Stockholders' Equity

                                                      Additional
                                    Common Stock        Paid-in    Retained    Treasury
                                 Shares    Par Value    Capital    Earnings      Stock        Total
                             __________________________________________________________________________
Balance at December 1, 1994    26,911,333 $2,691,133 $24,840,431 $90,153,584 $ (9,411,199) $108,273,949
  Exercise of stock options,
   including tax benefit of
   $18,991                        151,012     15,102     706,753           -            -       721,855
  Cash Dividends--$.20 per share        -          -           -  (5,119,491)           -    (5,119,491)
  Purchase of treasury stock-
   -70,000 shares                       -          -           -           -     (324,688)     (324,688)
  Net loss                              -          -           - (21,372,858)           -   (21,372,858)
                             __________________________________________________________________________
Balance at November 30, 1995   27,062,345  2,706,235  25,547,184  63,661,235   (9,735,887)   82,178,767
  Cash Dividends--$.20 per share        -          -           -  (5,044,410)           -    (5,044,410)
  Purchase of treasury stock-
   1,037,700 shares                     -          -           -           -   (4,462,229)   (4,462,229)
  Net income                            -          -           -   6,548,365            -     6,548,365
                             __________________________________________________________________________
Balance at November 30, 1996   27,062,345  2,706,235  25,547,184  65,165,190  (14,198,116)   79,220,493
  Exercise of stock options,
   including tax benefit of
   $42,592                         33,275      3,327     214,240           -            -       217,567
  Cash Dividends--$.20 per share        -          -           -  (4,828,306)           -    (4,828,306)
  Purchase of treasury stock-
   1,090,500 shares                     -          -           -           -   (6,063,447)   (6,063,447)
  Net income                            -          -           -   8,879,215            -     8,879,215
                             __________________________________________________________________________
Balance at November 30, 1997   27,095,620 $2,709,562 $25,761,424 $69,216,099 $(20,261,563)  $77,425,522
                             ==========================================================================

See accompanying notes.
                                                                         5






                           TCBY Enterprises, Inc.

                   Consolidated Statements of Cash Flows

                                                    Year Ended November 30
                                             1997          1996         1995
                                         _______________________________________
Operating Activities
Net income (loss)                        $  8,879,215 $  6,548,365 $(21,372,858)
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Depreciation                              4,915,965    5,156,622   10,880,350
  Amortization of intangibles                 264,022      217,131      599,053
  Provision for doubtful accounts and
  impaired notes                               48,705       88,205   12,572,172
  Provision for impairment of long-lived
    assets                                          -            -   15,946,090
  Restructuring charges                             -            -    1,400,000
  Deferred income taxes (benefits)          1,210,541    1,875,383   (6,715,618)
  Gain on sales of property and
    equipment                                 (51,144)     (43,531)     (66,721)
  Gain on sale of product line                      -            -   (2,370,046)
  Changes in operating assets and
      liabilities:
    Receivables                              (877,273)     937,579    3,099,232
    Inventories                               692,926    1,608,413      413,853
    Prepaid expenses                          193,158      357,870     (708,548)
    Distribution allowances                         -            -     (919,585)
    Assets held for disposal                        -    2,413,438            -
    Intangibles and other assets              579,951     (391,497)     731,254
    Accounts payable and accrued
      expenses                                916,611   (3,926,558)  (2,019,140)
    Income taxes                              320,401    4,086,063   (2,917,273)
                                         _______________________________________
Net Cash Provided By Operating
    Activities                             17,093,078   18,927,483    8,552,215

Investing Activities
  Purchases of property, plant, and
    equipment                              (1,869,282)  (2,403,694)  (9,883,365)
  Purchase of business, net of cash
    acquired                                        -     (952,800)           -
  Proceeds from sales of property and
    equipment                                 139,866      325,122      161,360
  Origination of notes receivable          (1,098,771)    (334,551)    (453,892)
  Principal collected on notes
    receivable                              2,508,921    1,898,270    2,554,787
  Purchases of short-term investments      (1,838,338)  (1,457,224)  (7,498,206)
  Proceeds from maturity of short-term
    investments                             3,684,845    6,028,835   13,887,222
  Proceeds from sale of product line                -            -    1,200,000
                                         _______________________________________
Net Cash Provided By (Used In)
  Investing Activities                      1,527,241    3,103,958      (32,094)

Financing Activities
  Proceeds from sale of Common Stock          217,567            -      721,855
  Dividends paid                           (4,828,306)  (5,044,410)  (5,119,491)
  Treasury stock transactions              (6,063,447)  (4,462,229)    (324,688)
  Principal payments on long-term debt     (3,171,448)  (3,171,448)  (3,170,261)
                                         _______________________________________
Net Cash Used In Financing Activities     (13,845,634) (12,678,087)  (7,892,585)
                                         _______________________________________
Increase In Cash And Cash Equivalents       4,774,685    9,353,354      627,536
Cash and cash equivalents at beginning
  of year                                  14,919,008    5,565,654    4,938,118
                                         _______________________________________
Cash And Cash Equivalents At End Of Year $ 19,693,693  $14,919,008 $  5,565,654
                                         =======================================


See accompanying notes.

                          TCBY Enterprises, Inc.

                 Notes to Consolidated Financial Statements

                           November 30, 1997

1.  Accounting Policies

Principles of Consolidation

The consolidated financial  statements include the  accounts
of the  Company  and its  wholly  owned subsidiaries.    All
significant intercompany accounts and transactions have been eliminated in consolidation.

Description of Business

The Company manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt and ice cream, and novelty frozen food products through Company-owned and franchised retail stores ("TCBY"(Registered) stores), non-traditional locations (e.g., airports, schools, hospitals, convenience stores, and travel plazas), and the retail grocery trade (e.g., grocery stores and wholesale clubs). In addition, the Company sells equipment related to the foodservice industry and develops locations under the Juice Works(Registered) brand.

The following summarizes the number of "TCBY"(Registered) and Juice Works(Registered) locations:


                                                               November 30
                                                           1997   1996   1995
                                                          ____________________
Franchised or licensed                                    1,339  1,399  1,405
 Company-owned                                                2      2     42
 Non-traditional                                          1,467  1,297  1,273
                                                          ____________________
                                                          2,808  2,698  2,720
                                                          ====================


Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Short-term Investments

Short-term investments consist of certificates of deposit and other income producing non-equity securities with an original maturity of greater than 90 days and less than one year. These investments are recorded at cost which approximates market value and are intended to be held to maturity.

                             TCBY ENTERPRISES, Inc.

                Notes to  Consolidated Financial  Statements
                               (continued)

1.  Accounting Policies (continued)

Inventories

Inventories  consist  primarily  of  yogurt  and  ice  cream
products   and    related   manufacturing   materials,   and
foodservice equipment. Inventories are carried at the lower of cost or market.

Receivables

A majority of the Company's trade accounts receivable are due from customers throughout the United States and internationally in the food products segment. In addition, the Company from time to time extends credit in the form of notes receivable to franchisees. During 1997 and 1996, the Company extended credit of approximately $70,000 and $257,000, respectively, to finance the sale of certain "TCBY"(Registered) and Juice Works(Registered) Company-owned stores.

Notes receivable from franchisees are primarily collateralized by equipment located in "TCBY"(Registered) stores. Most of these notes receivable are intended to be paid over five years and bear interest at market rates. Notes receivable are placed on a non-accrual status when the collectibility of principal or interest becomes uncertain.

In 1995, the Company adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" ("Statement No. 114"). Under Statement No. 114, the allowance for credit losses related to notes receivable that are identified for evaluation in accordance with the Statement is based on discounted cash flows using the note's initial effective interest rate or the fair value, net of estimated selling costs, of the collateral for certain collateral dependent notes. Prior to 1995, the allowance for credit losses related to these notes was based on undiscounted cash flows or the fair value of the collateral for collateral dependent notes.

At November 30, 1997 and 1996, the recorded investment in notes considered to be impaired under Statement No. 114 was $10,507,000 and $12,542,000, respectively. The entire 1997 and 1996 balances were  impaired notes which had  allowances
for   credit   losses   of   $8,492,000   and    $9,435,000,
respectively.   The impairment  losses are  recorded in  the
food products segment.   The average recorded investment  in
impaired notes during the years ended November 30, 1997  and
1996  was   approximately   $11,671,000   and   $12,901,000,
respectively. For the years ended November 30, 1997 and 1996, the Company recognized interest income on impaired
notes of $19,000  and   $1,000, respectively,  using the cash
basis method of income recognition. The notes considered to be impaired at November 30, 1997 and 1996, included the note
receivable  from   Dairy   Farmers  of   America   (formerly
Mid-America Dairymen, Inc.) (See Note 11.)

                           TCBY Enterprises, Inc.

               Notes  to Consolidated  Financial  Statements
                               (continued)


1.  Accounting Policies (continued)

The following presents changes in the allowance for doubtful accounts and impaired notes:


                                             1997         1996         1995
                                         _______________________________________
Balance at beginning of year             $  9,682,024  $11,178,017  $ 1,278,384
  Provision for doubtful accounts and
    impaired notes                             48,705       88,205   12,572,172
  Charge-offs                              (1,173,093)  (1,586,704)  (2,824,072)
  Recoveries                                   16,991        2,506      151,533
                                         _______________________________________
Balance at end of year                   $  8,574,627  $ 9,682,024  $11,178,017
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

During 1995, the Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" ("Statement No. 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also requires that impairment losses be recorded on long-lived assets to be disposed of when the carrying value of the asset exceeds the fair value (usually based on discounted cash flows) less the estimated selling costs. (See Note 12.)

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

Revenue Recognition (continued)

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

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share", which is required to be adopted by the Company in the reporting period ended March 1, 1998. At that time, the Company will be required to change the method currently used to compute
earnings per share and to restate all prior periods.   Under
the new  requirements  for calculating  basic  earnings  per
share,  the  dilutive  effect  of  stock  options  will   be
excluded.  The Company's earnings per share reported in 1997
and 1996 equate to  the basic   earnings per share  as common
stock equivalents were not material under the guidance of Accounting Principals Board Opinion No. 15, "Earnings Per
Share".   The  Company will  also  be required  to  disclose
diluted earnings per share which will not be materially different from 1997 and 1996 earnings per share as reported.

Fair Value of Financial Instruments

The carrying amount of financial instruments including cash and cash equivalents, accounts and notes receivable, and accounts payable approximates fair value at November 30, 1997, because of the relatively short maturity of these instruments or valuation allowances which have been recorded to report the balances at fair value. The carrying amount of long-term debt also approximates fair value due to its variable interest rate which is adjusted every 30 to 180 days depending upon certain elections made by the Company.

                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
                               (continued)

1.  Accounting Policies (continued)

Fiscal Year

Effective December 1, 1996,  the Company changed its  fiscal year end from November 30 to a 52 or 53 week year ending  on
the Sunday nearest November 30.   All general references  to
years relate to fiscal years unless otherwise noted.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Reporting

In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement No. 131"). Under the provisions of Statement No. 131, public business enterprises must report financial and descriptive information about its reportable segments. Management is currently studying and analyzing Statement No. 131 as well as the Company's operations to determine all of the Company's reportable segments. This statement will be effective for fiscal 1999.

Reclassification

Certain  amounts   in   the  1996   consolidated   financial
statements have  been reclassified  to conform  to the  1997 presentation.

2.  Inventories

Inventories consisted of the following:


                                                              November 30
                                                           1997          1996
                                                      __________________________
Manufacturing materials and supplies                  $  4,307,719  $  3,794,175
Finished yogurt and other food products                  2,929,034     2,947,515
Equipment and other products                             3,442,478     4,580,061
                                                      __________________________
                                                      $ 10,679,231  $ 11,321,751
                                                      ==========================

                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
                                (continued)

3.  Long-term Debt

Long-term debt consisted of the following:


                                                              November 30
                                                           1997          1996
                                                      __________________________
Unsecured notes payable                               $  9,469,456  $ 12,640,904
Less current portion                                     3,171,448     3,171,448
                                                      __________________________
                                                      $  6,298,008  $  9,469,456
                                                      ==========================



Two unsecured notes bear interest at the bank's base rate less 0.75% or at a match-funding rate of the adjusted Eurodollar rate plus 1.0%. The interest rate at November 30, 1997 was 6.9688% for both notes. The notes are due in monthly installments of approximately $264,000 plus interest and mature on June 1, 2000 and December 31, 2001. The loan agreement requires, among other things, a fixed charge coverage ratio of greater than 1.25 to 1.0 be maintained. This ratio is defined as the sum of net income and non-cash charges adjusted for extraordinary and nonrecurring items divided by the sum of the current portion of long-term debt, cash dividends paid, and capital expenditures incurred to maintain or replace existing property, plant, and equipment. The Company was in compliance with these covenants at November 30, 1997.

Annual maturities of long-term  debt are $3,171,448 in  1998 through 1999, $2,301,819 in 2000, and $824,741 in 2001.

The Company has available a $5 million unsecured credit line.

In connection with the construction of certain property, the Company capitalized interest costs of approximately $177,000 in 1995. No interest was capitalized in 1997 and 1996. During 1997, 1996, and 1995, the Company paid interest of approximately $760,000, $961,000, and $1,299,000, respectively.


                                                   12
                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
                               (continued)

4.  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                              November 30
                                                           1997          1996
                                                      __________________________
Deferred tax assets:
  Impairment allowance on fixed assets                $   811,158  $   893,874
  Accrued expenses related to assets held for sale        101,047      383,733
  Other accrued expenses                                  872,443      524,411
  Other                                                 1,063,130    1,871,656
                                                      __________________________
Total deferred tax assets                               2,847,778    3,673,674

Deferred tax liabilities:
  Tax over book depreciation                            4,182,635    3,260,914
  Other                                                 1,425,595    1,962,671
                                                      __________________________
Total deferred tax liabilities                          5,608,230    5,223,585
                                                      __________________________
Net deferred tax liabilities                          $(2,760,452) $(1,549,911)
                                                      ==========================



Significant components of the provision (benefit) for income taxes are as follows:


                                                    Year ended November 30
                                             1997          1996         1995
                                         _______________________________________
Current:
  Federal                                $ 3,443,225  $  1,420,321 $ (3,894,150)
  State                                       23,075       165,540      (88,159)
                                         _______________________________________
Total current                              3,466,300     1,585,861   (3,982,309)

Deferred                                   1,210,541     1,875,383   (6,715,618)
                                         _______________________________________
                                         $ 4,676,841  $  3,461,244 $(10,697,927)
                                         =======================================



                                                                 13

                             TCBY Enterprises, Inc.



                Notes  to Consolidated Financial  Statements
                              (continued)

4.  Income Taxes (continued)

The reconciliation of income tax (benefit) computed at the United States federal statutory tax rates to income tax
(benefit) is:


                                                    Year ended November 30
                                             1997          1996         1995
                                        ________________________________________
Income tax (benefit) at the
  statutory federal rate                $  4,644,620  $  3,403,267 $(10,904,067)
State income taxes, net of
  federal benefit                             14,999       (28,430)     (58,185)
Other, net                                    17,222        86,407      264,325
                                        ________________________________________
Total income tax (benefit)              $  4,676,841  $  3,461,244 $(10,697,927)
                                        ========================================



The  Company  made  income  tax  payments  of  approximately
$3,088,000, $1,105,000,  and  $25,000, in  1997,  1996,  and
1995, respectively.

5.  Accrued Expenses

Accrued expenses consisted of the following:


                                                              November 30
                                                           1997         1996
                                                      __________________________
  Rent                                                $   662,224  $   960,371
  Compensation                                          2,534,394    2,219,160
  Other                                                 3,415,528    2,519,850
                                                      __________________________
                                                      $ 6,612,146  $ 5,699,381
                                                      ==========================



Accrued expenses at November 30, 1997 and 1996 includes $1.0 million and  $1.3 million,  respectively, of  costs  related
primarily  to  the  Company's  restructuring  and  sale   of
"TCBY"(Registered) Company-owned stores.

6.  Lease Commitments

In 1997, 1996, and 1995, rent expense totaled approximately $1,775,000, $2,884,000, and $5,020,000, respectively. The future minimal rental commitments for all non-cancelable operating leases with initial or remaining terms in excess
of  one  year   are  as  follows:     1998--$2,380,000;
1999--$2,094,000;    2000--$1,521,000;     2001--$1,419,000;
2002--$1,208,000; and thereafter--$4,178,000.


                                                  14
                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
                               (continued)

6.  Lease Commitments (continued)

Certain of the leases relating to corporate stores are renewable for substantially the same rentals for up to five additional years. The rental commitments (net of subleases) for Company-owned locations closed in conjunction with the Company's decision to no longer operate "TCBY"(Registered) stores (see Note 12) totaled approximately $114,000 at November 30, 1997 and are excluded from the future minimum commitments as this amount was accrued in 1995. The future minimum rental commitments for stores, which total approximately $3,346,000, relate primarily to the remaining Company-owned stores and stores sold where the lease commitment has been assumed by the buyer but the Company remains on the lease as a responsible party. These future commitments are expected to be offset by future minimum rentals to be received under non-cancelable subleases of approximately $3,156,000 at November 30, 1997.

The lease commitments also include a lease for the corporate headquarters which was renegotiated effective January 1, 1997 with a new 10-year term. The base rent escalates three percent annually and the lease contains a 10-year renewal option at the rental rate effective at the end of the initial term. The rate would continue to increase three percent annually during the renewal period.

7.  Contingencies

A purported investor in a former franchisee has claimed approximately $26 million in trebled damages plus costs and prejudgement interest from the former franchisee for alleged fraudulent acts. The compensatory damages requested are $8.7 million. The Company was also named in this suit as a defendant. In April, 1997, summary judgment was granted by the trial court in favor of the Company on the basis that as a matter of law the Company could not be liable to the purported investor; the plaintiff has appealed the summary judgment order, and in response the Company will vigorously argue that the order should be upheld.

A customer for whom Americana Foods produces private label products has asserted a claim alleging damages due to production defects. Immediate and voluntary recalls of limited quantities of product were undertaken in 1997. The Company believes sufficient insurance coverage is in place to cover any potential damages over the uninsured portion which was accrued in fiscal 1997.

Other than as set forth above, there is no material litigation pending against the Company. Various legal and administrative proceedings are pending against the Company which are incidental to the business of the Company. The ultimate legal and financial liability of the Company in connection with such proceedings and that discussed above cannot be estimated with certainty, but the Company believes, based upon its examination of these matters, its experience to date, and its discussions with legal counsel, that resolution of these proceedings will have no material adverse effect upon the Company's financial condition, either individually or in the aggregate; of course, any substantial loss pursuant to any litigation might have a material adverse impact upon results of operation s in the quarter or year in which it were to be incurred, but the Company cannot estimate the range of any reasonably possible loss.


                                                 15
                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
                              (continued)

8.  Employee Benefit Plans


The Company's Stock Option Plans made available options for the purchase of up to 5,869,960 shares of the Company's Common Stock to certain officers, employees, and non-employee directors. The options are exercisable in one, two, or four equal annual installments, beginning six months or one year after the date of grant with a 10 year life.

The Company  has  elected to  follow  Accounting  Principals
Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations in accounting for its employee stock options versus the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"). Under APB No. 25, because the exercise price of the Company's employee stock opti ons equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.


Pro forma information regarding net income and earnings per share is required by Statement No. 123 and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value of these options was estimated at date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk free interest rates of 6.34% and 6.22%; dividend yields of 3.0% and 4.0%; volatility factors of the expected market price of the Company's common stock of .26 and .30; and the weighted-average expected life of four years.

For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over their respective vesting periods. The pro forma effects on reported net income and earnings per share assuming the Company had elected to account for its stock option grants in accordance with Statement No. 123 for the years ended November 30, 1997 and 1996, respectively, would have been net income of approximately $8,603,000 or $.36 per share and $6,447,000 or $.26 per share. Such pro forma effects are not necessarily indicative of the effect on future years.


                             TCBY Enterprises, Inc.

                Notes to  Consolidated Financial  Statements
                                (continued)

8.  Employee Benefit Plans (continued)

A summary of the Company's stock option activity, and related information for the years ended November 30 follows:


                                                                 Weighted
                                                                  Average
                                              Shares           Option Price
                                           Under Option         Per Share
                                         ____________________________________
Outstanding at December 1, 1994             1,643,898                 $6.65
  Granted                                     810,511                  5.31
  Exercised                                  (151,012)                 4.65
  Terminated                                 (248,134)                 6.12
                                         ____________________________________
Outstanding at November 30, 1995            2,055,263                  6.33
  Granted                                     810,000                  4.61
  Terminated                                 (467,575)                 6.71
                                         ____________________________________
Outstanding at November 30, 1996            2,397,688                  5.68
  Granted                                     958,500                  4.70
  Exercised                                   (33,275)                 5.26
  Terminated                                  (13,472)                 9.20
                                         ____________________________________
Outstanding at November 30, 1997            3,309,441                 $5.30
                                         ====================================



The numbers of shares exercisable as of November 30, 1997, 1996, and 1995 was 1,469,835; 773,271; and 620,162,
respectively. The weighted-average option prices for exercisable shares as of November 30, 1997, 1996, and 1995 was $5.84; $6.59; and $7.55, respectively. The weighted-average fair value of options granted in 1997 and 1996 was $1.07 and $1.04, respectively.

The  following  table   summarizes  information   concerning
outstanding and exercisable stock options as of November 30, 1997:


                                 Weighted
                                 Average     Weighted                 Weighted
                                Remaining    Average                  Average
   Range of         Options    Contractual   Exercise      Options    Exercise
Exercise Prices   Outstanding  Life (Years)   Price      Exercisable    Price
_______________   ___________  ___________   ________    ___________  ________
 $4.00-  7.75      3,248,490       7.42      $ 5.20       1,408,884    $ 5.63
  8.38- 18.13         60,951       1.90       10.61          60,951     10.61
                  ___________                            ___________
                   3,309,441                              1,469,835
                  ===========                            ===========





                             TCBY Enterprises, Inc.

                Notes  to Consolidated Financial  Statements
                              (continued)

8.  Employee Benefit Plans (continued)

The Company maintains a pre-tax savings plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code (the "Plan"). Employees who have completed one year of service with the Company, are over the age of 21, and fulfill the statutory minimum hours of service (1,000) during the plan year are eligible to participate in the Plan. Under the Plan, employees are eligible to contribute up to the lesser of 15% of compensation or the statutory limit, with the Company matching 50% of the first 5% of compensation contributed by the employee. The Company's matching portion of employee contributions resulted in expense of approximately $251,000, $213,000, and $257,000 in 1997, 1996, and 1995, respectively.

9.  Certain Transactions

In 1996 and 1995, the Company paid approximately $75,000 and $180,000, respectively, to a marketing consulting firm whose chief executive officer is a shareholder and director of the Company. There were no payments in 1997.

In 1997,  1996, and  1995, the  Company had  sales  totaling
approximately    $307,000,    $437,000,    and     $440,000,
respectively, to a foodservice distributor whose chief executive officer is a director of the Company.

On October 2, 1995, nine Company-owned stores were sold to franchisee groups which included a shareholder and director of the Company. The gross sales price of $1,065,000 was financed with promissory notes. The outstanding balance on these notes was $972,000 at November 30, 1997. The notes are payable in periodic installments including interest. In addition, the franchisee groups manage six additional stores and receive $130,000 annually for these services; the Company retains ownership of these stores for research and development and training purposes. These stores are all classified as licensed units in Note 1.


                             TCBY Enterprises, Inc.

                Notes  to Consolidated Financial  Statements
                               (continued)

10.  Operations by Industry Segment



Financial information for each of the Company's segments is set forth below:


                               Food
                             Products      Equipment        Other       Total
                           _____________________________________________________
1997
____
Net sales and franchising
  revenues                 $ 87,388,000  $ 15,851,821  $ 1,091,639 $104,331,460
Income (loss) from
  operations                 20,960,498       799,267   (8,801,365)  12,958,400
Identifiable assets          57,675,539    13,718,822   27,870,035   99,264,396
Capital expenditures          1,333,458        78,059      457,765    1,869,282
Depreciation                  3,891,182       287,381      737,402    4,915,965

1996
____
Net sales and franchising
  revenues                 $ 80,117,290  $ 14,651,976 $  1,034,990 $ 95,804,256
Income (loss) from
  operations                 18,973,050       841,617  (10,160,057)   9,654,610
Identifiable assets          63,557,411    15,678,242   23,232,794  102,468,447
Capital expenditures          2,153,862        61,155      188,677    2,403,694
Depreciation                  4,157,198       224,227      775,197    5,156,622

1995
____
Net sales and franchising
  revenues                 $106,156,236  $ 14,425,426 $    988,206 $121,569,868
Loss from operations        (19,995,402)   (2,306,930) (11,527,994) (33,830,326)
Identifiable assets          69,329,346    16,907,595   25,388,302  111,625,243
Capital expenditures          9,485,393       138,564      259,408    9,883,365
Depreciation                  9,370,086       543,982      966,282   10,880,350



(a)  Inter-segment sales and transfers are insignificant.

(b) The Company's business segments are described and discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(c)    The  "Other"  segment  is  composed  of   unallocated
       corporate expenditures and other sundry operations.

Substantially all frozen yogurt products sold to domestic "TCBY"(Registered) traditional stores are distributed exclusively by ProSource. Sales by the Company's manufacturing subsidiary to ProSource totaled approximately $42.9 million, $43.2 million, and $45.6 million in 1997, 1996, and 1995, respectively. Approximately $2.5 million and $2.4 million were receivable from ProSource as of November 30, 1997 and 1996, respectively.


                             TCBY Enterprises, Inc.

                Notes  to Consolidated Financial  Statements
                             (continued)

11.  Acquisition/Dispositions

In  July,  1997,  the  Company  sold  a  portion  of  Carlin
Manufacturing's assets to a company controlled by the subsidiary's president. The assets sold included certain inventory, plant equipment, furniture and fixtures, and intangibles. The transaction was partially financed by the Company. The Company retained certain inventory items which will be marketed with the assistance of the new company. In addition, the real property was retained by the Company and leased to the purchaser.

On September 11, 1996, the Company acquired certain assets of Whatever Works Inc. and Juice Works International Franchise Corporation (collectively "Juice Works"), a Phoenix-based juice bar concept, for a purchase price of $1 million. The acquisition was accounted for as a purchase and the results of operations of Juice Works from the date of acquisition are reflected in the consolidated statement of operations of the Company. The results of operations of Juice Works prior to its acquisition by the Company were not significant. Goodwill of approximately $867,000 associated with the purchase is being amortized on a straight-line basis over 20 years.

In April 1995, the Company sold the rights for the exclusive manufacturing and distribution of the "TCBY"(Registered) refrigerated yogurt product line throughout the United States to Dairy Farmers of America, who previously co-packed these products for the Company. The Company's sales of these products were approximately $23.0 million and $5.3 million for 1994 and the first quarter of 1995, respectively.

The term of the agreement is 15 years during which time Dairy Farmers of America is permitted to distribute these products, as well as develop additional refrigerated dairy products under the "TCBY"(Registered) brand. The Company has continued to manufacture and distribute "TCBY"(Registered) brand hardpack frozen yogurt products through the retail grocery trade.

The sale of the product line resulted in an after-tax gain of approximately $1.6 million, or $.06 per share, for the Company in the second quarter of 1995. Under the terms of the agreement, inventories and distribution allowances related to the "TCBY"(Registered) refrigerated yogurt product line were transferred to Dairy Farmers of America. The Company received cash proceeds of $1.2 million upon closing and a receivable of $10.6 million as consideration in the transaction. Payments on the receivable are primarily based on volumes of yogurt sold by Dairy Farmers of America with certain required payments regardless of volume. The receivable represented the net present value of the minimum required payments over the term of the agreement at the time the transaction was consummated. Subsequently, the sales of the "TCBY"(Registered) refrigerated yogurt line

                                               20
                             TCBY Enterprises, Inc.

                Notes  to Consolidated Financial  Statements
                                (continued)

11.  Acquisition/Dispositions (continued)

and related cash payments were less than anticipated due to a very competitive environment in the refrigerated yogurt
industry.   Dairy  Farmers  of America  has  introduced  new
products in  an attempt  to increase  sales.   However,  the
Company has agreed to waive minimum required payments for a period of time, and accordingly has provided an impairment allowance related to the receivable based on management's best estimate of future discounted cash flows.

12.  Restructuring

During the fourth quarter of 1995, the Company decided to franchise or close most of its "TCBY"(Registered) Company-owned stores (food products segment) and divest Carlin Manufacturing (equipment segment) located in Fresno, California. The "TCBY"(Registered) Company-owned stores held for sale or disposal had a carrying value of $11.2 million prior to recording an impairment loss of $9.1 million in the fourth quarter of 1995. The loss includes future lease commitments, taxes, and other closing costs of $2.0 million. During 1996 and 1997, the Company paid a total of $1.2 million in connection with the settlement of these liabilities and expects to pay additional amounts in future years until future lease commitments expire. These "TCBY"(Registered) Company-owned stores had sales of approximately $18.1 million in 1995 and incurred a direct operating loss of approximately $4.0 million, excluding any benefit realized by the Company on manufacturing the yogurt products. During 1996, the Company franchised or obtained operating agreements for all but one "TCBY"(Registered) Company-owned unit.

Carlin Manufacturing had a carrying value of $4.1 million prior to recording an impairment loss of $1.3 million in the fourth quarter of 1995. The loss includes estimated selling costs. Carlin Manufacturing incurred pre-tax operating losses of approximately $.4 million, $.6 million, and $1.0 million in 1997, 1996, and 1995, respectively.

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

Primarily due to the divestiture of "TCBY"(Registered) Company-owned stores, the Company implemented a restructuring of its organization in the fourth quarter of fiscal 1995. The Company recorded a charge of $1.4 million for severance costs to be paid related to the restructuring. The Company has paid severance costs of approximately $1.2 million in 1996 and 1997 related to this restructuring.

13.  Quarterly Results of Operations (Unaudited)

Financial  results  by  quarter   for  1997  and  1996   are
summarized below:


                                                 Quarters
                           _____________________________________________________
                                First       Second         Third        Fourth
                           _____________________________________________________
1997
____

Sales                      $ 15,884,887  $26,802,645 $ 30,018,752 $ 17,871,370
Gross profit                  5,201,922    8,773,122   10,236,144    5,968,000
Franchising revenues          2,586,812    4,381,380    4,119,155    2,666,459
Net income                      251,651    3,124,990    4,325,146    1,177,428
Net income per share       $        .01  $       .13 $        .18 $        .05
Average shares outstanding   24,471,597   24,148,523   23,880,545   23,742,831

1996
____

Sales                      $ 15,052,899  $24,578,698 $ 26,075,002 $ 17,257,659
Gross profit                  5,600,913    8,832,947    9,347,348    5,634,805
Franchising revenues          2,224,754    3,366,342    4,146,177    3,102,725
Net (loss) income              (504,677)   2,453,221    3,755,387      844,434
Net (loss) income per share     $  (.02)     $   .10      $   .15      $   .03
Average shares outstanding   25,563,836   25,282,552   25,036,405   24,745,128




CORPORATE INFORMATION

TCBY ENTERPRISES, INC.

Corporate Offices
TCBY Enterprises, Inc.
1200 TCBY Tower, 425 West Capitol Avenue
Little Rock, Arkansas 72201
(501)688-8229

Independent Auditors
Ernst & Young LLP
Little Rock, Arkansas

Transfer Agent and Registrar
Continental Stock Transfer and Trust Co.
2 Broadway
New York, NY 10004
(212)509-4000

Investor Relations
Stacy L. Duckett
Vice President

Form 10-K
The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission for the year ended November 30, 1997, will be sent without charge to each
stockholder  upon   written   request   to  the   Corporate
Communications Department at the Corporate offices.

Business
TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt, sorbet, ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the largest manufacturer-franchisor of frozen yogurt in the world. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.

Annual Meeting
The Annual  Meeting  of Stockholders  of  TCBY  Enterprises,
Inc., will be held at 10:00 a.m., April 16, 1998, at the Statehouse Convention Center in Little Rock, Arkansas.

Common Stock
The Company's Common Stock is  traded on the New York  Stock
Exchange under the  symbol TBY.   The  following table  sets
forth, for the periods indicated, the high and low composite sales prices.


Fiscal 1997                                                High         Low
_______________________________________________________________________________
First Quarter                                             $4 1/2       $4
Second Quarter                                             6            4 5/8
Third Quarter                                              6 15/16      6
Fourth Quarter                                             7            6 1/16

Fiscal 1996                                                High         Low
_______________________________________________________________________________
First Quarter                                             $4 1/2       $3 7/8
Second Quarter                                             5            4 1/8
Third Quarter                                              4 7/8        3 3/4
Fourth Quarter                                             4 5/8        4



As of November 30, 1997, there were 4,753 shareholders of record of the Company's Common Stock and 27,095,620 shares issued.

Dividend Policy
The Company will consider adjustments to the dividend rate after giving consideration to return to stockholders, profitability expectations, financing and cash needs of the Company, and other factors. See Note 3 to Consolidated Financial Statements.


Dividends Per Share                                        1997         1996
______________________________________________________________________________
First Quarter                                              $.05         $.05
Second Quarter                                              .05          .05
Third Quarter                                               .05          .05
Fourth Quarter                                              .05          .05
                                                           ____         ____
  Total                                                    $.20         $.20
                                                           ====         ====



TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA

TCBY ENTERPRISES, INC.

($000, Except Per Share Amounts)


                              1997      1996      1995      1994      1993
                            __________________________________________________
Sales                       $ 90,578  $ 82,964  $109,808  $140,445  $109,525
Franchising revenues          13,754    12,840    11,762    12,026    10,952
Net income (loss)              8,879     6,548   (21,373)    7,552     6,409
Total assets                  99,264   102,468   111,625   142,280   128,691
Long-term debt                 6,298     9,469    12,641    15,910    11,487
Per share:
  Net income (loss)            $ .37     $ .26     $(.83)    $ .30     $ .25
  Cash dividends                 .20       .20       .20       .20       .20
  Total stockholders' equity    3.28      3.22      3.20      4.23      4.13

                              1992      1991      1990      1989      1988
                            __________________________________________________
Sales                       $107,633  $116,679  $134,832  $131,730  $ 87,995
Franchising revenues          11,063    12,231    16,475    19,593    14,482
Net income (loss)              5,073     8,017    19,950    29,493    19,794
Total assets                 131,925   134,806   141,537   133,559    92,649
Long-term debt                14,799    17,330    19,696    21,258    14,034
Per share:
  Net income (loss)            $ .20     $ .31     $ .75     $1.10     $ .75
  Cash dividends                 .20       .35       .18       .07       .02
  Total stockholders' equity    4.09      4.10      4.15      3.69      2.62



NOTE: The 1995 results included pre-tax charges of $27.6 million, or $.72 per share net of taxes, due to the adoption of new accounting standards, and an additional $1.4 million dollars, or $.04 per share net of taxes, resulting from a restructuring of the Company during the fourth quarter of 1995.