Form 10-K405, Exhibit 13
period 1998-11-29
TCBY ENTERPRISES INC
filed 1999-02-25
CIK 740693

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS


Results of Operations
1998 Compared to 1997

The Company's total sales for 1998 increased four percent over 1997. The 1997 sales include several items that impact the comparison to current revenues, including: sales of approximately $2.5 million to a private label customer on a one-time basis and sales of approximately $1.2 million from Carlin Manufacturing, Inc. ("Carlin"), a TCBY subsidiary which was sold in July, 1997. The following table sets forth sales by category within the Company's segments (food products and equipment) of operation:


(dollars in thousands)
                                1998             1997                        1996
                                 Sales     %         Sales      %          Sales     %
                                 _____    ___        _____     ___         _____    ___
Food Products:
______________
 TCBY(registered) frozen
  products sales for
  distribution to
  TCBY(registered) locations   $ 46,934    50%     $ 47,851     53%      $ 49,705    60%
 Sales of specialty products     29,284    31        25,103     28         14,973    18
 Retail sales by Company-
  owned stores                      424     1           680      1          2,599     3
                               ________   ____     ________    ____      ________   ____
                                 76,642    82        73,634     82         67,277    81

Equipment:
 Sales by the Company's
  equipment distributor          16,062    17        14,624     16         11,779    14
 Sales of manufactured
  specialty vehicles                  -     -         1,228      1          2,874     4
                               ________   ____     ________    ____      ________   ____
                                 16,062    17        15,852     17         14,653    18
Other                             1,161     1         1,092      1          1,034     1
                               ________   ____     ________    ____      ________   ____
Total Sales                    $ 93,865   100%     $ 90,578    100%      $ 82,964   100%
                               ========   ====     ========    ====      ========   ====


Sales from the Company's food products segment include (i) wholesale sales of frozen yogurt and ice cream products to ProSource Distribution Services (now a division of AmeriServe Food Distribution, Inc.) and other foodservice distributors, which distribute yogurt, ice cream, and other products to TCBY(registered) stores and non-traditional locations, and sales to international master franchisees of frozen products and proprietary ingredients for the manufacture of frozen products in the countries that produce locally, and (ii) sales of TCBY(registered) frozen packaged products and other specialty dairy food products to customers including supermarkets, convenience stores, dairies, foodservice distributors, club stores, and private label suppliers, and (iii) retail sales of yogurt, juices, and related food items by Company-owned stores.

Wholesale sales of frozen yogurt and ice cream products decreased two percent during 1998 compared to 1997. The decrease is attributed primarily to a reduction in the number of domestic traditional TCBY(registered) stores in operation, and to a lesser extent, decreased sales to international franchisees due to economic challenges primarily in Asia. These decreases were partially offset by increased purchases by TCBY(registered) non-traditional locations.

The following table  sets forth  TCBY(registered) and  Juice
Works(registered) location activity for 1998 and 1997:

                                      Company                       Non-
                    Franchised    Owned    International    Traditional      Total
                     Stores      Stores      Locations       Locations     Locations
                         __________   _______   _____________    ___________    _________
Locations Open at
 December 1, 1996         1,198           2        201             1,297          2,698
  Opened                     47           1         52               350            450
  Closed                   (132)         --        (24)             (184)          (340)
  Net Stores Purchased
   (Sold) Between Fran-
   chisees & Company         (3)         (1)        --                 4             --
                         _______      ______    _______          ________       ________
Locations Open at
 November 30, 1997        1,110           2        229             1,467          2,808
  Opened                     30          --         22               347            399
  Closed                   (109)         --        (35)             (103)          (247)
                         _______      ______    _______          ________       ________
Locations Open at
 November 29, 1998        1,031           2        216             1,711          2,960
                         =======      ======    =======          ========       ========

During 1998, significantly more TCBY(registered) non-traditional locations than traditional locations opened. While the Company has placed and continues to place equal emphasis upon both traditional and non-traditional locations, the Company has experienced more non-traditional development in the last few years. The Company believes this trend will continue in 1999. The rate of development of non-traditional locations is partially determined by co-branding partners, who must approve each location in a process not controlled by the Company, and in some cases, delays have been experienced while the Company and the prospective TCBY franchisee awaited such approval; new development may also be slowed when existing franchisees express their concerns regarding new TCBY(registered) locations; and the desire of the Company to maintain good relationships with all franchisees in the markets under consideration results in occasional delays in development while those concerns are addressed. The non-traditional locations include sites at airports, travel plazas, colleges, hospitals, theme parks, stadiums, and locations in conjunction with petroleum stores and other food concepts (co-branded locations). The majority of the 347 non-traditional openings in 1998 were co-branded. Of the 1,711 non-traditional locations open at year-end, approximately 800 are co-branded locations. As of November 29, 1998, there are over 300 locations under agreement, many of which will be co-branded with petroleum or other food operations. Co-branding has made the Company's products available to more customers as we have opened locations with many national or regional brands including Subway(registered), Exxon(registered), Texaco(registered),
Wall Street Deli(registered), Blimpie(registered), Shell(registered), and others. TCBY is a strong partner for these brands because its products complement their operations. During 1998, 103 non-traditional locations closed. These locations generally purchased low volumes of yogurt from the Company. These closings are not expected to have a material impact on yogurt sales. The Company expects that there may be additional closings of low volume non-

                                TCBY Annual Report 1998 . 17

traditional locations as they are not efficient for the Company to service or the customer to operate.

During 1998, a total of 109 franchised stores were closed by franchisees. Each store closed is the result of the franchisee's evaluation of its financial condition, cash flow, lease expiration, profitability, and store operations, among other things. Of the locations closed, 77 operated for a portion of 1998, with the remainder having originally closed for relocation in prior years. Included in the franchised store information are 87 and 111 TCBY(registered) stores closed for relocation or for the season at November 29, 1998 and November 30, 1997, respectively. During 1999, the Company will continue to intensify its focus on the traditional locations and pursue measures to improve the performance of these stores. The Company has been working with several research and design firms to address the positioning of traditional stores for both the short and long term. These efforts will require investments in 1999 that are being undertaken for the long-term benefit of the Company and its franchise system. We will work with franchisees to relocate marginal stores or pursue co-branding to provide additional daypart sales. The benefits experienced by other brands adding TCBY(registered) products to their operations can be realized in TCBY(registered) stores by adding these brands to TCBY(registered) locations. In addition, marketing efforts will be strategically targeted to maximize the benefits in the trade area of each of our stores. The Company will be working with a nationally known firm to evaluate and pursue neighborhood store marketing approaches which will assist the franchisees in their marketing planning for 1999. We will also increase the number of store visits to evaluate the operational standards of the stores. All of these efforts are occurring to improve our customers' experience in the stores. The above measures will be evaluated on a continual basis and may change if the Company deems appropriate. In addition, barriers may be encountered in
implementing  the  above   strategies,  including  lack   of
availability of co-branded partners due to existing locations, size of TCBY(registered) store, lease restrictions, financial capability and willingness of existing franchisees, and limitations of corporate resources. Even with the successful implementation of these programs, store sales may decline and store closings may continue. However, we believe that the programs can lay the foundation for future success and development of traditional TCBY(registered) franchised locations.

Average store sales (the average of sales by domestic traditional stores open the entire year) for Company-owned and franchised TCBY(registered) stores increased to $208,000 in 1998 from $207,000 in 1997. This increase is due to the closing of lower volume stores as stores open at year-end experienced a slight decline in unit volume during 1998.

Sales of specialty products increased 17 percent during 1998 as compared to 1997. The increase is attributed primarily to increased sales of private label products even after consideration of $2.5 million of sales in 1997 to a private label customer on a one-time basis. The Company continues to pursue private label opportunities at its manufacturing facility in Dallas.

Retail sales by Company-owned stores declined in 1998 due to the sale of a Company-owned Juice Works(registered) store during 1997.

Sales in the Company's equipment segment include (i) sales from the distribution of equipment to the foodservice industry and (ii) 1997 sales of manufactured mobile kitchens and other specialty vehicles primarily to businesses and governments. The increased sales at the Company's equipment distributor for 1998 are due to the opening of non-traditional TCBY(registered) locations, some of which purchased a portion of their original equipment packages from the Company. This increase was partially offset by the sale of the Company's equipment manufacturer, Carlin, in July, 1997. The Company had sales from Carlin of $1.2 million during 1997. In the Carlin transaction, the real estate and certain finished goods inventory were retained by the Company. The real estate was leased to the purchaser (formerly the president of Carlin under the Company's ownership) with the ultimate intent to sell the property. The purchaser is assisting the Company in marketing the remaining inventory and receives a commission on the sale of this inventory. Future sales in the equipment segment are primarily dependent upon the Company's ability to develop new TCBY(registered) locations.

As a percent of sales, cost of sales for 1998 and 1997 for the Company and its two primary segments are presented below:

                                  1998    1997
      ___________________________________________
      Food Products Segment        67%     65%
      Equipment Segment            77%     78%
      Company Total                68%     67%

The increased cost of sales percentages in 1998 are primarily due to lower gross margins for the food products segment, which were partially offset by improved gross margins for the equipment segment as a result of the sale of Carlin in July 1997 which had low gross profit margins.

The increase in the food products segment cost of sales percentage is due to a number of factors including sales of specialty products, which generally have a higher cost of sales percentage than the other food segment categories, being a larger component of the food products segment sales in 1998 compared to the prior year. (See earlier discussion related to sales increases.) In addition, dairy costs, which are a significant portion of the segment's cost of sales, increased during 1998 compared to 1997. Dairy costs include the value assigned to milk solids and milk fats which are two of the components of milk utilized in most products manufactured and sold by the segment. The cost of these two components are currently tied to the federal milk orders system. This market fluctuates based on supply and demand with prices being variable from month to month. The price paid for milk is based on the Basic Formula Price
(BFP) plus any applicable surcharge (based on the use of the milk). Of the price paid for milk, the Butter Fat Differential (BFD) is the market value assigned to milk fats (used in butter, cheese, ice cream, etc.), with the remainder of the milk price being assigned to milk solids. The prices for BFP and BFD exceeded historical levels during 1998. The BFP has continued to increase in fiscal 1999 with the December price reaching an all-time record high of $17.34 per hundredweight. The BFD began to decline in early November and has returned to more traditional levels.

                               TCBY Annual Report 1998 . 18

Although dairy prices have increased during 1998 over the same period in the prior year, the food products segment did not bear the full impact of the increases due to the product mix manufactured and sold within the segment in 1998. Because the BFD prices increased more than the prices for BFP, the cost for milk solids remained comparable to the prior year until the fourth quarter when the BFD declined rapidly. The segment's core yogurt products do not utilize high levels of milk fat, which tempered the impact of higher BFP and BFD prices until the decrease of BFD in the fourth quarter. The Company did not change its pricing on TCBY(registered) products and has absorbed the higher cost of products for the TCBY(registered) locations. This resulted in additional cost of sales of approximately
$750,000 compared to 1997. The Company was not significantly impacted by dairy prices for products produced for private label customers as these higher costs were passed on to the customer. The prices for BFP are expected to remain above historical levels during the first half of 1999, while BFD should remain closer to historical levels. This results in higher cost for TCBY(registered) products. The Company is evaluating all available options for 1999 to reduce the financial impact of the increases. These actions will likely include price increases for TCBY(registered) products. While the price increases are expected to offset the increases in BFP , further increases in cost or material changes in product mix may change this outcome.

Franchising revenues consist of initial franchise and license fees and royalty income. For 1998, initial franchise and license fees decreased 32 percent while royalty income increased four percent from 1997. The decrease in franchise and license fees result from fewer initial international franchise fees. This is due in part to the economic challenges in certain international markets, but also due to a record level of fees experienced in 1997. There are still new markets to enter, but international growth will come primarily through expansion within existing markets. The Company remains committed to long-term growth in international markets and, during 1999, will begin local production in Europe. This production will result in lower costs to our franchisees in Europe and the Middle East and should enhance our opportunity for development in future years. The increase in royalty income is primarily attributable to more non-traditional locations. The increase was partially offset by fewer traditional TCBY(registered) stores and decreased purchases by international franchisees.

Total international revenues represented approximately three percent of the Company's sales and franchising revenues in 1998 compared to five percent in 1997.

Operating expenses decreased two percent in 1998 compared to 1997. The decrease is due to the sale of Carlin in July, 1997, and reductions in other corporate operating costs. For 1998 and 1997, operating expenses as a percentage of combined sales and franchising revenues were 28 percent and 30 percent, respectively. Included in operating expenses for 1998 is the settlement of a claim by a customer for whom Americana Foods produces private label products, who alleged damages due to production defects. Immediate and voluntary recalls of limited quantities of products were undertaken in 1997. The Company, after negotiations with the customer and the Company's liability insurance carrier, has, with the participation of the liability insurance carrier, settled all claims. The relevant settlement agreement contains a confidentiality clause; however, the amount paid by the Company to obtain settlement exceeded prior accruals by approximately one million dollars. While the Company believed it had meritorious defenses to and disagreed with the customer's claim, settlement was agreed to by the Company in order to avoid the uncertainty of outcome, cost of litigation, and disruption to the Company.

During the third quarter of 1998, the Company's aircraft was sold to a third party resulting in a gain of approximately $2.1 million which is included in Other Income on the Consolidated Statement of Income. The after-tax gain on the sale of the Company assets was approximately $1.4 million or $.06 per share (basic and diluted). The Company contemporaneously entered into an agreement whereunder an aircraft owned by the Chairman and Chief Executive Officer could be made available to the Company from time-to-time at an hourly rate consistent with the cost of operating the aircraft it divested; this hourly rate is substantially below the fair market rate which normally would be charged to the Company for use of a similar aircraft. Under the new arrangement, any use of the aircraft which is charged to the Company is reviewed by the Board of Directors of the Company on a regular basis.

Interest expense  decreased approximately  $214,000 in  1998
compared to 1997.   This  decrease is due  to reductions  in
outstanding debt.

Income tax expense as a percentage of pre-tax income was 34 percent and 34.5 percent in 1998 and 1997, respectively. Assuming no significant change in federal and state tax laws, the Company expects its future tax rate to approximate 35 percent. Deferred tax assets of $3.5 million are expected to be realized through the offset of existing taxable temporary differences.

1997 Compared to 1996

The Company's total sales for 1997 increased nine percent from sales in 1996. As described below, the Company experienced improved sales in the specialty products and equipment distribution categories. These increases were partially offset by decreased sales by Company-owned stores due to the franchising of these stores during 1996; the divestiture of Carlin Manufacturing in July, 1997; and decreased sales to traditional TCBY (registered) stores. The Company's total sales excluding TCBY (registered) Company-owned units and Carlin Manufacturing increased 15 percent in 1997 compared to 1996.

Wholesale sales of frozen yogurt and ice cream products decreased four percent in 1997 compared to 1996. The decrease was attributed primarily to a reduction in the number of domestic traditional TCBY(registered) stores in operation and a decline in yogurt purchased by operating stores during 1997 compared to 1996. This decrease was partially offset by increased purchases by TCBY(registered) non-traditional locations.

                               TCBY Annual Report 1998 . 19

During 1997, significantly more TCBY(registered) non-traditional locations than traditional locations opened. While the Company has placed and continues to place emphasis upon both traditional and non-traditional locations, the Company experienced more non-traditional development in the last two years. While different in size and character, each TCBY(registered) location is treated the same in the site evaluation process, and the Company intends to avoid approving the placement of a new TCBY(registered) location, be it traditional or non-traditional, so close to any existing TCBY (registered) location that sales of the two locations would be materially impacted. The non-traditional locations include sites at airports, travel plazas, colleges, hospitals, theme parks, stadiums, and locations in conjunction with petroleum stores and other food concepts (co-branded locations). The majority of the 350 non-traditional openings in 1997 were TCBY (registered) co-branded locations. The Company's experience was that the volume of yogurt and ice cream at co-branded locations exceeded that of other types of non-traditional locations with the exception of airports. During 1997, 184 non-traditional locations were closed. These locations generally purchased low volumes of product from the Company. During 1997, a total of 132 TCBY(registered) franchised stores were closed by franchisees. Each TCBY(registered) store closed was the result of the franchisee's evaluation of its financial condition, cash flow, lease expiration, profitability, and store operations, among other things. Of the 132 locations closed, 64 operated for a portion of 1997, with the remainder having originally closed for relocation in prior years. Included in the franchised and
Company-owned store information are 111 and 147 TCBY(registered) stores closed for relocation or for the season at November 30, 1997 and 1996, respectively.

Average store sales  for Company-owned  and franchised  TCBY
(registered) stores were $207,000 in 1997 and 1996.

Sales of specialty products increased 68 percent in 1997 as compared to 1996. A majority of this increase was attributed to increased sales of private label products. The Company has pursued private label opportunities to utilize available capacity at its manufacturing facility in Dallas. Sales improvements also occurred due to the introduction of new TCBY(registered) novelty products primarily through club stores.

Retail sales by Company-owned stores declined in 1997 due to the Company's implementation during 1996 of its decision to franchise or close most of its TCBY(registered) Company-owned stores. The Company took this action as it believed the stores could operate more effectively with local ownership.

Sales in the equipment segment increased eight percent in 1997 as compared to the prior year. This improvement in sales was primarily due to the opening of non-traditional TCBY (registered) locations, some of which purchased a portion of their original equipment packages from the Company's equipment distributor. The increase was partially offset by decreased sales by the Company's equipment manufacturer. In July, 1997, the Company sold a portion of the equipment manufacturer's assets to a company controlled by the subsidiary's president. The assets sold included certain inventory, plant equipment, furniture and fixtures, and intangibles. The transaction was partially financed by the Company. The Company retained certain inventory items. In addition, the real property was retained by the Company and leased to the purchaser with the ultimate intent to sell the property. The purchaser is assisting the Company in marketing the remaining inventory and receives a commission on the sale of this inventory.

As a percent of sales, cost of sales for 1997 and 1996 for the Company and its two primary segments are presented below:


                                 1997       1996
       ------------------------------------------
       Food Products Segment      65%        63%
       Equipment Segment          78%        76%
       Company Total              67%        65%

The increase in the food products segment cost of sales percentage was due to a number of factors including the Company's decision to franchise or close most of its TCBY(registered) Company-owned stores. These stores had a lower cost of sales percentage than the other categories of the food products segment noted above. Therefore, as such stores were sold or closed, cost of sales as a percent of sales increased in the food products segment.

In addition, sales of specialty products, which generally have a higher cost of sales percentage than the other food segment categories, were a larger component of the food products segment sales during 1997 compared to the prior year. (See earlier discussion related to these sales increases.) Cost of sales during 1997 were favorably impacted by a decrease in dairy prices which were a major component of the Company's cost of sales.

The change in the equipment segment's cost of sales percentage results from increased sales of new location equipment packages which included large items with lower margins than other sales components of the equipment segment.

Franchising revenues consist of initial franchise and license fees and royalty income. In 1997, initial franchise and license fees increased 37 percent while royalty income was flat compared to the prior year. The improvement in franchise and license fees resulted primarily from increased initial international franchise fees, increased development of TCBY(registered) non-traditional locations, and Juice Works(registered) locations. The flat royalty income was primarily attributable to a decrease in domestic royalties resulting from the decrease in the number of traditional TCBY(registered) stores and the decline in frozen products purchased by the operating stores. This decrease was offset by the increase in the number of non-traditional locations and expanded distribution in international markets.

Five percent of combined sales and franchising revenues were generated from international activity in 1997 and 1996.

                             TCBY Annual Report 1998 . 20

Operating expenses decreased five percent in 1997 compared to 1996. The decrease related to reduced operating expenses of corporate stores due to the franchising or closing of these units as discussed above. As a percentage of combined sales and franchising revenues, operating expenses were 30 percent and 34 percent for 1997 and 1996, respectively.

Interest expense  decreased approximately  $201,000 in  1997
compared to 1996.   This decrease was  due to reductions  in
outstanding debt.

Income tax expense  as a  percentage of  pre-tax income  was
34.5  percent   and  34.6   percent   in  1997   and   1996,
respectively.

Liquidity And Capital Resources

The Company has historically generated cash from operations sufficient to meet its normal operating requirements. Cash provided by operating activities amounted to $9.5 million in
 1998 compared to $17.1 million in 1997 and $18.9 million in 1996. The decrease in 1998 is due to higher levels of inventory and accounts receivables related to the growth in the private label business and also due to changes in deferred income taxes. The decrease in 1997 from 1996 results primarily from a tax refund of approximately $4.1 million and the proceeds of sales of assets held for sale of approximately $2.4 million in 1996 which did not reoccur in 1997.

The following summarizes statistics related to the Company's financial position:

                                   1998            1997
                               _____________    ____________
Current Ratio                    3.9 to 1.0      4.0 to 1.0
Working Capital (in millions)      $34.8           $34.5
Long-Term Debt to Equity Ratio   .04 to 1.0      .08 to 1.0
Tangible Net Worth (in millions)   $71.9           $73.1


The Company's cash and cash equivalents and short-term investments decreased approximately $2.2 million in 1998.
This decrease resulted primarily from purchases of treasury stock (see discussion below).

Long-term debt was reduced by $3.3 million in 1998, and $3.2 million in 1997 and 1996, respectively.

Cash generated from operations has been used to finance all capital expenditures. Purchases of property, plant, and equipment amounted to $2.0 million, $1.9 million, and $2.4 million in 1998, 1997, and 1996, respectively. The Company had no material commitments for capital expenditures at November 29, 1998. The Company estimates $2.5 to $3.5 million for capital expenditures in 1999. It is expected that operating cash flows will be used to finance these capital expenditures, although other financing options may be considered. In addition, from time to time the Company may evaluate strategic alternatives. Any acquisition may require the use of operating cash flows, short or long term financing, issuance of equity, or other financing sources in order to consummate such acquisition or to fund operating and capital expenditures of any acquired business.

Cash provided by operating activities has also been used by the Company in the past to provide financing to franchisees for the purpose of acquiring equipment and other fixed assets for the development or purchase of stores. The principal collected on notes receivable primarily from franchisees exceeded origination of notes receivable by approximately $1.0 million, $1.4 million, and $1.6 million in 1998, 1997, and 1996, respectively.

The Company's foreseeable cash needs for operations and capital expenditures are expected to be met through cash flows from operations; however, the Company has available a $5 million unsecured credit line to meet seasonal cash needs.

In December, 1995, the Company was authorized to repurchase up to three million shares of its outstanding common stock. The final repurchases under this authorization were completed during the second quarter of 1998. In December, 1997, the Company was authorized to repurchase an additional two million shares of its outstanding stock. As of November 29, 1998, 452,883 shares have been purchased under this authorization. During 1998, the Company has purchased 1,324,683 shares of common stock at a cost of $11,168,218. All repurchases have been funded with cash flows from operations. Future repurchases may be funded with cash flows from operations or long-term financing.

Cash dividends of 20 cents per share were paid to stockholders during 1998, 1997, and 1996. The Company will consider adjustments to the dividend rate after giving consideration to return to stockholders, profitability expectations, financing and cash needs of the Company, and other factors.

Any forward-looking statements contained herein are based on certain assumptions regarding U.S. and foreign economic conditions, competition, costs of raw materials, unit openings and closings, sales volumes per unit, other manufacturing opportunities, no changes in governmental regulation of the food industry or dairy industry, and no material event which would impact the reputation of the Company's manufacturing facility or the Company's ability to utilize that facility. Should the Company's performance differ materially from the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward-looking statements. Thus, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

Year 2000

The worldwide "Year 2000 problem" has arisen due to the fact that many computer hardware and software systems along with components of certain automated equipment utilize only the last two digits of a date to refer to the year, failing to distinguish dates within the twentieth century from those of the twenty-first or other centuries. If not corrected, these systems could fail or produce erroneous results with the advent of the twenty-first century.

                              TCBY Annual Report 1998 . 21

The Company is substantially complete in its assessment of the Year 2000 impact on systems being utilized within the Company. The Company's primary hardware platform is Year 2000 compliant. The Company has completed a review of its inventory of personal computers (PC's) and will either remediate or replace those PC's found not to be compliant. Additionally, a review of automated equipment other than computer systems has been performed to ascertain if remediation of any of this equipment is necessary. While the Company is continuing its detailed assessment of its automated equipment, the Company has not identified any problems thus far that would have a material impact upon its operations.

The Company's primary manufacturing and accounting software is sourced from an external vendor and has been independently certified as being Year 2000 compliant. The Company has performed testing that supports this certification. Software developed internally along with other purchased software has been reviewed for compliance and is in the process of being remediated where necessary. This remediation effort is expected to be complete in the second quarter of 1999. The Company currently estimates the cost to remediate both its Year 2000 hardware and software issues to be approximately $250,000. Approximately $100,000 of this cost represents redeployment of existing SG&A toward this effort.

The Year 2000 issues may have an impact on certain of the Company's material business partners, potentially causing disruptions in the supply of raw materials, services and/or the ability of customers to take delivery of products which could in turn have a material effect upon the Company's results of operation. The degree of this effect is uncertain. The Company has developed a structured methodology for evaluating the Year 2000 readiness of these business partners and expects this process to be completed during the second quarter of 1999. Contingency plans, where possible, will be developed for those business partners deemed to be at an unacceptable level of risk. A contingency plan for the failure of the Company's overall Year 2000 remediation plan has not been completed at this time.

The forward-looking statements contained herein with regard to the timing and overall cost estimates of the Company's efforts to address the Year 2000 problem are based upon the Company's experience thus far in this effort. Should the Company encounter unforeseen difficulties either in the continuing review of its computerized systems, their ultimate remediation, or the responses of its business partners, the actual results could vary significantly from the estimates contained in these forward-looking statements.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in interest rates and changes in commodity prices.

The Company's earnings are affected by changes in short-term interest rates due to cash, cash equivalents, and short-term investments held in interest earning accounts, as well as, interest bearing notes receivable primarily from franchisees. Cash, cash equivalents, and short-term investments are held in accounts that have interest rates that are fixed for less than one year. Most of the interest bearing notes receivable reprice annually and bear interest at market rates. If interest rates averaged one percent less in 1999 than they did during 1998, the Company's interest income would decrease by approximately $192,000.

In addition, earnings are affected due to notes payable to a bank. The notes bear interest at the bank's base rate less 0.75% or at a match-funding rate of the adjusted Eurodollar rate plus 1.0%. The notes payable balance at November 29, 1998 was $6,124,082. If interest rates averaged one percent more in 1999 than they did during 1998, the Company's interest expense would increase by approximately $23,000 after consideration that the interest rate on the debt was set for approximately 180 days as of November 29, 1998. The Company manages short- term interest rate risk on debt by tracking projections on interest rate trends when choosing the periodic time-frame (30 days to 180 days) for locking in a certain interest rate on the debt.

The primary commodities purchased by the Company are dairy products. See discussion on pages 18 and 19 for information regarding the market for dairy products. The Company has not used financial instruments to hedge commodity prices in the past; however, the Company may consider such instruments in the future.

This  market   risk  discussion   contains   forward-looking
statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.

                               TCBY Annual Report 1998 . 22