Form 10-K405, Exhibit 13
period 1998-11-29
TCBY ENTERPRISES INC
filed 1999-02-25
CIK 740693

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
TCBY Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of TCBY Enterprises, Inc. and subsidiaries as of November 29, 1998 and November 30, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 29, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TCBY Enterprises, Inc. and subsidiaries at November 29, 1998 and November 30, 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 29, 1998, in conformity with generally accepted accounting principles.



s/ Ernst & Young LLP
January 14, 1999
Little Rock, Arkansas

                               TCBY Annual Report 1998 . 23





                           TCBY Enterprises, Inc.
                        Consolidated Balance Sheets


                                                      November 29    November 30
                                                          1998           1997
                                                      __________________________
Assets
Current Assets:
  Cash and cash equivalents                           $ 16,924,143 $ 19,693,693
  Short-term investments                                 2,967,135    2,406,045
  Receivables:
    Trade accounts                                      10,078,733    8,750,207
    Notes                                                1,695,429    2,127,328
    Allowance for doubtful accounts and impaired notes    (439,223)    (833,447)
                                                      __________________________
                                                        11,334,939   10,044,088
  Refundable income taxes                                  156,951       12,472
  Deferred income taxes                                  1,204,197    1,086,406
  Inventories                                           12,554,875   10,679,231
  Prepaid expenses and other assets                      1,540,971    1,549,643
  Assets held for sale                                     150,000      754,652
                                                      __________________________
Total Current Assets                                    46,833,211   46,226,230

Property, Plant, And Equipment:
  Land                                                   2,534,307    2,866,820
  Buildings                                             22,763,194   23,753,155
  Furniture, vehicles, and equipment                    46,637,567   49,987,506
  Leasehold improvements                                 3,603,219    3,625,054
  Allowances for depreciation                          (39,546,174) (39,891,253)
                                                      __________________________
Net Property, Plant, and Equipment                      35,992,113   40,341,282

Other Assets:
  Notes receivable, less current portion (less allowance
  for doubtful and impaired notes of $8,029,658 in 1998
  and $7,741,180 in 1997)                                4,525,970    5,495,337
Intangibles (less amortization of $2,226,511 in 1998
  and $1,964,433 in 1997)                                4,250,684    4,326,193
Other                                                    2,850,906    2,875,354
                                                      __________________________
Total Other Assets                                      11,627,560   12,696,884
                                                      __________________________
Total Assets                                          $ 94,452,884 $ 99,264,396
                                                      ==========================

See accompanying notes.

                                             TCBY Annual Report 1998 .  24


                                                      November 29,   November 30
                                                          1998           1997
                                                      _________________________
Liabilities And Stockholders' Equity
Current Liabilities:
  Accounts payable                                    $ 2,130,430  $  1,910,414
  Accrued expenses                                      6,682,371     6,612,146
  Current portion of long-term debt                     3,171,448     3,171,448
                                                      __________________________
Total Current Liabilities                              11,984,249    11,694,008


Long-Term Debt, less current portion                    2,952,634     6,298,008


Deferred Income Taxes                                   3,319,847     3,846,858


Commitments And Contingencies


Stockholders' Equity:
  Preferred Stock, par value $.10 per share, authorized
    2,000,000 shares                                             -            -
  Common Stock, par value $.10 per share, authorized
    50,000,000 shares; issued 27,759,021 shares in
    1998 and 27,095,620 shares in 1997                   2,775,902    2,709,562
  Additional paid-in capital                            30,098,602   25,761,424
  Retained earnings                                     74,751,431   69,216,099
                                                      __________________________
                                                       107,625,935   97,687,085
  Less treasury stock, at cost (4,839,952 shares
  in 1998 and 3,515,269 shares in 1997)                (31,429,781) (20,261,563)
                                                      __________________________
Total Stockholders' Equity                              76,196,154   77,425,522
                                                      __________________________
Total Liabilities And Stockholders' Equity            $ 94,452,884 $ 99,264,396
                                                      ==========================

See accompanying notes.

                                            TCBY Annual Report 1998 .  25


                           TCBY Enterprises, Inc.

                      Consolidated Statements of Income
                        Three Years Ended November 29

                                             1998          1997         1996
                                         _______________________________________
Sales                                    $ 93,865,413 $ 90,577,654 $ 82,964,258
Cost of sales                              64,098,811   60,398,466   53,548,245
                                         _______________________________________
Gross Profit                               29,766,602   30,179,188   29,416,013

Franchising revenues:
  Initial franchise and license fees        2,285,646    3,347,773    2,439,125
  Royalty income                           10,828,217   10,406,033   10,400,873
                                         _______________________________________
                                           13,113,863   13,753,806   12,839,998
                                         _______________________________________
                                           42,880,465   43,932,994   42,256,011

  Selling, general, and administrative
  expenses                                 30,393,591   30,974,594   32,601,401
                                         _______________________________________

Income From Operations                     12,486,874   12,958,400    9,654,610

Other income (expense):
  Interest expense                           (545,664)    (759,766)    (961,154)
  Interest income                           1,213,662    1,209,393    1,147,484
  Other income                              2,293,024      148,029      168,669
                                         _______________________________________
                                            2,961,022      597,656      354,999
                                         _______________________________________
Income Before Income Taxes                 15,447,896   13,556,056   10,009,609

Income tax expense (benefit):
  Current                                   5,897,086    3,466,300    1,585,861
  Deferred                                   (644,802)   1,210,541    1,875,383
                                         _______________________________________
                                            5,252,284    4,676,841    3,461,244
                                         _______________________________________
Net Income                               $ 10,195,612 $  8,879,215 $  6,548,365
                                         =======================================
Earnings Per Share:
  Basic                                  $        .44 $        .37 $        .26
                                         =======================================
  Diluted                                $        .43 $        .36 $        .26
                                         =======================================
Average Shares Outstanding:
  Basic                                    23,230,863   24,061,999   25,156,994
                                         =======================================
  Diluted                                  23,917,772   24,339,828   25,162,825
                                         =======================================

See accompanying notes.
                                        TCBY Annual Report 1998 .  26



                                TCBY Enterprises, Inc.

                               Consolidated Statements of
                                  Stockholders' Equity



                                                      Additional
                                    Common Stock        Paid-in    Retained    Treasury
                                 Shares    Par Value    Capital    Earnings      Stock        Total
                             __________________________________________________________________________

Balance at December 1, 1995    27,062,345 $2,706,235 $25,547,184 $63,661,235 $ (9,735,887) $ 82,178,767
  Cash Dividends--$.20 per share        -          -           -  (5,044,410)           -    (5,044,410)
  Purchase of treasury stock-
    1,037,700 shares                    -          -           -           -   (4,462,229)   (4,462,229)
  Net income                            -          -           -   6,548,365            -     6,548,365
                             __________________________________________________________________________
Balance at November 30, 1996   27,062,345  2,706,235  25,547,184  65,165,190  (14,198,116)   79,220,493
  Exercise of stock options,
   including tax benefit of
   $42,592                         33,275      3,327     214,240           -            -       217,567
  Cash Dividends--$.20 per share        -          -           -  (4,828,306)           -    (4,828,306)
  Purchase of treasury stock-
   1,090,500 shares                     -          -           -           -   (6,063,447)   (6,063,447)
  Net income                            -          -           -   8,879,215            -     8,879,215
                             __________________________________________________________________________
Balance at November 30, 1997   27,095,620  2,709,562  25,761,424  69,216,099  (20,261,563)   77,425,522
  Exercise of stock options,
   including tax benefit of
   $831,255                       663,401     66,340   4,337,178           -            -     4,403,518
  Cash Dividends--$.20 per share        -          -           -  (4,660,280)           -    (4,660,280)
  Purchase of treasury stock-
   1,324,683 shares                     -          -           -           -  (11,168,218)  (11,168,218)
  Net income                            -          -           -  10,195,612            -    10,195,612
                             __________________________________________________________________________
Balance at November 29, 1998   27,759,021 $2,775,902 $30,098,602 $74,751,431 $(31,429,781)  $76,196,154
                             ==========================================================================

See accompanying notes.

                                    TCBY Annual Report 1998 .  27



                          TCBY Enterprises, Inc.

                   Consolidated Statements of Cash Flows
                       Three Years Ended November 29


                                             1998          1997         1996
                                         _______________________________________
Operating Activities
Net income                               $ 10,195,612 $  8,879,215 $  6,548,365
Adjustments to reconcile net income
  to net cash provided by
  operating activities:
  Depreciation                              4,048,305    4,915,965    5,156,622
  Amortization of intangibles                 262,031      264,022      217,131
  Provision for doubtful accounts and
  impaired notes                               72,500       48,705       88,205
  Deferred income taxes                      (644,802)   1,210,541    1,875,383
  Tax benefit from stock options              831,255       42,592            -
  Gain on sales of property and
    equipment                              (2,143,990)     (51,144)     (43,531)
  Changes in operating assets and
      liabilities:
    Receivables                            (1,408,040)    (877,273)     937,579
    Inventories                            (1,875,644)     692,926    1,608,413
    Prepaid expenses                          (23,128)     193,158      357,870
    Assets held for disposal                        -            -    2,413,438
    Intangibles and other assets              345,211      579,951     (391,497)
    Accounts payable and accrued
      expenses                                (54,759)     916,611   (3,926,558)
    Income taxes                             (144,479)     320,401    4,086,063
                                         _______________________________________
Net Cash Provided By Operating
    Activities                              9,460,072   17,135,670   18,927,483

Investing Activities
  Purchases of property, plant, and
    equipment                              (1,982,769)  (1,869,282)  (2,403,694)
  Purchase of business, net of cash
    acquired                                        -            -     (952,800)
  Proceeds from sales of property and
    equipment                               4,901,790      139,866      325,122
  Origination of notes receivable            (471,443)  (1,098,771)    (334,551)
  Principal collected on notes
    receivable                              1,485,499    2,508,921    1,898,270
  Purchases of short-term investments      (2,156,893)  (1,838,338)  (1,457,224)
  Proceeds from maturity of short-term
    investments                             1,595,803    3,684,845    6,028,835
                                         _______________________________________
Net Cash Provided By Investing
  Activities                                3,371,987    1,527,241    3,103,958

Financing Activities
  Proceeds from exercise of Common
    Stock options                           3,572,263      174,975            -
  Dividends paid                           (4,660,280)  (4,828,306)  (5,044,410)
  Treasury stock transactions             (11,168,218)  (6,063,447)  (4,462,229)
  Principal payments on long-term debt     (3,345,374)  (3,171,448)  (3,171,448)
                                         _______________________________________
Net Cash Used In Financing Activities     (15,601,609) (13,888,226) (12,678,087)
                                         _______________________________________
(Decrease) Increase In Cash And Cash
  Equivalents                              (2,769,550)   4,774,685    9,353,354
Cash and cash equivalents at beginning
  of year                                  19,693,693   14,919,008    5,565,654
                                         _______________________________________
Cash And Cash Equivalents At End Of Year $ 16,924,143 $ 19,693,693  $14,919,008
                                         =======================================

See accompanying notes.

                                           TCBY Annual Report 1998 .  28

                          TCBY Enterprises, Inc.

                 Notes to Consolidated Financial Statements

                           November 29, 1998

1.  Accounting Policies

Principles of Consolidation

The consolidated financial  statements include the  accounts
of the  Company  and its  wholly  owned subsidiaries.    All
significant intercompany accounts and transactions have been eliminated in consolidation.

Description of Business

The Company manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt and ice cream, and novelty frozen food products through Company-owned and franchised retail stores ("TCBY(registered) stores"), non-traditional locations (e.g., airports, schools, hospitals, convenience stores, and travel plazas), and the retail grocery trade (e.g., grocery stores and wholesale clubs). In addition, the Company sells equipment related to the foodservice industry and develops locations under the Juice Works(registered) brand in conjunction with the TCBY(registered) brand.

The following summarizes the number of TCBY(registered) and Juice Works(registered) locations:


                                                           1998   1997   1996
                                                          ____________________
 Franchised or licensed                                    1,247  1,339  1,399
 Company-owned                                                 2      2      2
 Non-traditional                                           1,711  1,467  1,297
                                                          ____________________
                                                           2,960  2,808  2,698
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

Receivables

A majority of the Company's trade accounts receivable are due from customers throughout the United States and internationally in the food products segment. In addition, the Company from time to time extends credit in the form of notes receivable to franchisees. Notes receivable from franchisees are primarily collateralized by equipment located in TCBY(registered) stores. Many of these notes receivable are intended to be paid over five years and bear interest at market rates. Notes receivable are placed on a non-accrual status when the collectibility of principal or interest becomes uncertain.

Also included in notes receivable are amounts due related to the sale of the rights for the exclusive manufacturing and distribution of the TCBY(registered) refrigerated yogurt product line throughout the United States. Mid-America Dairymen, Inc., now Dairy Farmers of America ("DFA"), purchased these rights in April, 1995 and the Company's consideration included a receivable of $10.6 million. Subsequent to the transaction, sales of the TCBY(registered) refrigerated yogurt line declined significantly due to competitive factors. After further negotiations with DFA, the Company agreed to waive certain required payments and accordingly provided an impairment allowance in the fourth quarter of 1995 based on the revised estimate of future discounted cash flows. The loan balance at November 29, 1998 was $8,041,000 with an associated allowance of $6,610,000. These balances are included in the investment in notes considered to be impaired in the following paragraph. During 1998, Suiza Foods Corporation acquired the rights to the TCBY(registered) refrigerated product line from DFA and the associated liabilities.

At November 29, 1998 and November 30, 1997, the recorded investment in notes considered to be impaired under Statement of Financial Accounting Standards ("SFAS") No. 114 was $11,205,000 and $10,507,000, respectively. The entire 1998 and 1997 balances were impaired notes which had allowances for credit losses of $8,403,000 and $8,492,000, respectively. The impairment losses are recorded in the food products segment. The average recorded investment in impaired notes was $10,958,000 during 1998, $11,671,000 during 1997, and $12,901,000 during 1996. The Company recognized interest income on impaired notes of $14,000 in 1998, $19,000 in 1997, and $1,000 in 1996, using the cash basis method of income recognition.

The following presents changes in the allowance for doubtful accounts and impaired notes:

                                              1998         1997         1996
                                         _______________________________________
Balance at beginning of year               $8,574,627   $9,682,024  $11,178,017
  Provision for doubtful accounts and
    impaired notes                             72,500       48,705       88,205
  Charge-offs                                (218,354)  (1,173,093)  (1,586,704)
  Recoveries                                   40,108       16,991        2,506
                                         _______________________________________
Balance at end of year                     $8,468,881   $8,574,627  $ 9,682,024
                                         =======================================

                                            TCBY Annual Report 1998 .  29

1.  Accounting Policies (continued)

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

The Company reviews long-lived assets used in operations and impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Impairment losses are recorded on long-lived assets to be disposed of when the carrying value of the asset exceeds the fair value (usually based on discounted cash flows) less the estimated selling costs.

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

Net Income Per Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share". SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share calculation. All earnings per share amounts for all periods have been presented and, where necessary, restated to conform to SFAS No. 128 requirements.

Fair Value of Financial Instruments

The carrying amount of financial instruments including cash and cash equivalents, accounts and notes receivable, and accounts payable approximates fair value at November 29, 1998, because of the relatively short maturity of these instruments or valuation allowances which have been recorded to report the balances at fair value. The carrying amount of long-term debt also approximates fair value due to its variable interest rate which is adjusted every 30 to 180 days depending upon certain elections made by the Company.

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

New Pronouncements

In June, 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. The adoption of this statement in 1999 is not expected to have a material effect on the Company's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Effective for fiscal years beginning after December 31, 1997, SFAS No. 131 requires companies to disclose certain information about their operating segments, their products and services, their major customers and the geographic areas in which they operate. The determination of reportable segments under SFAS No. 131 is based on material segments of a company whose operating results are regularly reviewed by the Company's chief operating decision maker in determining allocation of resources between the segments and assessing their performance. The Company is presently evaluating its reporting requirements under this standard, but believes it will continue reporting information for two segments -- food products and equipment.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for years beginning after June 15, 1999 and requires that all derivatives be recognized on the balance sheet at fair value. SFAS No. 133 establishes "special accounting" for fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will

                           TCBY Annual Report 1998 .  30

either be offset against the change in fair value of the assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of a derivative's change in fair value will be immediately recognized in earnings. As the Company had no derivatives or hedges at November 29, 1998, the adoption of SFAS No. 133 would not have had a material impact on the Company's financial condition or results of operations.

Reclassification

Certain amounts in the 1997 and 1996 consolidated  financial statements have  been reclassified  to conform  to the  1998 presentation.

2.  Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                      1998           1997        1996
                                      ____           ____        ____
Numerator:

  Net Income                      $10,195,612    $ 8,879,215 $ 6,548,365
                                 ========================================
Denominator:

  Denominator for basic
  earnings per share --
  weighted-average shares          23,230,863     24,061,999  25,156,994

  Potential dilutive effect
  of employee stock options           686,909        277,829       5,831
                                 ________________________________________
  Denominator for diluted
  earnings per share --
  weighted average shares
  and assumed conversions          23,917,772     24,339,828  25,162,825
                                 ========================================

  Basic earnings per share               $.44           $.37        $.26
                                 ========================================
  Diluted earnings per share             $.43           $.36        $.26
                                 ========================================
  Anti-dilutive employee stock
  options excluded                    118,404      1,006,760   2,126,017
                                 ========================================


3.  Inventories

Inventories consisted of the following:

                                                       1998          1997
                                                 __________________________
Manufacturing materials and supplies             $ 5,088,456  $ 4,307,719
Finished yogurt and other food products            4,526,777    2,929,034
Equipment and other products                       2,939,642    3,442,478
                                                 __________________________
                                                 $12,554,875  $10,679,231
                                                 ==========================

4.  Long-term Debt

Long-term debt consisted of the following:

                                                      1998         1997
                                                  __________________________
Unsecured notes payable                           $ 6,124,082  $ 9,469,456
Less current portion                                3,171,448    3,171,448
                                                  __________________________
                                                  $ 2,952,634  $ 6,298,008
                                                  ==========================

Two unsecured notes bear interest at the bank's base rate less 0.75% or at a match-funding rate of the adjusted Eurodollar rate plus 1.0%. The interest rate at November 29, 1998 was 6.20719% for both notes. The notes are due in monthly installments of approximately $264,000 plus interest and mature on June 1, 2000 and December 31, 2001. The loan agreement requires, among other things, a fixed charge coverage ratio of greater than 1.25 to 1.0 be maintained. This ratio is defined as the sum of net income and non-cash charges adjusted for extraordinary and nonrecurring items divided by the sum of the current portion of long-term debt, cash dividends paid, and capital expenditures incurred to maintain or replace existing property, plant, and equipment. The Company was in compliance with these covenants at November 29, 1998.

Annual maturities of long-term debt are $3,171,448 in 1999, $1,953,967 in 2000, and $998,667 in 2001.

The Company has available a $5 million unsecured credit line.

No interest was capitalized in 1998, 1997, or 1996.   During
1998,  1997,  and  1996,   the  Company  paid  interest   of
approximately    $546,000,    $760,000,    and     $961,000,
respectively.

5.  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                       1998          1997
                                                 __________________________
Deferred tax assets:
  Impairment allowance on fixed assets           $  675,128    $  811,158
  Claims settlement accrual (see Note 8)            517,500             -
  Accrued expenses                                  959,728       973,490
  Other                                           1,333,596     1,063,130
                                                 __________________________
Total deferred tax assets                         3,485,952     2,847,778

Deferred tax liabilities:
  Tax over book depreciation                      3,863,828     4,182,635
  Other                                           1,737,774     1,425,595
                                                 __________________________
Total deferred tax liabilities                    5,601,602     5,608,230
                                                 __________________________
Net deferred tax liabilities                     $2,115,650    $2,760,452
                                                 ==========================

                                    TCBY Annual Report 1998 .  31

5.  Income Taxes (continued)

Significant components of the provision for income taxes are as follows:

                                              1998       1997         1996
                                          _______________________________________
Current:
  Federal                                 $ 5,862,225   $ 3,443,225  $  1,420,321
  State                                        34,861        23,075       165,540
                                          _______________________________________
Total current                               5,897,086     3,466,300     1,585,861

Deferred                                     (644,802)    1,210,541     1,875,383
                                          _______________________________________
                                          $ 5,252,284   $ 4,676,841  $  3,461,244
                                          =======================================

The reconciliation  of income  tax  computed at  the  United
States federal statutory tax rates to income tax is:


                                          1998           1997         1996
                                       ________________________________________
Income tax at the statutory
  federal rate                         $  5,306,764  $ 4,644,620  $ 3,403,267
State income taxes, net of
  federal benefit                            22,660       14,999      (28,430)
Other, net                                  (77,140)      17,222       86,407
                                       ________________________________________
Total income tax                       $  5,252,284  $ 4,676,841  $ 3,461,244
                                       ========================================

The  Company  made  income  tax  payments  of  approximately
$5,210,000, $3,088,000, and  $1,105,000 in  1998, 1997,  and
1996, respectively.

6.  Accrued Expenses

Accrued expenses consisted of the following:

                                                1998          1997
                                             __________________________

  Rent                                        $    602,272  $   662,224
  Compensation                                   2,234,893    2,534,394
  Other                                          3,845,206    3,415,528
                                              __________________________
                                               $ 6,682,371  $ 6,612,146
                                              ==========================

Accrued expenses at November 29, 1998 and November 30, 1997 includes $.8 million and $1.0 million, respectively, of costs primarily related to the Company's sale of TCBY(registered) Company-owned stores and the related restructuring of its organization in 1995. The original balance of these reserves was $3.4 million. The remaining liabilities will be primarily utilized over the life of the leases for stores sold or closed where sublease payments are less than the Company's required lease payment.

7.  Lease Commitments

In 1998, 1997, and 1996, rent expense totaled approximately $1,657,000, $1,775,000, and $2,884,000, respectively. The future minimal rental commitments for all non-cancelable operating leases with initial or remaining terms in excess of one year are as follows: 1999--$1,986,000; 2000--$1,707,000; 2001--$1,585,000; 2002--$1,175,000;
2003--$1,039,000; and thereafter--$3,120,000.

Certain of the leases relating to corporate stores are renewable for substantially the same rentals for up to five additional years. The rental commitments (net of subleases) for closed Company-owned locations totaled approximately $88,000 at November 29, 1998 and are excluded from the future minimum commitments as this amount was accrued in a prior year. The future minimum rental commitments for stores, which total approximately $2,181,000, relate primarily to the remaining Company-owned stores and stores sold where the lease commitment has been assumed by the buyer but the Company remains on the lease as a responsible party. These future commitments are expected to be offset by future minimum rentals to be received under non-cancelable subleases of approximately $1,716,000 at November 29, 1998.

The lease commitments also include a lease for the corporate headquarters which was renegotiated effective January 1, 1997 with a new 10-year term. The base rent escalates 3% annually and the lease contains a 10-year renewal option at the rental rate effective at the end of the initial term. The rate would continue to increase 3% annually during the renewal period.

8.  Contingencies

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


                            TCBY Annual Report 1998 .  32

8.  Contingencies (continued)

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

9.  Employee Benefit Plans

The Company's Stock Option Plans made available options for the purchase of the Company's Common Stock to certain officers, employees, and non-employee directors. The options are exercisable in one, two, or four equal annual installments, beginning six months or one year after the date of grant with a 10 year life.

The Company  has  elected to  follow  Accounting  Principals
Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations in accounting for its employee stock options versus the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value of these options was estimated at date of grant using a
Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk free interest rates of 5.71%, 6.34% and 6.22%; dividend yields of 3.0%, 3.0% and 4.0%; volatility factors of the expected market price of the Company's common stock of .26, .26 and .30; and the weighted-average expected life of four years.

For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over their respective vesting periods. Pro forma net income and earnings per share, assuming the Company had elected to account for its stock option grants in accordance with SFAS No. 123 for the three years ended November 29, 1998, is as follows:

                                       1998         1997        1996
                                       ____         ____        ____
   Pro forma net income             $9,768,000   $8,603,000  $6,447,000
                                    ====================================
   Pro forma earnings per share:
      Basic                               $.42         $.36        $.26
                                    ====================================
      Diluted                             $.41         $.36        $.26
                                    ====================================

Pro forma results are not necessarily indicative of the effect on future years.

A summary of the Company's stock option activity, and related information for the three years ended November 29, 1998 follows:

                                                             Weighted
                                                             Average
                                              Shares       Option Price
                                           Under Option      Per Share
                                           ____________________________________
Outstanding at December 1, 1995             2,055,263          $6.33
  Granted                                     810,000           4.61
  Terminated                                 (467,575)          6.71
                                            ____________________________________
Outstanding at November 30, 1996            2,397,688           5.68
  Granted                                     958,500           4.70
  Exercised                                   (33,275)          5.26
  Terminated                                  (13,472)          9.20
                                            ____________________________________
Outstanding at November 30, 1997            3,309,441           5.30
  Granted                                     630,000           6.15
  Exercised                                  (663,401)          5.39
  Terminated                                 (129,790)          6.23
                                            ____________________________________
Outstanding at November 29, 1998            3,146,250          $5.41
                                            ====================================

The number of shares exercisable was as follows: November 29, 1998 -- 1,416,058; November 30, 1997 -- 1,469,835; and
November 30, 1996 -- 773,271. The weighted-average option price for exercisable shares as of November 29, 1998 and November 30, 1997 and 1996 was $5.73, $5.84; and $6.59,
respectively. The weighted-average fair value of options granted was $1.35 in 1998, $1.07 in 1997, and $1.04 in 1996.


                            TCBY Annual Report 1998 .  33

9.  Employee Benefit Plans (continued)

The  following  table   summarizes  information   concerning
outstanding and exercisable stock options as of November 29, 1998:


                             Options Outstanding         Options Exercisable
                          ____________________________________________________________

                                  Weighted
                                  Average     Weighted                   Weighted
                                 Remaining    Average                    Average
   Range of          Shares     Contractual   Exercise        Shares     Exercise
Exercise Prices    Outstanding  Life (Years)   Price        Exercisable   Price
_______________   ___________  ___________    ________      ___________  ________
 $4.00-$ 7.44      3,068,899        7.07       $ 5.29        1,338,707    $ 5.46
  8.38- 18.13         77,351        3.12        10.36           77,351     10.36
                  ___________                               ___________
                   3,146,250                                 1,416,058
                  ===========                               ===========

The Company maintains a pre-tax savings plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code (the "Plan"). Employees who have reached age 21 and fulfill the statutory minimum hours of service (1,000) during the plan year are eligible to participate in the Plan. Under the Plan, employees are eligible to contribute up to the lesser of 15% of compensation or the statutory limit, with the Company matching 50% of the first 5% of compensation contributed by the employee. The Company's matching portion of employee contributions resulted in expense of approximately $220,000, $251,000, and $213,000 in 1998, 1997, and 1996, respectively.

10.  Certain Transactions

In  1996,  the  Company  paid  approximately  $75,000  to  a marketing consulting firm whose chief executive officer is a
shareholder and  director of  the Company.   There  were  no
payments in 1998 and 1997.

In 1998,  1997, and  1996, the  Company had  sales  totaling
approximately    $183,000,    $307,000,    and     $437,000,
respectively, to a foodservice distributor whose chief executive officer is a director of the Company.

On October 2, 1995, nine Company-owned stores were sold to franchisee groups which included a shareholder and director of the Company. In addition, the franchisee groups manage six additional stores and receive $130,000 annually for these services; the Company retains ownership of these stores for research and development and training purposes. These stores are all classified as licensed units in Note 1. In August 1998, the stockholder and director of the Company divested his interest in the franchisee groups.

In 1998, the Company aircraft was sold. The Company contemporaneously entered into an agreement whereunder an aircraft owned by the Chairman and Chief Executive Officer could be made available to the Company from time-to-time at an hourly rate consistent with the cost of operating the aircraft it divested; this hourly rate is substantially below the fair market rate which normally would be charged to the Company for use of a similar aircraft. In an associated transaction, the Chairman and Chief Executive Officer leased the Company's flight operations which included personnel, equipment, and facilities. Payments made by the Company for use of the plane totaled $99,000 in 1998. Payments received on rental of the flight operations totaled $196,000 in 1998.

11.  Operations by Industry Segment

Financial information for each of the Company's segments is set forth below:

                               Food
                             Products      Equipment         Other       Total
                           _____________________________________________________
1998
____
Net sales and franchising
  revenues                   $  89,755,318  $ 16,062,038  $ 1,161,920  $106,979,276
Income (loss) from
  operations                    17,875,608      1,229,818  (6,618,552)   12,486,874
Identifiable assets             61,506,093      7,442,212  25,504,579    94,452,884
Capital expenditures             1,601,821        106,359     274,589     1,982,769
Depreciation                     3,452,224        203,219     594,522     4,249,965

1997
____
Net sales and franchising
  revenues                    $ 87,388,000   $ 15,851,821  $ 1,091,639  $104,331,460
Income (loss) from
  operations                    20,960,498        799,267  ( 8,801,365)   12,958,400
Identifiable assets             57,675,539     13,718,822   27,870,035    99,264,396
Capital expenditures             1,333,458         78,059      457,765     1,869,282
Depreciation                     3,891,182        287,381      737,402     4,915,965

1996
____
Net sales and franchising
  revenues                    $ 80,117,290    $ 14,651,976  $ 1,034,990 $ 95,804,256
Income (loss) from
  operations                    18,973,050         841,617  (10,160,057)   9,654,610
Identifiable assets             63,557,411      15,678,242   23,232,794  102,468,447
Capital expenditures             2,153,862          61,155      188,677    2,403,694
Depreciation                     4,157,198         224,227      775,197    5,156,622

(a)  Inter-segment sales and transfers are insignificant.

(b) The Company's business segments are described and discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(c) The "Other" segment is composed of unallocated corporate expenditures and other sundry operations.

Substantially all frozen yogurt products sold to domestic TCBY(registered) traditional stores are distributed exclusively by ProSource. Sales by the Company's manufacturing subsidiary to ProSource totaled approximately $43.0 million, $42.9 million, and $43.2 million in 1998, 1997, and 1996, respectively. Approximately $2.8 million and $2.5 million were receivable from ProSource as of November 29, 1998 and November 30, 1997, respectively.


                       TCBY Annual Report 1998 .  34

12.  Acquisition/Disposition

In  July,  1997,  the  Company  sold  a  portion  of  Carlin
Manufacturing's assets to a company controlled by the subsidiary's president. The assets sold included certain inventory, plant equipment, furniture and fixtures, and intangibles. The transaction was partially financed by the Company. In the Carlin transaction, the real estate and certain finished goods inventory were retained by the Company. The real estate was leased to the purchaser with the ultimate intent to sell the property. The purchaser is assisting the Company in marketing the remaining inventory and receives a commission on the sale of this inventory.

On September 11, 1996, the Company acquired certain assets of Whatever Works Inc. and Juice Works International Franchise Corporation (collectively "Juice Works"), a Phoenix-based juice bar concept, for a purchase price of $1 million. The acquisition was accounted for as a purchase and the results of operations of Juice Works from the date of acquisition are reflected in the consolidated statement of income of the Company. The results of operations of Juice Works prior to its acquisition by the Company were not significant. Goodwill of approximately $867,000 associated with the purchase is being amortized on a straight-line basis over 20 years.

13.  Quarterly Results of Operations (Unaudited)

Financial  results  by  quarter   for  1998  and  1997   are
summarized below:

                                                 Quarters
                           _____________________________________________________
                                 First       Second          Third        Fourth
                           _____________________________________________________
1998
____

Sales                           $16,728,701   $27,083,951   $28,791,737 $ 21,261,024
Gross profit                      5,436,186     8,944,943    10,026,062    5,359,411
Franchising revenues              2,479,824     3,813,639     4,076,691    2,743,709
Net income                          741,588     3,526,968     5,676,067      250,989
Net income per share:
  Basic                        $        .03   $       .15  $        .25  $       .01
  Diluted                      $        .03   $       .15  $        .24  $       .01
Average shares outstanding:
  Basic                          23,468,430    23,270,022     23,130,874   23,054,740
  Diluted                        24,164,665    24,158,257     23,872,098   23,476,682


1997
____

Sales                          $ 15,884,887   $26,802,645   $30,018,752 $ 17,871,370
Gross profit                      5,201,922     8,773,122    10,236,144    5,968,000
Franchising revenues              2,586,812     4,381,380     4,119,155    2,666,459
Net income                          251,651     3,124,990     4,325,146    1,177,428
Net income per share:
  Basic                        $        .01   $       .13  $        .18 $        .05
  Diluted                      $        .01   $       .13  $        .18 $        .05
Average shares outstanding:
  Basic                          24,471,597    24,148,523    23,880,545   23,742,831
  Diluted                        24,491,551    24,349,540    24,318,308   24,195,412

                             TCBY Annual Report 1998 .  35

CORPORATE INFORMATION

TCBY ENTERPRISES, INC.

Corporate Offices
TCBY Enterprises, Inc.
1200 TCBY Tower, 425 West Capitol Avenue
Little Rock, Arkansas 72201
(501)688-8229

Independent Auditors
Ernst & Young LLP
Little Rock, Arkansas

Transfer Agent and Registrar
Continental Stock Transfer and Trust Co.
2 Broadway
New York, NY 10004
(212)509-4000

Investor Relations
Stacy L. Duckett
Vice President

Form 10-K
The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission for the year ended November 29, 1998, will be sent without charge to each stockholder upon request to the Investor Relations Department at the Corporate offices.

Business
TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt, sorbet, and ice cream, and frozen novelty products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the TCBY(registered) and Juice Works(registered) brands.

Annual Meeting
The Annual  Meeting  of Stockholders  of  TCBY  Enterprises,
Inc., will be held at 10:00 a.m., April 13, 1999, at the Excelsior Hotel in Little Rock, Arkansas.

Common Stock
The Company's Common Stock is  traded on the New York  Stock
Exchange under the  symbol TBY.   The  following table  sets
forth, for the periods indicated, the high and low composite sales prices.


Fiscal 1998                                                  High         Low
_______________________________________________________________________________
First Quarter                                              $ 9 7/16     $6
Second Quarter                                              10 1/8       8 1/2
Third Quarter                                                9 7/8       5 7/8
Fourth Quarter                                               7 3/4       5 5/16

Fiscal 1997                                                  High         Low
_______________________________________________________________________________
First Quarter                                              $ 4 1/2      $4
Second Quarter                                               6           4 5/8
Third Quarter                                                6 15/16     6
Fourth Quarter                                               7           6 1/16

As of November 29, 1998, there were 4,467 shareholders of record of the Company's Common Stock and 27,759,021 shares issued.

Dividend Policy
The Company will consider adjustments to the dividend rate after giving consideration to return to stockholders, profitability expectations, financing and cash needs of the Company, and other factors. See Note 4 to Consolidated Financial Statements.

Dividends Per Share                                        1998         1997
______________________________________________________________________________
First Quarter                                                $.05         $.05
Second Quarter                                                .05          .05
Third Quarter                                                 .05          .05
Fourth Quarter                                                .05          .05
                                                             ____         ____
  Total                                                      $.20         $.20
                                                             ====         ====

TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA

TCBY ENTERPRISES, INC.

($000, Except Per Share Amounts)

                              1998      1997      1996       1995      1994
                             ________________________________________________
Sales                         $ 93,865  $ 90,578  $ 82,964   $109,808  $140,445
Franchising revenues            13,114    13,754    12,840     11,762    12,026
Net income (loss)               10,196     8,879     6,548    (21,373)    7,552
Total assets                    94,453    99,264   102,468    111,625   142,280
Long-term debt                   2,953     6,298     9,469     12,641    15,910
Per share:
  Earnings, Basic                $ .44     $ .37     $ .26      $(.83)    $ .30
  Earnings, Diluted                .43       .36       .26       (.83)      .29
  Cash dividends                   .20       .20       .20        .20       .20
  Total stockholders' equity      3.32      3.28      3.22       3.20      4.23

                              1993      1992      1991       1990      1989
                             __________________________________________________
Sales                         $109,525  $107,633  $116,679   $134,832  $131,730
Franchising revenues            10,952    11,063    12,231     16,475    19,593
Net income (loss)                6,409     5,073     8,017     19,950    29,493
Total assets                   128,691   131,925   134,806    141,537   133,559
Long-term debt                  11,487    14,799    17,330     19,696    21,258
Per share:
  Earnings, Basic                $ .25     $ .20     $ .31     $ . 75     $1.11
  Earnings, Diluted                .25       .20       .31        .75      1.10
  Cash dividends                   .20       .20       .35        .18       .07
  Total stockholders' equity      4.13      4.09      4.10       4.15      3.69

NOTE: The 1995 results included pre-tax charges of $27.6 million, or $.72 per share net of taxes, due to the adoption of new accounting standards, and an additional $1.4 million dollars, or $.04 per share net of taxes, resulting from a restructuring of the Company during the fourth quarter of 1995.